Exhibit 99.1

SANDSTORM GOLD LTD.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2016

MARCH 29, 2017

Suite 1400, 400 Burrard Street

Vancouver, B.C. V6C 3A6

SANDSTORM GOLD LTD.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2016

TABLE OF CONTENTS

INTRODUCTORY NOTES	2
CORPORATE STRUCTURE	4
GENERAL DEVELOPMENT OF THE BUSINESS	4
Public Offerings	4
Credit Facility	5
Normal Course Issuer Bid	5
Mineral Interests	5
Corporate Takeovers	12
Change of Auditor	14
DESCRIPTION OF THE BUSINESS	14
Principal Product	15
Competitive Conditions	19
Operations	19
Risk Factors	20
Risks Relating to the Company	20
Risks Relating to the Mining Operations	26
TECHNICAL INFORMATION	31
CIM Standards Definitions	31
Santa Elena Mine, Mexico	37
Chapada Mine, Brazil	51
Diavik Mine, Canada	63
DIVIDENDS	74
DESCRIPTION OF CAPITAL STRUCTURE	74
Trading Price and Volume	75
Common Shares	75
Warrants	75
DIRECTORS AND OFFICERS	77
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	81
TRANSFER AGENT AND REGISTRAR	81
MATERIAL CONTRACTS	81
INTERESTS OF EXPERTS	82
AUDIT COMMITTEE	82
ADDITIONAL INFORMATION	84
SCHEDULE “A”	A1

INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Information

This annual information form (“AIF”) contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation. Forward-looking information is provided as of the date of this AIF and Sandstorm Gold Ltd. (“Sandstorm Gold” or the “Company”) does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm Gold as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Sandstorm Gold will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of gold and other metals; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm Gold; stock market volatility; competition; as well as those factors discussed in the section entitled “Risk Factors” herein.

Forward-looking information in this AIF includes, among other things, disclosure regarding: Sandstorm Gold’s existing Gold Streams (as defined below) and royalties, as well as its future outlook and the mineral reserve and mineral resource estimates for the Santa Elena Mine (as defined below), Chapada Mine (as defined below) and the Diavik Mine (as defined below), and production and cost estimates. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm Gold will purchase gold and other metals or from which it will receive royalty payments, no material adverse change in the market price of commodities that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm Gold has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as future actions and events and actual results could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

Currency Presentation

All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars.

Commodity Price Information

Gold Prices

The high, low, average and closing afternoon fixing gold prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2016, as quoted by the London Bullion Market Association, were as follows:

	Year Ended December 31
	2016	2015	2014
High	$1,366	$1,296	$1,385
Low	$1,077	$1,049	$1,142
Average	$1,251	$1,160	$1,266
Closing	$1,146	$1,060	$1,206

On March 28, 2017, the closing afternoon fixing gold price in United States dollars per troy ounce, as quoted on the London Bullion Market Association, was $1,257.25.

Silver Prices

The high, low, average and closing afternoon fixing silver prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2016, as quoted by the London Bullion Market Association, were as follows:

	Year Ended December 31
	2016	2015	2014
High	$20.71	$18.23	$22.05
Low	$13.58	$13.71	$15.28
Average	$17.14	$15.68	$19.08
Closing	$16.24	$13.82	$15.97

On March 28, 2017, the closing afternoon fixing silver price in United States dollars per troy ounce, as quoted on the London Bullion Market Association, was $17.94.

Copper Prices

The high, low, average and closing official cash settlement copper prices in United States dollars per pound for each of the three years in the period ended December 31, 2016, as quoted by the London Metal Exchange, were as follows:

	Year Ended December 31
	2016	2015	2014
High	$2.69	$2.94	$3.38
Low	$1.96	$2.05	$2.86
Average	$2.21	$2.48	$3.11
Closing	$2.50	$2.13	$2.88

On March 28, 2017, the official cash settlement copper price in United States dollars per pound, as quoted on the London Metal Exchange, was $2.62.

CORPORATE STRUCTURE

The Company was incorporated under the Business Corporations Act (British Columbia) on March 23, 2007. The Company changed its name from “Sandstorm Resources Ltd.” to “Sandstorm Gold Ltd.” on February 17, 2011. Effective June 19, 2015, Sandstorm Gold Ltd. amalgamated, by way of vertical short-form amalgamation under the Business Corporations Act (British Columbia), with one of its wholly-owned subsidiaries, Premier Royalty Inc. (“Premier Royalty”). Sandstorm Gold Ltd. is the continuing entity as a result of the amalgamation.

The Company’s head, registered, and records office are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

The Company has one principal wholly-owned subsidiary, Sandstorm Gold Bank Limited, incorporated under the laws of Barbados.

GENERAL DEVELOPMENT OF THE BUSINESS

Public Offerings

On September 1, 2015, the Company filed a short form base shelf prospectus (the “2015 Base Shelf Prospectus”) in Canada and the United States which allows the Company to offer for sale and issue from time to time common shares of the Company (“Common Shares”), warrants to purchase Common Shares, subscription receipts and units, or any combination thereof, having a total aggregate offering price for such securities, of up to $150,000,000 (or the equivalent thereof in other currencies) during the 25-month period that the 2015 Base Shelf Prospectus, including any amendments thereto, remained effective.

On November 3, 2015, the Company completed a bought deal financing with a syndicate of underwriters for 10,087,800 units of the Company at a price of $2.85 per unit (“Units”) for gross proceeds of approximately $28.8 million (the “November 2015 Offering”). Each Unit was comprised of one Common Share and one-half of one common share purchase warrant, where each full warrant entitles the holder to purchase one Common Share at a price of $4.00 until November 3, 2020. The Units were sold pursuant to an underwriting agreement between the Company and a syndicate of investment dealers co-led by National Bank Financial Inc. and BMO Nesbitt Burns Inc. The Units issued under the November 2015 Offering were offered by way of an amended and restated prospectus supplement (dated October 27, 2015) to the 2015 Base Shelf Prospectus in all of the Provinces of Canada, other than Québec, and in the United States as part of an effective registration statement. The net proceeds from the November 2015 Offering were primarily used to reduce the balance of the Company’s revolving credit facility, which facility was used in funding the acquisition of productions streams from up to five projects from Yamana (as defined below), and for working capital purposes.

On July 6, 2016, the Company completed a bought deal financing with a syndicate of underwriters for 12,921,400 Common Shares of the Company at a price of $4.45 per Common Share for gross proceeds of approximately $57,500,230 (the “July 2016 Offering”). The Units were sold pursuant to an underwriting agreement between the Company and a syndicate of investment dealers co-led by National Bank Financial Inc. and BMO Nesbitt Burns Inc. The Common Shares issued under the July 2016 Offering were offered by way of a prospectus supplement (dated June 27, 2016) to the 2015 Base Shelf Prospectus in all of the Provinces of Canada, other than Québec, and in the United States as part of an effective registration statement. The net proceeds from the July 2016 Offering were primarily used to repay the outstanding balance under the Company’s revolving credit facility, for working capital purposes and to finance the purchase of future Gold Streams.

On December 16, 2016, the Company filed a short form base shelf prospectus (the “2016 Base Shelf Prospectus”) in Canada and the United States which allows the Company to offer for sale and issue from time to time Common Shares, warrants to purchase Common Shares, subscription receipts and units, or any combination thereof, having a total aggregate offering price for such securities, of up to $200,000,000 (or the equivalent thereof in other currencies) during the 25-month period that the 2016 Base Shelf Prospectus, including any amendments thereto, remains effective.

Credit Facility

On January 12, 2012, the Company entered into a revolving credit agreement with The Bank of Nova Scotia, which allowed the Company to borrow up to $50.0 million (the “Revolving Loan” or “Credit Facility”). The Revolving Loan had a term of three years, which was extendable by mutual consent of The Bank of Nova Scotia and the Company. On February 7, 2013 (as amended July 17, 2014, July 13, 2015, October 26, 2015 and May 30, 2016), the Company entered into an amended and restated credit agreement (the “Amended and Restated Credit Agreement”) and amended the Revolving Loan to increase the amount which the Company is permitted to borrow thereunder to up to $110.0 million (the “Amended Revolving Loan”). The term of the Amended Revolving Loan expires July 17, 2020, which is extendable by mutual consent of The Bank of Nova Scotia, Bank of Montreal, National Bank of Canada, Canadian Imperial Bank of Commerce and the Company. The Amended Revolving Loan will continue to be used for the acquisition of Gold Streams. The amounts drawn on the Amended Revolving Loan are subject to interest at LIBOR plus 3.00% to 4.25% per annum, and the undrawn portion of the Amended Revolving Loan is subject to a standby fee of 0.75%-1.05% per annum, dependent on the Company’s leverage ratio. As at December 31, 2016, the Company had not drawn down on the Amended Revolving Loan and the full balance of $110 million remains available.

Normal Course Issuer Bid

On March 30, 2016, the Company commenced a Normal Course Issuer Bid (“NCIB”) in accordance with Toronto Stock Exchange (“TSX”) rules and Canadian securities laws. Under the NCIB, the Company was entitled to purchase up to 6,896,539 Common Shares, representing 5% of the Company’s issued and outstanding Common Shares as of March 15, 2016. The NCIB will terminate on April 3, 2017. All purchases under the NCIB were executed on the open market through the facilities of the TSX or alternative Canadian trading platforms and were made at the market price of the Common Shares at the time of acquisition. These purchases were funded by the Company’s working capital and all Common Shares acquired by the Company under the NCIB were cancelled. The NCIB provided the Company with the option to purchase its Common Shares from time to time. Pursuant to the NCIB, the Company purchased a total of 619,999 Common Shares for an aggregate purchase price of C$3,060,040 during 2016 and these 619,999 Common Shares were all returned to treasury for cancellation.

Mineral Interests

Aurizona Gold Stream

On May 15, 2009, the Company entered into an agreement (the “Aurizona Gold Stream”) with Luna Gold Corp. (“Luna”) to purchase 17% of the life of mine gold produced from Luna’s Aurizona mine, located in Brazil (the “Aurizona Mine”), for $17.8 million and 5,500,000 Common Shares as an upfront payment, plus ongoing per ounce payments equal to the lesser of $400 (subject to a 1% annual inflationary adjustment beginning on February 9, 2014) and the then prevailing market price per ounce of gold.

In May 2015, the Company restructured the Aurizona Gold Stream and amended the terms of the Company’s outstanding loan to Luna (the “Luna Loan”). Under the terms of the restructuring, which closed on June 30, 2015, the Aurizona Gold Stream was terminated (effective September 30, 2015) and replaced by two net smelter return (“NSR”) royalties (the “Aurizona Project NSR” and the “Greenfields NSR”) and a convertible debenture. The Aurizona Project NSR is a sliding scale royalty based on the price of gold as follows: 3% if the price of gold is less than or equal to $1,500 per ounce; 4% if the price of gold is between $1,500 per ounce and $2,000 per ounce; and 5% if the price of gold is greater than $2,000 per ounce. The Greenfields NSR covers approximately 190,000 – 220,000 hectares of exploration ground held by Luna and is a 2% net smelter return royalty. Luna has the right to purchase one-half of the Greenfields NSR for $10 million at any time prior to commercial production. The Company holds a right of first refusal on any future streams or royalties on the Aurizona project and Greenfields. The debenture is a $30 million debenture bearing interest at a rate of 5% per annum (the “Debenture”). The Debenture is payable in three equal annual tranches of $10 million plus accrued interest beginning June 30, 2018. Luna has the right to convert principal and interest owing under the Debenture into common shares of Luna, up to a number of common shares held by the Corporation which is below 20% of the outstanding common shares of Luna.  The quantum of Luna shares upon conversion will be dependent upon a 20 day volume weighted average price (“VWAP”) and, if the VWAP is less than C$0.10 per Luna share, the Luna shares will be deemed to have been issued at C$0.10 per share. The maturity date of the outstanding Luna Loan in the amount of $23,730,306 was extended from June 30, 2017 to June 30, 2021, the interest rate was revised to 5% per annum, payable in cash on the maturity date, and Luna is subject to a default rate of interest equal to 10% per annum.

On February 1, 2017, Luna and JDL Gold Corp. (TSXV:JDL) (“JDL”) announced that they had entered into an agreement to combine their businesses, creating a multi-asset mining company. Under the terms of their agreement, JDL will acquire all of the outstanding common shares of Luna pursuant to a plan of arrangement. The combined company intends to change its name to Trek Mining Inc. Concurrent with the closing of the proposed plan of arrangement between Luna and JDL, all principal plus accrued interest outstanding under the Luna Loan will be settled in equity or a combination of cash and equity of JDL. In addition, JDL has agreed to assume all of Luna’s obligations under the Debenture, which the Company will continue to hold following closing of the JDL and Luna business combination.

The Luna common shares currently held by the Company represent approximately 16.9% of Luna’s issued and outstanding common shares. Following completion of the proposed plan of arrangement between Luna and JDL, the Luna common shares held by the Company will be converted into common shares of JDL on the basis of 1.105 JDL common shares for each Luna common share held by the Company.

The Aurizona Mine is located in Maranhão State in northern Brazil and is an orogenic gold deposit hosted in a greenstone belt of the São Luis Craton. There are a number of mineralized bodies on the Aurizona property, but work to date has focused on the Piaba and Tatajuba deposits on which the current resource is based.

Santa Elena Gold Stream

On May 15, 2009, the Company entered into an agreement (the “Santa Elena Gold Stream”) with SilverCrest Mines Inc. (“SilverCrest”) to purchase 20% of the life of mine gold produced from SilverCrest’s Santa Elena mine, located in Mexico (the “Santa Elena Mine”), for $12.0 million and 3,500,000 Common Shares as an upfront payment, plus ongoing per ounce payments equal to the lesser of $350 (subject to a 1% annual inflationary adjustment beginning on July 13, 2014) and the then prevailing market price per ounce of gold. SilverCrest was also developing an underground mine on the Santa Elena property (the “Santa Elena Underground Mine”) and the Company had the right to purchase 20% of the gold from the underground mine at a per ounce price equal to the lesser of $450 (subject to an Inflationary Adjustment) and the then prevailing market price per ounce of gold. In February 2014, Sandstorm Gold elected to exercise its right to purchase gold from the Santa Elena Underground Mine. For consideration, the Company made a $10.0 million payment to SilverCrest and will continue to make per ounce payments equal to $350 until 50,000 ounces of gold have been delivered to the Company (inclusive of the ounces already received from the open-pit production), at which time the ongoing per ounce payments will increase to $450.

NOTE: Effective October 1, 2015, First Majestic Silver Corp. (TSX:FR; NYSE:AG) (“First Majestic”) acquired all of the issued and outstanding shares of SilverCrest by way of plan of arrangement under the Business Corporations Act (British Columbia) and the Company’s rights under the Santa Elena Gold Stream remain intact.

For further details regarding the Santa Elena Mine, see “Technical Information – Santa Elena Mine, Mexico” below.

Ming Gold Stream

On March 4, 2010, the Company entered into an agreement (as amended) (the “Ming Gold Stream”) to purchase approximately 25% of the first 175,000 ounces of gold produced, and 12% of the gold produced thereafter, from Rambler Metals & Mining plc’s (“Rambler”) Ming mine, located on the Baie Verte Peninsula in Newfoundland, Canada (the “Ming Mine”). For consideration, the Company paid $7.0 million in 2010 and $13.0 million in 2011 for a total of $20.0 million in upfront payments. There are no ongoing per ounce payments required by the Company in respect of the Ming Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that the Company is entitled to purchase will be increased proportionately. Based upon 2016 metallurgical recoveries at the Ming Mine, the Company’s 2017 gold purchase entitlement was adjusted to 32%.

Black Fox Gold Stream

On November 9, 2010, the Company entered into an agreement (the “Black Fox Gold Stream”) with Brigus Gold Corp. (“Brigus”) to purchase 12% of the life of mine gold produced from Brigus’ Black Fox mine, located in Ontario, Canada (the “Black Fox Mine”), for $56.3 million in upfront payments plus ongoing per ounce payments equal to the lesser of $500 (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per annum – the per ounce payments are currently $531) and the then prevailing market price per ounce of gold. Brigus had the option (the “Repurchase Option”), until January 1, 2013, to repurchase 50% of the gold to be purchased under the Black Fox Gold Stream by making a $36.6 million payment to the Company. In November 2012, Brigus partially exercised the Repurchase Option and paid the Company $24,396,668 which reduced the percentage of gold to be purchased by the Company from the Black Fox Mine to 8%. The Company also had the right to purchase, by remitting the per ounce payments (described above), 10% of the gold produced from an area defined under the Black Fox Gold Stream as the “Black Fox Extension”, covering a portion of Brigus’ Pike River property. As a result of the partial exercise of the Repurchase Option by Brigus, the Company’s right to purchase 10% of the gold produced from the Black Fox Extension has been reduced to 6.3%.

NOTE: Effective March 5, 2014, Primero Mining Corp. (TSX:P; NYSE:PPP) acquired all of the issued and outstanding shares of Brigus by way of plan of arrangement under the Canada Business Corporations Act and the Company’s rights under the Black Fox Gold Stream remain intact.

Bachelor Lake Gold Stream

On January 17, 2011, the Company entered into an agreement (the “Bachelor Lake Gold Stream”) with Metanor Resources Inc. (“Metanor”) to purchase 20% of the life of mine gold produced from Metanor’s Bachelor Lake Gold project located outside of Val d’Or, Quebec (the “Bachelor Lake Mine”), for an upfront payment of $20.0 million plus ongoing per ounce payments equal to the lesser of $500 and the then prevailing market price per ounce of gold. Metanor provided a guarantee that the Company would receive minimum pre-tax cash flow for the years 2012 through 2016, which were all met.

Entrée Metal Credits Agreement

On February 14, 2013 (as amended February 23, 2016), the Company entered into a funding agreement (the “Entrée Metal Credits Agreement”) with Entrée Gold Inc. (“Entrée”) to purchase, for a period of 50 years (which may be extended), metal credits equal to:

(a)	5.619% of the gold, 5.619% of the silver and 0.415% of the copper produced from the Hugo North Extension deposit (Lower Level);

(b)	8.425% of the gold, 8.425% of the silver and 0.623% of the copper produced from the Hugo North Extension deposit (Upper Level);

(c)	4.258% of the gold, 4.258% of the silver and 0.415% of the copper produced from the Heruga Deposit (Lower Level); and

(d)	6.391% of the gold, 6.391% of the silver and 0.623% of the copper produced from the Heruga Deposit (Upper Level);

(all of which are subject to adjustment upon the occurrence of certain stated events and reflect reduced percentages, as further discussed below). The above-mentioned deposits are all located in the South Gobi desert of Mongolia and form part of the Oyu Tolgoi mining complex (the lower and upper levels of the Hugo North Extension and the lower and upper levels of the Heruga Deposit collectively referred to herein as the “Entrée JV Project”).

The amendment entered into on February 23, 2016 reduced the Company’s metal credits interests by 17% from the original numbers, for which the Company initially paid $40.0 million in 2013. The metal credits figures set out above are the reduced figures. In exchange for the 17% reduction, Entrée paid the Company $5.5 million in cash and issued 5,128,604 common shares of Entrée (“Entrée Shares”) to the Company (having an aggregate value of $1.3 million). The Company will make ongoing payments equal to the lesser of the prevailing market price and $220 per ounce for the gold, $5 per ounce for the silver and $0.50 per pound for the copper, until approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the Entrée JV Project (the “Initial Fixed Prices”). Thereafter, the ongoing payments will increase to the lesser of the prevailing market price and $500 per ounce for the gold, $10 per ounce for the silver and $1.10 per pound for the copper (the “Subsequent Fixed Prices”). The Initial Fixed Prices are all subject to a 1% annual inflationary adjustment beginning on the fourth anniversary of the date upon which the Company commences receiving payable gold, silver and copper. On February 14, 2013, the Company entered into a similar back-to-back agreement with Sandstorm Metals & Energy Ltd. (“Sandstorm Metals”) whereby Sandstorm Metals purchased the copper portion of the Entrée Metal Credits Agreement (the “Copper Agreement”) from the Company in exchange for issuing $5.0 million in common shares of Sandstorm Metals to the Company. Upon receiving acceptance from the TSX Venture Exchange (the “TSXV”), Sandstorm Metals issued 1,113,333 (post-consolidation) common shares to the Company at a post-consolidation price of C$4.50 per share. As a result of the SND Acquisition described below in this AIF, Sandstorm Metals’ interest in the Entrée JV Project under the Copper Agreement has been added to the Company’s asset portfolio (see below under “Acquisition of 100% Interest in Sandstorm Metals”). The Company is not required to contribute any further capital, exploration or operating expenditures to Entrée.

In March 2013, the Company participated in an Entrée private placement and purchased 17,857,142 Entrée Shares at a price of C$0.56 per Entrée Share. In January 2017, the Company participated in a further Entrée private placement and purchased 914,634 units of Entrée (“Entrée Units”) at a price of C$0.41 per Entrée Unit, with each Entrée Unit being comprised of one Entrée Share and one Entrée warrant. Following the issuance to the Company of the additional 5,128,604 Entrée shares in March 2016 and following completion of these two Entrée private placements and before taking into account any exercise by Rio Tinto International Holding Limited of its pre-emptive rights (which, to date, have not been exercised by Rio Tinto), the Company owns an aggregate of 23,900,380 Entrée Shares, representing approximately 13.83% of the issued and outstanding common shares of Entrée.

The Hugo North Extension and the Heruga Deposit are part of the Oyu Tolgoi mining complex and are being developed by Oyu Tolgoi LLC and the Government of Mongolia, and its project manager Rio Tinto plc (“Rio Tinto”). Entrée retains a 20% interest in the resources of the Hugo North Extension and Heruga deposits.

Partnership with Franco-Nevada on the Karma Project, West Africa

On August 11, 2014, the Company partnered with Franco-Nevada Corporation (“Franco-Nevada”) (TSX/NYSE:FNV) by entering into a $120.0 million gold stream agreement (the “True Gold Stream”) with True Gold Mining Inc. (“True Gold”) (TSXV:TGM) with respect to its Karma Project located in Burkina Faso, West Africa (“Karma Project”). In exchange for an initial $100.0 million in funding, True Gold is obligated to deliver 100,000 ounces of gold over five years (commencing March 31, 2016) (the “Delivery Period”). Thereafter, True Gold will deliver an amount of refined gold equal to 6.5% of the equivalent production at the Karma Project for the life of the mine (the “Additional Period”). In addition, the Company and Franco-Nevada provided True Gold with an 18 month option to increase funding by up to $20.0 million (the “Increase Option”) in exchange for eight quarterly deliveries totaling up to 30,000 ounces of gold, based on the pro-rata portion of the amount drawn thereunder, commencing 18 months from when the first tranche under the Increase Option is taken down (the “Increase Option Period”). During the Increase Option Period (which has now expired), in 2016, Franco-Nevada and the Company provided a one-time payment of $5 million under the Increase Option which reduced the eight quarterly deliveries to a total of 7,500 ounces of gold.

The True Gold Stream is syndicated between Franco-Nevada (as to 75%) and the Company (as to 25%) (the “Syndicate”). The Company’s 25% Syndicate position will result in True Gold delivering 5,000 ounces of gold to the Company each year during the Delivery Period, for a total of 25,000 ounces of gold. During the Additional Period, the Company’s share will be 1.625% of the gold produced at the Karma Project. During each of the Delivery Period and the Additional Period, for each ounce of gold delivered, the Syndicate will make per ounce payments to True Gold equal to 20% of the market spot price for gold.

As of the date of this AIF, the Company has fully funded the initial $25.0 million which it committed to True Gold and has also advanced $1.25 million under the Increase Option.

NOTE: Effective April 26, 2016, Endeavour Mining Corporation (TSX:EDV) acquired all of the issued and outstanding shares of True Gold by way of plan of arrangement under the Business Corporations Act (British Columbia) and the Company’s rights under the True Gold Stream remain intact.

Diavik Mine Royalty

On March 23, 2015, the Company acquired a 1% gross proceeds royalty (“Diavik Royalty”) over property in Lac de Gras in the Northwest Territories, Canada, including property constituting the Diavik diamond mine (“Diavik Mine”). Sandstorm Gold acquired the Diavik Royalty from IAMGOLD Corporation (the previous owner of the Diavik Royalty) for $52.5 million in cash and three million warrants of the Company (the “Diavik Warrants”). The Diavik Warrants have a five year term expiring March 23, 2020, a strike price of $4.50 per Common Share and will only be exercisable following initial production from the Diavik Mine’s A21 pipe.

The Diavik Mine is owned by the Diavik Joint Venture (“Diavik Joint Venture”), which is an unincorporated joint arrangement between Diavik Diamond Mines (2012) Inc. (“DDMI”) and Dominion Diamond Diavik Limited Partnership (“DDDLP”), where DDDLP holds an undivided 40% ownership in the assets, liabilities and expenses of the Diavik Mine and DDMI holds 60%. DDMI is the operator of the Diavik Mine and is a wholly owned subsidiary of Rio Tinto of London, England. DDDLP is a wholly-owned subsidiary of Dominion Diamond Corporation (“Dominion”).

For further details regarding the Diavik Mine, see “Technical Information – Diavik Mine, Canada” below.

Multi-Asset Stream with Yamana Gold Inc.

On October 27, 2015, the Company entered into three agreements with Yamana Gold Inc. (“Yamana”) that include production streams from up to five of Yamana’s projects (the “Yamana Transaction”). For upfront consideration of $152 million in cash (of which $148 million was paid on closing and $4 million was paid in April 2016) plus 15 million warrants of the Company (the “Yamana Warrants”), the Company received a silver stream (the “Silver Stream”) pursuant to a silver purchase agreement dated October 27, 2015 (the “Silver Purchase Agreement”) on the Cerro Moro development project in Argentina (the “Cerro Moro Project”) that includes interim silver deliveries during years 2016 to 2018 from currently operating mines, and a copper stream (the “Copper Stream”) on the operating Chapada mine in Brazil (the “Chapada Mine”) pursuant to a copper purchase agreement dated October 27, 2015 (the “Copper Purchase Agreement”) and a potential gold stream on the Agua Rica project in Argentina (the “Agua Rica Project”), at the Corporation’s sole option (the “Early Deposit Gold Stream”). The Yamana Warrants have an exercise price of $3.50 and a term of five years expiring on October 27, 2020 and became exercisable in 2016 based upon the achievement of specific milestones with respect to the construction of the Cerro Moro mine. The Yamana Transaction provides the Company with asset diversification through the Silver Stream which includes production from the Chapada Mine, the Cerro Moro Project, and the Minera Florida mine in Chile (the “Minera Florida Mine”), as well as the Copper Stream, and the Early Deposit Gold Stream. In addition, the projects underlying the Yamana Transaction are low cost, economically robust assets with significant exploration upside.

The Silver Stream

In exchange for $70 million, pursuant to the Silver Stream, the Company agreed to purchase an amount of silver from the Cerro Moro Project equal to 20% of the silver produced, up to a maximum of 1.2 million ounces of silver annually, until Yamana has delivered 7.0 million ounces of silver to the Company; then 9% of the silver produced thereafter, for the life of the mine. The Company has also agreed, pursuant to the Silver Stream, to purchase an amount of silver from the Minera Florida Mine and the Chapada Mine on an interim basis during the years 2016 through 2018, equal to: 38% of the silver produced, up to a maximum of 200,000 ounces of silver annually from the Minera Florida Mine; and 52% of the silver produced, up to a maximum of 100,000 ounces of silver annually from the Chapada Mine. The Company agreed to make ongoing payments for each ounce of silver received under the Silver Stream equal to 30% of the spot price per ounce of silver. If by January 1, 2019, the Cerro Moro Project has not averaged 80% of its daily nameplate production capacity over a 30-day period (the “Commencement of Production”), then Yamana’s producing El Peñon mine in Chile (the “El Peñon Mine”) will provide a 24-month backstop until the Commencement of Production is satisfied. During the 24-month backstop, if applicable, the Company will purchase an amount of silver equal to 16% of the El Peñon Mine’s silver production up to a maximum of 1.2 million ounces per annum. If the Cerro Moro Project has not achieved the Commencement of Production and the Company has not received cumulative pre-tax cash flow equal to $70 million from the Silver Stream, then the First Chapada Delivery Threshold and the Second Chapada Delivery Threshold (each as defined below) will cease to be in effect and the Company will continue to purchase 4.2% of the Chapada Mine’s payable copper production, up to a maximum of 3.9 million pounds of copper annually, until the earlier of the Company having received cumulative pre-tax cash flow equal to $70 million, or the Cerro Moro Project having achieved the Commencement of Production.

The Cerro Moro Project is located approximately 70 kilometres southwest of the coastal port city of Puerto Deseado in the Santa Cruz province of Argentina. The Cerro Moro Project contains a number of high grade epithermal gold and silver deposits, some of which will be mined via open pit and some via underground mining methods.

The Copper Stream

In exchange for $70 million, pursuant to the Copper Stream, the Company has agreed to purchase an amount of copper from the Chapada Mine equal to: 4.2% of the copper produced, up to a maximum of 3.9 million pounds of copper annually, until Yamana has delivered 39 million pounds of copper to the Corporation (the “First Chapada Delivery Threshold”); then 3.0% of the copper produced until, on a cumulative basis, Yamana has delivered 50 million pounds of copper to the Company (the “Second Chapada Delivery Threshold”); then 1.5% of the copper produced thereafter, for the life of the mine. The Company agreed to make ongoing payments for each pound of copper received under the Copper Stream equal to 30% of the spot price per pound of copper. The Company has been provided with subsidiary and parent guarantees with respect to the obligations under the Copper Stream.

For details regarding the Chapada Mine, please see “Technical Information – Chapada Mine, Brazil” below.

The Early Deposit Gold Stream

In exchange for $12 million, $4 million of which was paid in April 2016 (the “Advance Payment”), the Company has entered into an Early Deposit Gold Stream agreement on the Agua Rica Project, a copper-molybdenum-gold porphyry deposit. At the time when 25% of the construction of the Agua Rica Project has been completed, the Company may elect to make an additional advance payment equal to between $135 million and $225 million based on the following formula: $150,000 multiplied by the price of gold plus $7.5 million (the “Additional Advance Payment”). If the Company elects to pay the Additional Advance Payment, the Company will have the right to purchase an amount of gold equal to 20% of the life of mine gold produced from the Agua Rica Project. The Company would make ongoing payments for each ounce of gold received, equal to 30% of the spot price per ounce of gold. If the Company elects not to pay the Additional Advance Payment, the Advance Payment will convert into a 0.25% net smelter returns royalty on the Agua Rica Project and all other rights under the Early Deposit Gold Stream agreement will terminate. In addition, in the event that the Company wishes to syndicate the Early Deposit Gold Stream to a third party, it has the right to transfer any and all of its rights and obligations, under certain conditions.

The Agua Rica Project is a large scale porphyry copper, molybdenum, gold and silver deposit located in the province of Catamarca, Argentina. In March 2015, Yamana signed a definitive agreement (the “Definitive Agreement”) with the provincial Government of Catamarca, Argentina, represented by the provincial mining company Catamarca Mineria y Energetica Sociedad del Estado (“CAMYEN”). The Definitive Agreement advances the memorandum of understanding between CAMYEN and Yamana, which set the groundwork for cooperation to consolidate important mining projects and prospective properties in the province, creating the Catamarca mining district.

Royalty Package from Teck Resources Limited

On January 19, 2016, the Company agreed to acquire (the “Teck Transaction”) 56 royalties from Teck Resources Limited and its affiliates (collectively, “Teck”). Teck was subsequently unable to complete the transfer of four of the 56 royalties to the Company because underlying rights of first offer and refusal (“ROFRs”) were exercised. As partial consideration for the 56 royalties, on closing, the Company issued a total of 8,762,222 Common Shares (the “Acquisition Shares”) to Teck. Due to the exercise of the four ROFRs, Teck returned 1,273,065 of the 8,762,222 Common Shares to the Company in May 2016, which were then returned to treasury by the Company for cancellation. Accordingly, the total net consideration paid by the Company to Teck for the 52 royalties (the “Teck Royalty Package”) was $16.8 million, paid as to $1.4 million in cash and $15.4 million in Common Shares of the Company. As of the date of this AIF, all 52 of the royalties have been transferred to the Company.

The Teck Royalty Package currently consists of assets in North America (32), Asia (10), South America (7) and Europe (3) and includes producing assets (4), development-stage projects (8), advanced exploration-stage projects (7) and exploration-stage properties (33). Royalty counterparties include Barrick Gold Corporation, Glencore plc (“Glencore”), KGHM Polska Miedz SA, Newmont Mining Corporation (“Newmont”), Kinross Gold Corporation (“Kinross”), New Gold Inc. and Imperial Metals Corporation. The Teck Royalty Package includes the following key assets:

•	2.0% NSR royalty on the high-grade, exploration-stage Hot Maden project (“Hot Maden”) located in Turkey, owned by Mariana Resources Ltd. (“Mariana”) (as to 30%) and its Turkish partner Lidya Madencilik Sanayi ve Ticaret A.S. (“Lidya”) (as to 70%) through their joint venture company;

•	2.0% NSR royalty on the development-stage Hackett River project (“Hackett River”) in Nunavut, Canada owned by Glencore (the 2.0% NSR royalty covers 7,141 hectares of the Hackett River property, including the licenses where the mineral resources have been defined);

•	1.75% NSR royalty on 60% of production (i.e. 1.05%) subject to a $40 million cap, on the development-stage Lobo-Marte project (“Lobo-Marte”) in Chile owned by Kinross;

•	2.0% NSR royalty on the development-stage Burhaniye project in Turkey owned by Tumad Madencilik Sanayi ve Ticaret A.S. The Burhaniye royalty begins paying after 300,000 ounces have been produced; and

•	$10/ounce production royalty, subject to a maximum ounce cap (600,000 ounces from Ağı Dağı and 250,000 from Kirazli), on the development-stage Ağı Dağı/Kirazli projects in Turkey owned by Alamos Gold Inc. and payable by Newmont.

About Hot Maden

The Hot Maden gold-copper project is located approximately 20 kilometres southeast of Artvin and 130 kilometres northeast of Erzurum in north-eastern Turkey.

About Hackett River

The Hackett River property is located in Nunavut, Canada, approximately 480 kilometres northeast of Yellowknife and 105 kilometres south-southwest of the community of Bathurst Inlet, which is located on the Arctic Ocean. Hackett River is a silver-rich volcanogenic massive sulphide project.

About Lobo-Marte

The Lobo-Marte project contains two potential open-pit gold resources located in the Maricunga gold district of Chile. The resources are seven kilometers apart, and are located 60 kilometres south of Kinross’s La Coipa mine, and 60 kilometres north of Kinross’s Refugio mine, 100 kilometres east of Copiapó.

About Aği Daği/Kirazli

The Ağı Dağı and Kirazlı gold development projects are located in the Çanakkale Province of northwestern Turkey.

Corporate Takeovers

Acquisition of 100% Interest in Premier Royalty

The Acquisition

In October 2013, the Company acquired 100% of the issued and outstanding common shares of Premier Royalty (“Premier Shares”) on the basis of 0.145 of a fully paid and non-assessable Common Share for each outstanding Premier Share (other than Premier Shares already owned by the Company), by way of a court-approved statutory plan of arrangement under section 182 of the Business Corporations Act (Ontario) (the “Premier Arrangement”).

Business of Premier Royalty

Premier Royalty was a public company whose common shares, until October 9, 2013, were listed for trading on the TSX. Premier Royalty was in the business of acquiring royalty interests in mineral properties that are advanced staged development projects or operating mines. Premier Royalty did not conduct mining operations, nor was it required to contribute to capital costs, exploration costs, environmental costs or other mining costs on the properties in which it held royalty interests. As a result of obtaining 100% of Premier Royalty’s common shares, the Company added a number of quality royalty assets to its portfolio along with over $30.0 million in cash.

Three of Premier Royalty’s (and thus, the Company’s) operating royalty interests are on the: (i) Gualcamayo Mine (a 1.0% NSR on the Gualcamayo open pit, heap leach gold mine which is located in San Juan province, Argentina, owned and operated by Yamana); (ii) Emigrant Springs Mine (a 1.5% NSR on the Emigrant Springs open pit, heap leach gold mine located in the Carlin Trend in Nevada, USA, owned and operated by Newmont); and (iii) Mine Waste Solutions (a 1.0% NSR on the gold produced from Mine Waste Solutions gold and uranium tailings recovery operation located near Stilfontein, South Africa, owned and operated by AngloGold Ashanti Ltd.).

Amalgamation of Premier Royalty and the Company

Effective June 19, 2015, Sandstorm Gold Ltd. amalgamated, by way of vertical short-form amalgamation under the Business Corporations Act (British Columbia), with Premier Royalty (the “Amalgamation”). Sandstorm Gold Ltd. is the continuing entity as a result of the Amalgamation.

Following the Amalgamation, there are still an aggregate of 2,873,333 Premier Royalty options outstanding which are exercisable into an aggregate of 416,633 Common Shares of the Company at a post-Premier Arrangement price per Common Share ranging from approximately C$10.62 – C$16.345. There are no outstanding Premier Royalty warrants.

Acquisition of 100% Interest in Sandstorm Metals

The Acquisition

In May 2014, the Company acquired 100% of the issued and outstanding common shares of Sandstorm Metals (“SND Shares”) on the basis of 0.178 of a Common Share and C$0.35 in cash for each outstanding SND Share (other than SND Shares already owned by the Company), by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia) (the “SND Arrangement”). The Company SEDAR filed a Form 51-102F4, Business Acquisition Report, under National Instrument 51-102 in respect of the SND Arrangement.

Business of Sandstorm Metals

Sandstorm Metals was a non-operating commodity streaming company which generated 100% of its operating revenue from the sale of base metals and from receipt of payments under its royalty agreements. The acquisition of Sandstorm Metals by the Company provided the Company with approximately $4.0 million of annual royalty revenue from operating mines as well as royalties on advanced exploration and development assets and cash.

Three of Sandstorm Metals’ (and thus, the Company’s) royalty and other interests are:

Glencore Royalty - a 2.4% net smelter return royalty on the Bracemac-McLeod Mine.

Canadian Zinc Royalty - a 1.2% net smelter return royalty on the zinc/lead produced from Canadian Zinc Corporation’s zinc-silver-lead project in the Northwest Territories, Canada (the “Prairie Creek Project”). The Company already had a 1.2% net smelter return royalty for the silver produced from the Prairie Creek Project.

Entrée Copper Metal Credits Agreement – Sandstorm Metals’ rights under their Copper Agreement with respect to copper production from the Entrée JV Project.

Dissolution of Sandstorm Metals

Sandstorm Metals was dissolved by way of voluntary dissolution under the Business Corporations Act (British Columbia) on August 31, 2016.

Acquisition of 100% Interest in Gold Royalties Corporation

The Acquisition

In April 2015, the Company acquired 100% of the issued and outstanding common shares of Gold Royalties Corporation (“Royalties”) on the basis of 0.045 of a fully paid and non-assessable Common Share for each outstanding common share of Royalties (“Royalties Share”) (other than Royalties Shares already owned by the Company), by way of a court-approved statutory plan of arrangement under section 193 of the Business Corporations Act (Alberta) (the “Royalties Arrangement”). The Company SEDAR filed a Form 51-102F4, Business Acquisition Report, under National Instrument 51-102 in respect of the Royalties Arrangement.

Business of Royalties

Royalties was a growth-orientated gold royalty business which acquired and held gold royalty assets for investment purposes. At the time of completion of the Royalties Arrangement, Royalties had a portfolio of 18 royalties on mining projects located in Canada, including one royalty which is generating cash flow from gold production.

Dissolution of Royalties

Royalties was dissolved by way of voluntary dissolution under the Business Corporations Act (Alberta) on November 26, 2015.

Change of Auditor

Effective June 17, 2016, the Company completed the change of auditor processes prescribed under National Instrument 51-102 and changed its auditors from Deloitte LLP to PricewaterhouseCoopers LLP. As required under National Instrument 51-102, the Company has filed the required related documents on SEDAR at www.sedar.com.

DESCRIPTION OF THE BUSINESS

Sandstorm Gold is a non-operating gold streaming company which generates its revenue primarily from the sale of gold and other metals. The Company is listed on the TSX (symbol: SSL) and the NYSE MKT LLC (“NYSE MKT”) (symbol: SAND). The Company’s 2012 Warrants (as defined below) and 2015 Warrants (as defined below) trade on the TSX (symbols: SSL.WT.B and SSL.WT, respectively). None of the Company’s publicly traded warrants are or were listed on the NYSE MKT.

Sandstorm Gold currently has a portfolio of 155 Gold Streams and net smelter return (“NSR”) and other royalty agreements, of which 21 of the underlying mines are producing.

Sandstorm Gold is a growth-focused company that seeks to acquire gold and other metals purchase agreements (“Gold Streams”) and royalties from companies which have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Gold Stream, Sandstorm Gold receives the right to purchase, at a fixed price per unit or at variable prices passed on spot, a percentage of a mine’s production for the operating life of the asset. Sandstorm Gold is focused on acquiring Gold Streams and royalties on mines with low production costs, significant exploration potential and strong management teams.

A royalty is a payment to a royalty holder by a property owner or an operator of a property and is typically based on a percentage of the minerals or other products produced or the revenues or profits generated from the property. Royalties are not typically working interests in a property and, depending on the nature of a royalty interest and the laws applicable to it and the project, the royalty holder is generally not responsible for, and has no obligation to contribute additional funds for any purpose, including, but not limited to, operating or capital costs or environmental or reclamation liabilities. An NSR royalty is generally based on the value of production or net proceeds received by an operator from a smelter or refinery. These proceeds are usually subject to deductions or charges for transportation, insurance, smelting and refining costs as set out in the specific royalty agreement. For gold royalties, the deductions are generally minimal. NSR’s generally provide cash flow which is free of any operating or capital costs and environmental liabilities. A smaller percentage NSR in a project can effectively equate to the economic value of a larger percentage profit or working interest in the same project.

Gold Streams and royalties are an alternative to other more conventional forms of financing, including equity, convertible securities and debt financings which can be used to finance mineral projects. Sandstorm Gold competes directly with these other sources of capital to provide financing. Sandstorm Gold plans to grow and diversify its production profile through the acquisition of additional Gold Streams and royalties. There is no assurance, however, that any potential acquisitions will be successfully completed.

Principal Product

The Company’s principal product is gold that it has agreed to purchase in the future pursuant to its Gold Stream agreements. There is a worldwide gold market into which the Company can sell the gold purchased under the gold purchase agreements and, as a result, the Company will not be dependent on a particular purchaser with regard to the sale of the gold that it expects to acquire pursuant to its gold purchase agreements. The Company also expects to purchase silver and copper and to receive payments pursuant to its NSR and other royalty agreements.

The following table summarizes the gold and other interests currently owned by the Company (collectively the “Mining Operations”):

Property	Mine Owner/Operator	Location of Mine	Attributable Production to be Purchased

Gold Streams:

Santa Elena Mine	First Majestic	Mexico	20% of the gold, including the underground operation
Ming Mine	Rambler	Canada	Approximately 25% of the first 175,000 ounces of gold produced and 12% thereafter (adjusted to 32% for calencar 2017)
Black Fox Mine	Primero	Canada	8% of the gold from the Black Fox Mine plus 6.3% from the Black Fox Extension
Bachelor Lake Mine	Metanor	Canada	20%
Hugo North Extension and Heruga deposits	Entrée	Mongolia	Gold and silver by-products: 5.619%- 8.425% on Hugo North Extension and 4.258% – 6.391% on Heruga Copper: 0.415% - 0.623%% on Hugo North Extension and Heruga
Karma Project	Endeavour Mining Corporation	Africa	5,000 ounces of gold per year for the first five years (25,000 ounces) and then 1.625% of the gold production thereafter
Chaviña Project (Koricancha)	Anthem United Inc.	Peru	3.3% of the gold
Chapada Mine	Yamana	Brazil	4.2% of the copper plus 52% of the silver
Minera Florida	Yamana	Chile	38% of the silver
Cerro Moro	Yamana	Argentina	20% of the silver

Property	Mine Owner/Operator	Location of Mine	Attributable Production to be Purchased
Royalty Portfolio:

Producing:
Forrestania	Western Areas Nickel Pty Ltd.	Australia	1.0% GRR (1)
Diavik Mine	Rio Tinto/Dominion	Canada	1% GPR (diamonds) (2)
Bracemac-McLeod Mine	Glencore	Canada	3.0% NSR
Gualcamayo Mine	Yamana	Argentina	1.0% NSR
Emigrant Springs Mine	Newmont	United States	1.5% NSR
Mine Waste Solutions	Anglogold Ashanti Ltd.	Africa	1.0% NSR
San Andres	Aura Minerals Inc.	Honduras	1.5% NSR
Thunder Creek	Tahoe Resources (Lake Shore Gold)	Canada	1.0% NSR
Bachelor Lake Mine	Metanor	Canada	1.0% NSR
Sao Francisco	Aura Minerals Inc.	Brazil	1.5% NSR
Copper Mountain	Copper Mountain Mining Corporation	Canada	5.0% NSR on copper and 2.5% NSR on other metals
Sheerness	Westmoreland Coal	Canada	5% GRR
Magmont	Doe Run Resources Corporation	USA	1.25% NSR
Altintepe	Bahar Madencilik Sanayi ve Ticaret A.S.	Turkey	1.5% NSR
Gordon Creek	Gordon Creek Energy	United States	10% GOR (natural gas) (3)
Non-Producing:
Luna Greenfields	Luna/Anglo Gold Ashanti	Brazil	2% NSR
Aurizona Mine	Luna	Brazil	3% - 5% NSR
Agua Rica	Yamana	Argentina	0.25% NSR
Barry	Metanor	Canada	0.5%-1.0% NSR
Blende	Blind Creek Resources	Canada	2.0% NSR
Eastern Extension	BonTerra Resources	Canada	1.0% NSR
Hart	Northern Sun Mining	Canada	1.0% NSR
KM61	Stockport Exploration	Canada	0.25% NSR
Roc d’Or East Extension	Integra Gold	Canada	2.0% NSR
Spectrum	Skeena Resources	Canada	1.65% NSR
Iron Horse	Sokoman Iron	Canada	1.0% NSR
Bermuda	Stillwater Mining	Canada	0.5% NSR
Seymour Lake	Stockport Exploration	Canada	1.5% NSR
Lac Manitou (Grenville)	Canadian International Minerals Inc.	Canada	1.0% NSR
Waconichi	Northern Superior Resources	Canada	1.0% NSR
Windfall Lake	Oban Mining	Canada	0.5%-1.0% NSR
Cadillac Break	Alexandria Minerals	Canada	1.0% NSR
Eureka	Pacific Ridge Exploration	Canada	1.0% NSR
Gold Cap	Pacific Ridge Exploration	Canada	1.0% NSR
Justin/Hit	Aben Resources	Canada	2.0% NSR
Bradshaw	Gowest Gold	Canada	1.0% GSR (4)
Coringa	Anfield Gold	Brazil	2.5% NSR
Cuiu Cuiu	Magellan Minerais Prospeccao Geologica Ltda.	Brazil	1.0% NSR
Ann Mason Deposits	Entrée	United States	0.4% NSR
Mt. Hamilton	Waterton Global Resources Management	United States	2.4% NSR
Paul Isnard Project	Columbus Gold Corp.	French Guiana	1.0% NSR
Prairie Creek Project	Canadian Zinc Corporation	Canada	1.2% NSR
Akorade Project	Castle Peak Mining Ltd.	Africa	1.0% NSR
Serra Pelada Mine	Colossus Minerals Inc.	Brazil	2.0% NSR
Belleview Property	Alianza Minerals Ltd.	United States	0.5% NSR
East Walker Property	Alianza Minerals Ltd.	United States	1.0% NSR
Horsethief Property	Alianza Minerals Ltd.	United States	1.0% NSR
Ashby Property	Alianza Minerals Ltd.	United States	1.0% NSR
Argosy	Great Panther Silver	Canada	0.5% NSR
Newman-Madsen	Pure Gold Mining	Canada	0.5% NSR
East My-Ritt	Yamana	Canada	0.5% NSR
Pickle Crow	First Mining Finance	Canada	0.5% NSR

Property	Mine Owner/Operator	Location of Mine	Attributable Production to be Purchased
Skinner	Sabina Gold	Canada	7.5% NPI (5)
Red Ridge	McEwen Mining	United States	3.0% NSR
Cerro Prieto	Goldgroup Mining	Mexico	2.0% NSR
Don Nicholas	CIMINAS	Argentina	$3.00/ounce royalty up to $2.0 million
Rain	Premier Gold/Newmont	United States	1.5% NSR
Broulan Reef	Goldcorp	Canada	2.0% NSR
HM Claim Property	Kirkland Lake Gold	Canada	2.0% NSR
Buffelsfontein	Heaven-Sent Capital Management Group Co. Ltd.	Africa	1.0% NSR
Mel	Silver Range Resources	Canada	1.0% NSR
Fostung	Duke Mountain Resources	Canada	1.0% NSR
Fairchild Lake/Wernecke	Newmont Mining	Canada	0.8% NSR
Hudson-Patricia	Rubicon Minerals	Canada	1.5% NSR
Fly Lake	Rubicon Minerals	Canada	1.5% NSR
Slate Lake	Rubicon Minerals	Canada	1.5% NSR
Cacamuya/Camporo	First Point Minerals	Honduras	0.4% - 1.2% NSR
Hackett River	Glencore	Canada	2.0% NSR
Ajax	KGHM Polska Miedz	Canada	1.5% NSR
Keno Hill	Alexco Resources Corp.	Canada	25% NPI
Ruccock Creek	Imperial Metals Corporation	Canada	1.0% NSR
Lobo-Marte	Kinross	Chile	1.75% (on 60% of production)
Los Verdes	Minera Alamos Sonora S.A. de C.V.	Mexico	2.0% NSR
Box	Fortune Bay Corp.	Canada`	1.5% NSR
Railroad	Gold Standard Ventures Corporation	USA	3.0% NSR
Whistler	Brazil Resources Inc.	USA	2.0% NPI
Hot Maden	Lidya/Mariana	Turkey	2.0% NSR
Karaagac	Anadolu Export Maden Sanayi ve Ticaret A.S.	Turkey	1.5% NSR
Tac/Corak	Cengiz Kaya	Turkey	2.0% NSR
Tavsan (Red Rabbit)	Ariana Resources plc	Turkey	2.0% NSR
Aği Daği/Kirazli	Alamos Gold	Turkey	$10/ounce production royalty
Karadere (Burhaniye)	Tumad Madencilik Sanayi ve Ticaret A.S.	Turkey	2.0% NSR
Abitibi/Sarah Lake	Commander Resources Ltd.	Canada	1.0% NSR
Big Bulk	LCT Holdings Inc.	Canada	1.5% NSR
Butterfly Lake	North Arrow Minerals Inc.	Canada	0.71% GOR
Caramelia	Huakan International Mining Inc.	Canada	2.0% NSR
CT	Kreft Resources Ltd.	Canada	0.75% NSR
Lorrain	Canadian Silver Hunter Inc.	Canada	2.0% NSR
Mainstreet	Beaufield Resources Inc.	Canada	1.2% NSR
New Afton	New Gold Inc.	Canada	2.0% NSR
Rossland	Rossland Resources Inc.	Canada	1.0% - 2.0% NSR
Snip 2	Colorado Resources Ltd.	Canada	2.0% NSR
Summit Lake	Rainy Mountain Royalty Corp.	Canada	1.9% NSR
Ten Mile Creek	Bernie Kreft	Canada	1.5% NSR
Tsacha (Tommy Vein)	Independence Gold Corp.	Canada	2.0% NSR
Wrigley	Devonian Metals Inc.	Canada	2.0% NSR
Aurora	Carlin Resources LLC	USA	2.0% NSR
Big W	Barrick Gold U.S. Inc.	USA	3.0% NSR
Cabin Creek	McEwen Mining Inc.	USA	10% NPI
Cherry Creek	McEwen Mining Inc.	USA	1.5% GOR
Lichen	Silver Phoenix Resources Inc.	USA	2.0% NSR
Shotgun	TNR Gold Corp.	USA	5.0% NPI
Van Stone	Vaagen Bros.	USA	1.5% NSR
Amapari	Mineraçao Amapari S.A.	Brazil	3.0% NSR
Rio Novo South	Rio Minas Mineraçao	Brazil	0.75% NSR
Gatita	Compania Minera Potosi S.A.	Peru	1.0% NSR
Huajoto	Alturas Minerals Corp.	Peru	0.5% - 1.0% NSR
Mario	Fortuna Silver Mines Inc.	Peru	2.0% NSR

Property	Mine Owner/Operator	Location of Mine	Attributable Production to be Purchased
Celeste	Coro Mining Corp.	Chile	3.0% NSR
Kiskama	Talga Resources Ltd.	Sweden	1.0% NSR
Masugnsbyn	Talga Resources Ltd.	Sweden	1.0% NSR
Vittangi	Talga Resources Ltd.	Sweden	1.0% NSR
Hasandagi	Newmont	Turkey	2.0% NSR
Muratdagi	Kenz Enerji ve Madencilik San. Ve Tic A.S.	Turkey	2.0% NSR
Tombul	Elazig Baskil Madencilik A.S.	Turkey	2.0% NSR
Lucero	Condor Resources Inc./Compania Minera Casapalca S.A	Peru	1.5% NSR
Howards & Orion (Gum Creek)	Horizon Gold	Australia	AUS$10/ounce
Wiluna	Toro Energy	Australia	2.0% NSR
Angilak	Kivalliq Energy Corporation	Canada	1.0% NSR
Alto Paraná	Uranium Energy Corp.	Paraguay	1.5% NSR
Altan Nar	Erdene Resource Development Corp.	Mongolia	2.0% NSR
Bayan Khundii	Erdene Resource Development Corp.	Mongolia	2.0% NSR
Chavin	Condor Resources Inc./Compañia Minera Casapalca S.A	Peru	1.5% NSR
Huiñac Punta	Condor Resources Inc.	Peru	0.5% NSR
Humaya	Condor Resources Inc.	Peru	0.5% NSR
Pucamayo	Condor Resources Inc.	Peru	0.5% NSR
Quilisane	Condor Resources Inc.	Peru	0.5% NSR
Quirurqu	Condor Resources Inc.	Peru	0.5% NSR
San Martin	Condor Resources Inc.	Peru	0.5% NSR
Bulgalbin	Mineral Resources	Australia	3.5% NSR
Leinster	Minotaur Exploration	Australia	2.5% NSR
Ergama	Mariana Resources	Turkey	2.0% NSR
More Creek	Tower Resources Ltd.	Canada	2.0% NSR
Nechako	Tower Resources Ltd.	Canada	2.0% NSR
Rabbit North	Tower Resources Ltd.	Canada	2.0% NSR
Ball Creek	Evrim Resources Corp.	Canada	2.0% NSR
Schaft Creek North	Teck Resources Limited/Copper Fox Metals Inc.	Canada	2.0% NSR
La Union	Millrock Resources Inc.	Mexico	1.5% NSR (gold and silver) plus 1.0% NSR (other metals)
Llano del Nogal	Millrock Resources Inc.	Mexico	1.5% NSR (gold and silver) plus 1.0% NSR (other metals)
Los Chivos	Millrock Resources Inc.	Mexico	1.5% NSR (gold and silver) plus 1.0% NSR (other metals)
Los Cuarentas	Millrock Resources Inc./Centerra Gold Inc.	Mexico	1.5% NSR (gold and silver) plus 1.0% NSR (other metals)
Ramard	Millrock Resources Inc.	Mexico	1.5% NSR (gold and silver) plus 1.0% NSR (other metals)
San Javier	Millrock Resources Inc.	Mexico	1.5% NSR (gold and silver) plus 1.0% NSR (other metals)
Violeta	Millrock Resources Inc.	Mexico	1.5% NSR (gold and silver) plus 1.0% NSR (other metals)
Huiniccasa	Volcan Compañia Minera SAA	Peru	1.25% NSR

NOTES:

(1)	Gross Revenues Royalty (“GRR”) means gross revenues for all minerals produced from a property.
(2)	Gross Proceeds Royalty (“GPR”) from the sale of diamonds.
(3)	Gross Overriding Royalty (“GOR”) is based on the total revenue stream from the sale of production from a property with few, if any, deductions.
(4)	Gross Smelter Returns (“GSR”) means gross revenues from the sale or deemed sale of all minerals produced from a property.
(5)	Net Profit Interest (“NPI”) is based on the profit realized after deducting costs related to production as set out in the applicable royalty agreement. NPI payments generally begin after payback of capital costs and ongoing operating costs and some also allow deductions for prior exploration and interest costs. Although the royalty holder is not responsible for providing capital, covering operating losses or environmental liabilities, increases in production costs will affect net profits and royalties payable.

The following table summarizes the ounces of gold sold and the respective revenue received by the Company from each of its producing gold interests for the year ended December 31, 2016:

Property	Gold Equivalent Ounces Sold	Sales & Royalty Revenue ($000s)
Bachelor Lake Mine	7,358	9,183
Black Fox Mine	4,500	5,617
Chapada Mine	4,839	6,075
Diavik Mine	4,669	5,856
Karma	3,334	4,272
Ming Mine	1,586	2,025
Santa Elena	9,419	11,772
Yamana silver stream	2,323	2,926
Other Royalties	11,522	14,419
Other	181	226
Total	49,731	62,371

Further details regarding the purchase agreements entered into by the Company in respect of its material Gold Streams and NSRs and other royalties (excepting the portfolio of royalties acquired pursuant to the Company’s acquisition of Premier Royalty and Gold Royalties) can be found under the heading “GENERAL DEVELOPMENT OF THE BUSINESS” above.

Competitive Conditions

Sandstorm Gold competes with other companies to identify suitable Gold Streams and enter into agreements for the purchase of gold and other metals. The ability of the Company to acquire additional metals in the future will depend on its ability to select suitable properties and enter into similar Gold Streams. See “Description of the Business – Risk Factors – Competition”.

Operations

Raw Materials

The Company expects to purchase gold, silver and copper pursuant to the Gold Streams described above under “Description of the Business – Principal Product”.

Employees

At the end of the most recently completed financial year, the Company and its subsidiaries had 21 employees. No management functions of the Company are performed to any substantial degree by a person other than the directors or executive officers of the Company.

Foreign Interests

The Company currently purchases or expects to be purchasing gold and/or other metals or expects to receive payments under its NSR and other royalty agreements from mines in Mexico, the United States, Mongolia, Africa, Argentina, Brazil, Chile, Peru, Paraguay, Honduras, French Guiana, Turkey, Sweden, Australia and Canada. Any changes in legislation, regulations or shifts in political attitudes in such countries are beyond the control of the Company and may adversely affect its business. The Company may be affected in varying degrees by such factors as government legislation and regulations (or changes thereto) with respect to the restrictions on production, export controls, income and other taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. The effect of these factors cannot be accurately predicted. See “Description of the Business – Risk Factors – Risks Relating to the Mining Operations – International Interests”.

Risk Factors

The operations of the Company are speculative due to the nature of its business which is principally the investment in Gold Streams. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. The risks described herein are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially and adversely affect its business.

Risks Relating to the Company

Global Financial Conditions

Market events and conditions, including the disruptions in the international credit markets and other financial systems, in China, Japan and Europe, along with political instability in the Middle East and Russia and falling currency prices expressed in United States dollars have resulted in commodity prices remaining volatile. These conditions have also caused a loss of confidence in global credit markets, excluding the United States, resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, tighter regulations, less liquidity, widening credit spreads, less price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks and investment banks, insurers and other financial institutions caused the broader credit markets to be volatile and interest rates to remain at historical lows. These events are illustrative of the effect that events beyond the Company’s control may have on commodity prices, demand for metals, including gold, silver, copper, lead and zinc, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business. Global financial conditions have always been subject to volatility. Access to public financing has been negatively impacted by sovereign debt concerns in Europe and emerging markets, as well as concerns over global growth rates and conditions.

These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Company. Increased levels of volatility and market turmoil can adversely impact the Company’s operations and the value and the price of the Common Shares, 2012 Warrants and the 2015 Warrants could be adversely affected.

Subject to the Same Risk Factors as the Mining Operations

To the extent that they relate to the production of commodities from, or the continued operation of, the Mining Operations, the Company will be subject to the risk factors applicable to the operators of such mines or projects, some of which are set forth below under “Risks Relating to the Mining Operations.”

Market Price of the Common Shares, 2012 Warrants and 2015 Warrants

The Common Shares, 2012 Warrants and 2015 Warrants are listed and posted for trading on the TSX. The Common Shares are also listed and posted for trading on the NYSE MKT. An investment in the Company’s securities is highly speculative. Securities of companies involved in the resource industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. The price of the Common Shares, 2012 Warrants and the 2015 Warrants are also likely to be significantly affected by short-term changes in commodity prices, the Company’s financial condition or results of operations as reflected in its quarterly and annual financial statements, currency exchange fluctuations and the other risk factors identified herein.

No Control Over Mining Operations

The Company has agreed to purchase a certain percentage of the gold and other metals produced from certain of the Mining Operations and also expects to receive payments under its NSR and other royalty agreements from certain of the Mining Operations.

The Company is not directly involved in the ownership or operation of mines and has no contractual rights relating to the operation or development of the Mining Operations.

Except in limited circumstances pursuant to applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if any of the Mining Operations do not meet their forecasted production targets in any specified period or if the operations shut down or discontinue their operations on a temporary or permanent basis. The Mining Operations may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the production from such Mining Operations will ultimately meet forecasts or targets. At any time, any of the operators of the Mining Operations or their successors may decide to suspend or discontinue operations. The Company is subject to the risk that the Mining Operations may shut down on a temporary or permanent basis due to issues including but not limited to economic conditions, lack of financial capital, floods, fire, weather related events, mechanical malfunctions, community or social related issues, social unrest, the failure to receive permits or having existing permits revoked, exploration and other risks. These issues are common in the mining industry and can occur frequently. There is a risk that the carrying values of the Company’s assets may not be recoverable if the mining companies operating the Mining Operations cannot raise additional finances to continue to develop those assets. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mining Operations becoming uneconomic resulting in their shutdown and closure. The Company is not entitled to purchase gold or other metals if no gold or other metals is produced from the Mining Operations.

Reliance on Third Party Reporting

The Company relies on public disclosure and other information regarding the Mining Operations it receives from the owners, operators and independent experts of such Mining Operations, and certain of such information is included in this AIF. Such information is necessarily imprecise because it depends upon the judgment of the individuals who operate the Mining Operations as well as those who review and assess the geological and engineering information. In addition, the Company must rely on the accuracy and timeliness of the public disclosure and other information it receives from the owners and operators of the Mining Operations, and uses such information in its analyses, forecasts and assessments relating to its own business and to prepare its disclosure with respect to the Gold Streams and royalties. If the information provided by such third parties to the Company contains material inaccuracies or omissions, the Company’s disclosure may be inaccurate and its ability to accurately forecast or achieve its stated objectives may be materially impaired, which may have a material adverse effect on the Company.

Acquisition Strategy

As part of the Company’s business strategy, it has sought and will continue to seek to purchase Gold Streams and royalties from third party natural resource companies. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance the acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms or at all, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

Operating Model Risk

The Company is not directly involved in the ownership or operation of mines. The Gold Stream and NSR and other royalty agreements that the Company enters into are subject to most of the significant risks and rewards of a mining company, with the primary exception that, under such agreements, the Company acquires commodities at a fixed cost or receives payments under its NSR and other royalty agreements. As a result of the Company’s operating model, the cash flow of the Company is dependent upon the activities of third parties which creates the risk that at any time those third parties may: (a) have business interests or targets that are inconsistent with those of the Company, (b) take action contrary to the Company’s policies or objectives, (c) be unable or unwilling to fulfill their obligations under their agreements with the Company, or (d) experience financial, operational or other difficulties, including insolvency, which could limit a third party’s ability to perform its obligations under the third party arrangements.

In particular, the Company’s financial results may be significantly affected by the operators of the Mining Operations ability to continue as a going concern and have access to capital. The lack of access to capital could result in could result in these companies entering bankruptcy proceedings and, as a result, the Company may not be able to realize any value from its respective Gold Streams or royalties.

In addition, the termination of one or more of the Company’s Gold Stream agreements could have a material adverse effect on the results of operations or financial condition of the Company.

Taxes Risk

The Company has subsidiary companies in the United States, Barbados and Argentina which own the rights to certain NSR royalties in those jurisdictions. The introduction of new tax laws or regulations, or changes to, or differing interpretation of, or application of, existing tax laws or regulations in Canada, Barbados, Argentina and the United States or any of the countries in which the Mining Operations are located or to which shipments of gold or other precious metals are made, could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.  The Company’s international transactions have not yet been audited by the Canada Revenue Agency and, should such transactions be audited, no assurances can be given that the tax matters will be resolved favourably.  The majority of the Company’s Gold Streams and royalties have been entered into directly by Canadian and Barbadian based subsidiaries and will, therefore, be subject to Canadian, and/or international taxation, as the case may be.

No assurance can be given that new tax laws or regulations will not be enacted or that existing tax laws or regulations will not be changed, interpreted or applied in a manner which could have a material adverse effect on the Company. In addition, the introduction of new tax laws or regulations or accounting rules or policies, or changes to, or differing interpretations of, or application of, existing tax laws or regulations or accounting rules or policies, could make Gold Streams less attractive to counterparties. Such changes could adversely affect the Company’s ability to enter into new Gold Streams.

Indebtedness Risk

The terms of the Company’s Credit Facility (as previously defined in this AIF) require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants may limit, among other things, the Company’s ability to incur further indebtedness if doing so would cause the Company to fail to meet certain financial covenants, create certain liens on assets or engage in certain types of transactions. The Company can provide no assurances that in the future, it will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including a failure to meet the financial tests or ratios, may result in an event of default under the Credit Facility thus allowing the lenders to accelerate the debt, which could potentially materially and adversely affect the Company’s business, financial condition and results of operations and the trading price of the Common Shares, 2012 Warrants and 2015 Warrants.

As of December 31, 2016, the Company had not drawn down on the Credit Facility and the full balance of $110 million remains available.

Credit and Liquidity Risk

The Company is exposed to counterparty risks and liquidity risks including, but not limited to: (i) through the companies with which the Company has gold and other metals purchase agreements or royalty agreements; (ii) through financial institutions that hold the Company’s cash and cash equivalents; (iii) through companies that have payables to the Company; (iv) through the Company’s insurance providers; and (v) through the Company’s lenders. The Company is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. In addition, the Company’s loan receivable and convertible debenture due from Luna is subject to Luna’s credit risk and the Company’s ability to realize on its security.

These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these risks materialize, the Company’s operations could be adversely impacted and the trading price of the Common Shares, 2012 Warrants and 2015 Warrants could be adversely affected.

Currency Risk

Financial instruments that impact the Company’s net income (loss) or other comprehensive income (loss) due to currency fluctuations include: cash and cash equivalents, trade receivables and other, investments and trade and other payables denominated in Canadian dollars. Based on the Company’s Canadian dollar denominated monetary assets and monetary liabilities at December 31, 2016, a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would increase (decrease) net income by $1 million and other comprehensive income by $2 million, respectively.

Dependence Upon Key Management Personnel

The Company is dependent upon the services of a small number of key management personnel who are highly skilled and experienced. The Company’s ability to manage its activities will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company.

Commodity Prices

The price of the Common Shares, 2012 Warrants and 2015 Warrants and the Company’s financial results may be significantly adversely affected by a decline in the price of gold, silver or copper. The price of gold. silver and copper fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of gold, silver and copper by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper-producing countries throughout the world.

In the event that the prevailing market price of gold, silver or copper is at or below the price at which the Company can purchase such pursuant to the terms of the agreements associated with its gold, silver or copper interests, the Company may not generate positive cash flow or earnings on those agreements. Furthermore, if the gold, silver or copper price drops below the cost of production of those commodities at the applicable mines, then those mines may not produce any gold, silver or copper (as the case may be) and the Company will not be entitled to purchase any gold, silver or copper under its applicable agreements.

Furthermore, the price of the Common Shares, 2012 Warrants and 2015 Warrants and the Company’s financial results may be significantly adversely affected by a decline in the price and demand for diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide ecomony, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stock held back during recent periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

Competition

The Company competes with other companies for Gold Streams and similar transactions, some of which may possess greater financial and technical resources. Such competition may result in the Company being unable to enter into desirable Gold Streams or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its Gold Streams. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for entering into additional Gold Streams, royalties and similar transactions in the future.

Dividend Policy

No dividends on the Common Shares have been paid by the Company to date and the Company may not declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s Board of Directors after taking into account many factors including the Company’s operating results, financial condition and current and anticipated cash needs.

Equity Price Risk

The Company holds shares, convertible debentures and warrants of other exploration and mining companies with a combined market value as at December 31, 2016 of $61.3 million.

The Company is exposed to equity price risk as a result of holding long-term investments in these companies. The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of such shares. The Company is subject to default risk with respect to any debt instruments. Just as investing in the Company is inherent with risks such as those set out in this AIF, by investing in these other companies, the Company is exposed to the risks associated with owing equity securities and those risks inherent in the investee companies. The Company does not actively trade these investments.

Conflicts of Interest

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

Future Sales or Issuances of Securities

Sandstorm Gold may issue additional securities to finance future activities. Sandstorm Gold cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares, 2012 Warrants and 2015 Warrants. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares, 2012 Warrants and 2015 Warrants. With any additional sale or issuance of Common Shares or the exercise of the 2012 Warrants and the 2015 Warrants, investors will suffer dilution to their voting power and Sandstorm Gold may experience dilution in its earnings per share.

The Company may fail to achieve and maintain the adequacy of internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act

The Company is required to assess its internal controls in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements which, in turn, could harm the Company’s business and negatively impact the trading price of the Common Shares, 2012 Warrants and 2015 Warrants. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel.

Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Future acquired companies, if any, may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX on an ongoing basis.

In connection with the assessment of effectiveness of the Company's internal control over financial reporting as of December 31, 2015, a material weakness was identified relating to the review control over the impairment of long-lived assets. Since then, the Company successfully completed a remediation plan whereby it hired additional resources to assist in the documentation and review of internal controls and in particular, enhanced accounting processes and controls to prevent or detect errors over impairments of long-lived assets. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2016 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2016, the Company's internal control over financial reporting is effective and no material weaknesses were identified. However, the Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Risks Relating to the Mining Operations

Exploration, Development and Operating Risks

Mining operations generally involve a high degree of risk. The Mining Operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of metals, including weather related events, unusual and unexpected geology formations, seismic activity, rock bursts, cave-ins, pit-wall failures, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in production, increased production costs and possible legal liability. Any of these hazards and risks and other acts of God could shut down mining operations temporarily or permanently. Mining operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability for the owners or operators of the Mining Operations.

The exploration for, development, mining and processing of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the owners or operators of the Mining Operations will result in profitable commercial mining operations. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in one or more of the Mining Operations not receiving an adequate return on invested capital. Accordingly there can be no assurance the Mining Operations which are not currently in production will be brought into a state of commercial production.

Commodity Prices for Other Metals Produced from the Mining Operations

The price of metals has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from the Mining Operations to be impracticable. Depending upon the price of other metals produced from the mines which generate cash flow to the owners, cash flow from mining operations may not be sufficient and such owners could be forced to discontinue production and may lose their interest in, or may be forced to sell, some of their properties. Future production from the Mining Operations is dependent on metal prices that are adequate to make these properties and projects economically viable.

In addition to adversely affecting the reserve estimates and financial conditions, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Environmental Risks and Hazards

All phases of the Mining Operations are subject to governmental regulation including environmental regulation in the various jurisdictions in which they operate. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Mining Operations. Also, environmental hazards may exist on the properties which are unknown to the owners or operators of the Mining Operations at present which were caused by previous or existing owners or operators of the properties and which could impair the commercial success, levels of production and continued feasibility and project development and mining operations on these properties. One or more of the mining companies may become liable for such environmental hazards caused by previous owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Government Regulation, Permits and Licenses

The exploration and development activities related to the Mining Operations are subject to extensive laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters.

The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mining Operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the owners or operators of the Mining Operations would not proceed with the development of or continue to operate a mine. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder and claims for damages to property and persons resulting from the Mining Operations could result in substantial costs and liabilities for the owners or operators of the Mining Operations in the future such that they would not proceed with the development of, or continue to operate, a mine.

Government approvals, licences and permits are currently, and will in the future be, required in connection with the Mining Operations. To the extent such approvals are required and not obtained, the Mining Operations may be curtailed or prohibited from proceeding with planned operations, which could have an impact on the business and financial condition of the Company. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Mining Operations, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

Permitting

The Mining Operations are subject to receiving and maintaining permits from appropriate governmental authorities. Although the Company believes that, other than as discussed elsewhere herein, the owners and operators of the Mining Operations currently have all required permits for their respective operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations or additional permits associated with new legislation. Prior to any development on any of the properties, permits from appropriate governmental authorities may be required. There can be no assurance that the owners or operators of the Mining Operations will continue to hold all permits necessary to develop or continue operating at any particular property.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, may have a material adverse impact on the owners or operators of the Mining Operations, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

See “Permitting, Construction, Development and Expansion Risk” for additional permitting risks associated with developmental projects.

Infrastructure

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the owners and operators of the Mining Operations and may delay exploration, development or extraction activities. Certain equipment may not be immediately available, or may require long lead time orders. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development or production at the Mining Operations.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Mining Operations.

Uncertainty of Mineral Resource and Mineral Reserve Estimates

The life-of-mine estimates for the Mining Operations may not be correct. The figures for mineral resources and mineral reserves presented in this AIF and derived from the technical reports filed in respect of the Santa Elena Mine, Chapada Mine and Diavik Mine are estimates only and no assurance can be given that the estimated mineral reserves and mineral resources will be recovered or that they will be recovered at the rates estimated. Mineral reserve and mineral resource estimates are based on limited sampling and geological interpretation, and, consequently, are uncertain because the samples may not be representative. Mineral reserve and mineral resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain mineral reserves and mineral resources uneconomic and may ultimately result in a restatement of estimated mineral reserves and/or mineral resources.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Replacement of Depleted Mineral Reserves

Because mines have limited lives based primarily on proven and probable mineral reserves, the mining companies which own and/or operate the Mining Operations must continually replace and expand their mineral reserves depleted by their mine’s production to maintain production levels over the long-term. Mineral reserves can be replaced by expanding known ore bodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable mineral reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of mineral reserves will not be offset by discoveries or acquisitions.

Competition

The mining companies which own and/or operate the Mining Operations each face competition from a number of large established companies with substantial capabilities, and greater financial and technical resources. These mining companies compete with these other mining companies for the acquisition of prospective, explored, developing and developed mining and mineral properties, as well as for the recruitment and retention of qualified directors, professional management, employees and contractors.

Dependence on Good Relations with Employees

Production at the Mining Operations depends on the efforts of its employees. There is intense competition for geologists and persons with mining expertise. The ability of the mining companies to hire and retain geologists and persons with mining expertise is key to the Mining Operations. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which the Mining Operations are conducted. Changes in such legislation or otherwise in the mining companies’ relationships with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on the Mining Operations, results of operations and financial condition.

Uninsured Risks

The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Where each of the mining companies considers it practical to do so, it maintains insurance in amounts that it believes to be reasonable, including insurance for workers’ compensation, theft, general liability, all risk property, automobile, directors and officers liability and fiduciary liability and others. Such insurance, however, contains exclusions and limitations on coverage. Accordingly, the mining companies’ insurance policies may not provide coverage for all losses related to their business (and specifically do not cover environmental liabilities and losses). The occurrence of losses, liabilities or damage not covered by such insurance policies could have a material adverse effect on the mining companies’ profitability, results of operations and financial condition.

Land Title

Although title to the Mining Operations has been reviewed by or on behalf of the Company, no assurances can be given that there are no title defects affecting the properties and mineral claims owned or used by the Mining Operations. The mining companies may not have conducted surveys of the claims in which they hold direct or indirect interests; therefore, the precise area and location of such claims may be in doubt. It is possible that the Mining Operations may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the mining companies may be unable to operate the Mining Operations as permitted or to enforce their rights with respect to the Mining Operations which may ultimately impair the ability of these owners and operators to fulfill their obligations under their agreements with the Company.

Off-take Agreements

Rambler is required by contract to sell all concentrate produced from the Ming Mine to a third party processor whose facilities are used to process the concentrate mined from the property. Access to the facilities is regulated by an off-take agreement agreed to between Rambler and the third party processor. The off-take agreement establishes the price paid for the metals. The third party processor and the Company may need to enter into an agreement or agreements that are similar (as to payment terms) to the payment terms contained in the off-take agreement between Rambler and the third party processor. Such a form of agreement will streamline the payment process as between the third party processor and Rambler, and the third party processor and the Company. If Rambler (on behalf of the Company) and the third party processor are unable to negotiate such an agreement, Rambler and the Company will be obliged to accept payments “in kind” from the third party processor under the existing off-take agreement.

International Interests

The operations with respect to the Company’s gold and other precious metals interests are conducted in Mexico, the United States, Mongolia, Africa, Argentina, Brazil, Chile, Peru, Paraguay, Honduras, French Guiana, Turkey, Sweden and Australia and as such the operations are all exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation and mining laws, regulations and policies, restrictions on foreign exchange and repatriation, and changing political conditions and governmental regulations relating to foreign investment and the mining business. Several of the countries have experienced political, social and economic unrest in the past and protestors have from time to time targeted foreign mining companies and their mining operations.

Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations or profitability of the Mining Operations in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation, cancellation or dispute of licenses or entitlements which could result in substantial costs, losses and liabilities in the future.

The occurrence of these various factors and uncertainties related to the economic and political risks for operations in foreign jurisdictions cannot be accurately predicted and could have an adverse effect on the Mining Operations resulting in substantial costs, losses and liabilities in the future.

In particular, any changes or unfavourable assessments with respect to (i) the validity, ownership or existence of the Entrée concessions; as well as (ii) the validity or enforceability of Entrée’s joint venture agreement with Oyu Tolgoi LLC may adversely affect the Company’s profitability or profits realized under the Entrée Gold Stream. The Company’s interest in the Serra Pelada Mine may be adversely impacted if the Cooperative de Mineração dos Garimpeiros de Serra Pelada, which holds a 25% interest in the Serra Pelada Mine, continues to take unfavourable actions. In addition, Colossus Mineração Ltda. in Brazil has payables which could be in excess of $30.0 million and accordingly, there is a risk that they may be unable to repay their debts, resulting in their insolvency and loss of any rights to the Serra Pelada Mine.

Permitting, Construction, Development and Expansion Risk

Some of the Mining Operations are currently in various stages of permitting, construction, development and expansion. Construction, development and expansion of such projects is subject to numerous risks, including, but not limited to: delays in obtaining equipment, material and services essential to completing construction of such projects in a timely manner; delays or inability to obtain all required permits; changes in environmental or other government regulations; currency exchange rates; labour shortages; and fluctuation in metal prices. There can be no assurance that the owners or operators of such projects will have the financial, technical and operational resources to complete the permitting, construction, development and expansion of such projects in accordance with current expectations or at all.

Indigenous Peoples

Various international and national laws, codes, resolutions, conventions, guidelines, and other materials relate to the rights of indigenous peoples. The Company holds royalty or streaming interests on operations located in some areas presently or previously inhabited or used by indigenous peoples. Many of these materials impose obligations on government to respect the rights of indigenous people. Some mandate that government consult with indigenous people regarding government actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to indigenous people continue to evolve and be defined. The mining companies’ current or future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development on those projects or operations on which the Company holds a royalty or streaming interest. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against the Company or the owner/operator’s activities. Opposition by indigenous people to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous people. Claims and protests of indigenous people may disrupt or delay activities of the owners/operators of the Company’s royalty/stream assets.

TECHNICAL INFORMATION

CIM Standards Definitions

The estimated Mineral Reserves and Mineral Resources set forth below for the Santa Elena Mine, Chapada Mine and the Diavik Mine have been estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions adopted by CIM Council on May 10, 2014 (the “CIM Standards”).

The term “Mineral Resource” means a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Material of economic interest refers to diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors (as defined below) in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

The term “Mineral Reserve” means the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves (as defined below) and Proven Mineral Reserves (as defined below). Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility.

The term “Probable Mineral Reserve” means the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve. Probable Mineral Reserve estimates must be deomonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study.

The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors. Proven Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study.

The term “Modifying Factors” means considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

This AIF (and documents incorporated by reference herein) has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws and uses terms that are not recognized by the United States Securities and Exchange Commission (the “SEC”). The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are terms defined in accordance with CIM Standards. These definitions differ from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules and regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or other economic studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this AIF and the documents incorporated by reference herein containing descriptions of mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Summary of Mineral Reserves and Mineral Resources

The following tables set forth the estimated Mineral Reserves and Mineral Resources for the projects or mines relating to which the Company has MATERIAL Gold Streams/royalty agreements, adjusted to reflect the Company’s percentage entitlement to gold, copper and diamonds produced from such projects or mines, as of December 31, 2016, unless otherwise noted. The tables are based on information available to the Company as of the date of this AIF, and therefore will not reflect updates, if any, after such date:

attributable Proven and Probable MINERAL Reserves

(As of DECEMBER 31, 2016, unless otherwise noted)

Property	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	kt	(grams per tonne)	(ounces)	kt	(grams per tonne)	(ounces)	kt	(grams per tonne)	(ounces)
Santa Elena Mine – Underground (1, 2, 3, 7, 8)	-	-	-	642	1.57	32,402	642	1.57	32,402
Santa Elena Mine - Leach Pad (1, 2, 3, 7, 8)	-	-	-	460	0.65	9,608	460	0.65	9,608
TOTAL CONTAINED GOLD:			N/A			42,010			42,010

Property	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	kt	(%)	(Million of pounds)	kt	(%)	(Million of pounds)	kt	(%)	(Million of pounds)
Chapada Mine (10, 12, 14, 15, 16)	7,694	0.26	44.7	6,642	0.26	38.5	14,336	0.26	83.2
TOTAL CONTAINED COPPER:			44.7			38.5			83.2

Property	Proven			Probable			Proven & Probable
	Mt	cpt	Contained	Mt	cpt	Contained	Mt	cpt	Contained
	(millions of metric tonnes)	(carats per tonne)	(millions of carats)	(millions of metric tonnes)	(carats per tonne)	(millions of carats)	(millions of metric tonnes)	(carats per tonne)	(millions of carats)
Diavik Mine (17, 19, 22, 23, 24, 25, 26, 27)	0.11	3.0	0.32	0.08	2.7	0.21	0.19	2.8	0.53
TOTAL CONTAINED DIAMONDS:			0.32			0.21			0.53

attributable Measured AND Indicated MINERAL Resources

(As of DECEMBER 31, 2016, unless otherwise noted)

Property	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	kt	(grams per tonne)	(ounces)	kt	(grams per tonne)	(ounces)	kt	(grams per tonne)	(ounces)
Santa Elena Mine – Underground (1, 2, 3, 7, 8, 9)	-	-	-	594	1.86	35,505	594	1.86	35,505
Santa Elena Mine – Leach Pad (1, 3, 4, 7, 8, 9)				460	0.65	9,608	460	0.65	9,608
TOTAL CONTAINED GOLD:			N/A			45,113			45,113

Property	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	kt	(%)	(Million of pounds)	kt	(%)	(Millions of pounds)	kt	(%)	(Millions of pounds)
Chapada Mine (10, 11, 13, 14, 15, 16)	303	0.18	1.2	1,570	0.25	8.7	1,873	0.24	9.9
TOTAL CONTAINED COPPER:			1.2			8.7			9.9

Property	Measured			Indicated			Measured & Indicated
	Mt	cpt	Contained	Mt	cpt	Contained	Mt	cpt	Contained
	(millions of metric tonnes)	(carats per tonne)	(millions of carats)	(millions of metric tonnes)	(carats per tonne)	(millions of carats)	(millions of metric tonnes)	(carats per tonne)	(millions of carats)
Diavik Mine (17, 18, 20, 21, 22, 23, 24, 26, 27)	-	-	-	0.004	2.6	0.01	0.004	2.6	0.01
TOTAL CONTAINED DIAMONDS:			N/A			0.01			0.01

ATTRIBUTABLE INFERRED MINERAL RESOURCES

(AS OF DECEMBER 31, 2016, UNLESS OTHERWISE NOTED)

Property	Inferred
	Tonnage	Grade	Contained
	kt	(grams per tonne)	(ounces)
Santa Elena Mine – Underground (1, 3, 4, 7, 8, 9)	57	1.41	2,593
TOTAL CONTAINED GOLD:			2,593

Property	Inferred
	Tonnage	Grade	Contained
	kt	(%)	(Millions of pounds)
Chapada Mine (10, 11, 13, 14, 15, 16)	1,066	0.33	7.7
TOTAL CONTAINED COPPER:			7.7

Property	Inferred
	Tonnage	Grade	Contained
	(millions of metric tonnes)	(carats per tonne)	(millions of carats)
Diavik Mine (17, 19, 22, 23, 24, 26, 27)	0.02	2.8	0.05
TOTAL CONTAINED DIAMONDS:			0.05

All Mineral Reserves and Mineral Resources set forth above have been estimated in accordance with the CIM Standards and National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

Santa Elena Mine

(1)	The qualified person (”QP”) under NI 43-101 for the technical information regarding the Santa Elena Mine contained in this document, including the review and approval of the Mineral Reserves and Mineral Resources estimates as detailed above, is Ramon Mendoza Reyes, P. Eng., Vice President Technical Services for First Majestic.
(2)	Underground Mineral Reserves are based on a cut-off grade of 145 grams per tonne silver equivalent and is based on actual and budgeted operating and sustaining costs. For the Mineral Reserves estimates, dilution for underground mining includes consideration for internal dilution for designed stopes and an additional 8% dilution due to material handling. Mining loss is estimated at 6%. Underground Mineral Resources are based on a cut-off grade of 140 grams per tonne silver equivalent and is based on actual and budgeted operating and sustaining costs.
(3)	Metal prices considered for Mineral Reserves were $17.50 per ounce silver and $1,200 per ounce gold. Metal prices considered for Mineral Resources were $18.50 per ounce silver and $1,300 per ounce gold. The effect of the Santa Elena Gold Stream has also been considered in both cases.
(4)	Cut-off grade considered for Spent ore was 70 grams per tonne silver equivalent and is based on actual and budgeted operating and sustaining costs.
(5)	Metallurgical recoveries used were 92.5% for gold and 85.5% for silver.
(6)	Metal payable used was 99.85% for silver and gold.
(7)	The Santa Elena Mine Mineral Reserves and Mineral Resources are reported as of December 31, 2015.

(8)	Numbers may not add up due to rounding.

(9)	Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

Chapada Mine

(10)	The QP for the technical information regarding the Chapada Mine contained in this document, including the review and approval of the Mineral Reserves and Mineral Resources as detailed above, is William Wulftange, P. Geo., Senior Vice President of Exploration of Yamana.
(11)	Mineral Resources Metals Prices and Cut-Off Grades: $1,500 gold, $3.50 copper and $4.36 NSR cut-off out of pit for Chapada Mine (Main Pit, Corpo Sul, Cava Norte and Corpo NE); 0.2 grams per tonne gold cut-off for oxide and 0.3 grams per tonne gold cut-off for sulphide in Suruca Gold Project. 0.507 grams per tonne gold equivalent cut-off for Sucupira.
(12)	Mineral Reserves Metal Prices and Cut-Off Grades: $1,200 gold, $2.75 copper, $4.36 NSR cut-off (Main Pit, Corpo Sul and Cava Norte); $900 gold; 0.2 grams per tonne gold cut-off for oxide ore and 0.3 grams per tonne gold cut-off for sulphide ore in Suruca Gold Project. Metallurgical recoveries for copper are 83% and gold ranges from 52% to 85% dependent on zone.
(13)	Mineral Resources are exclusive of Mineral Reserves. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

(14)	The Chapada Mine Mineral Reserves and Mineral Resources are reported as of December 31, 2016.

(15)	The Company’s portion of the attributable Mineral Resources, Mineral Reserves and Inferred Mineral Resources set out above have been calculated internally by the Company due to the complex nature of the terms of the Copper Stream.

(16)	Numbers may not add up due to rounding.

Diavik Mine

(17)	Keith Laskowski, MSc., Vice-President Technical Services for Sandstorm Gold, and a QP under NI 43-101, has reviewed and approved the scientific and technical disclosure regarding the Diavik Mine contained in this AIF.
(18)	Indicated is for pipe A-21 only.
(19)	Proven is an aggregate for pipes A-154 North, A-154 South, A-418 and A-21 (open pit) and the stockpile. Probable is an aggregate of pipes A-154 North, A-154 South and A-418 only. Inferred is an aggregate of pipes A-154 North, A-154 South, A-418 and A-21.
(20)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
(21)	Mineral Resources are reported exclusive of Mineral Reserves, and represent material remaining after Mineral Reserves have been removed for reporting separately elsewhere.
(22)	Tonnes are reported as millions of metric tonnes (“Mt”), diamond grades as carats per tonne (“cpt”), and contained diamond carats as millions of contained carats (“Mct”).
(23)	Accounts for all depletions due to production and sampling to December 31, 2015. Mineral Reserves also include forecasted mining losses and dilution.
(24)	The Mineral Reserves estimates and the Mineral Resources estimates each reflect a bottom screen size of one millimetre.
(25)	Stockpiles are minor run-of-mine stockpiles that are maintained at or near the process plant and are available to maintain blending of kimberlite sources to the plant.
(26)	The Diavik Mine Mineral Reserves and Mineral Resources are reported as of December 31, 2015.

(27)	Numbers may not add up due to rounding.

Each of the below described mines or projects are considered to be material mineral properties to the Company.

Santa Elena Mine, Mexico

A technical report was prepared for SilverCrest (now First Majestic) in accordance with NI 43-101 entitled “Update to Santa Elena Pre-Feasibility Study, Sonora, Mexico” dated March 31, 2015, having an effective date of December 31, 2014 (the “Santa Elena Report”).

The following description of the Santa Elena Mine has been sourced, in part, from the Santa Elena Report and readers should consult the Santa Elena Report to obtain further particulars regarding the Santa Elena Mine. The Santa Elena Report is available for review under First Majestic’s profile on the SEDAR website located at www.sedar.com.

Information in this section that provides non-material updates to the information in the Santa Elena Report has been provided by First Majestic and/or has been sourced from their press release dated January 17, 2017, and/or their Annual Information Form dated March 30, 2016 for the year ended December 31, 2015 (“First Majestic AIF”) as filed by First Majestic on SEDAR.

Certain capitalized terms in this section not otherwise defined have the meanings ascribed to them in the Santa Elena Report. The updated Mineral Reserves and Mineral Resources information to December 31, 2015 has been sourced from the First Majestic AIF and First Majestic’s press release dated March 31, 2016, as filed on SEDAR.

Project Description, Location and Access

The Santa Elena Mine is currently producing gold and silver from a 3,000 tonne per day operation including ore from the underground and reprocessing of heap leaching material using a new fully commissioned Merrill Crowe/CCD processing facility. The Santa Elena Mine project involves combined processing of ore from the updated mineral reserves from underground development and reprocessing of spent ore from the existing heap leach pad. Commercial production for the 3,000 tonne per day mill and plant facility was declared on August 1, 2014. Underground development has been ongoing since January 2013 with commercial production declared on October 1, 2014.

The Santa Elena Mine is located in Sonora, Mexico, approximately 150 kilometres northeast of the state capital city of Hermosillo and seven kilometres east of the community of Banámichi. The Santa Elena Mine consists of ten contiguous concessions (the “Santa Elena Concessions”) covering approximately 9,026.7 hectares registered in the name of Nusantara de México, S.A. de C.V. (“Nusantara”), a wholly owned subsidiary of First Majestic. Nusantara filed the Santa Elena 7 concession, which surrounds the other concessions. All concessions were ground surveyed by a registered land surveyor at the time of staking.

On December 8, 2005, Nusantara entered into an option agreement with Tungsteno de Mexico SA de C.V. (“Tungsteno”) to acquire a 100% interest in the Santa Elena Mine through staged option payments over five years for a total cost of $4.0 million paid in cash and SilverCrest shares. Payments were completed in August of 2009 with SilverCrest owning 100% of the Santa Elena Mine with no underlying royalties. Nusantara has maintained all of the necessary permits for exploration and facilities at the Santa Elena Mine. In 2009, the Santa Elena Mine received its Manifestacion de Impacto Ambiental (“MIA”) and operating permit from Secretaría de Medio Ambiente y Recursos Naturales (“SEMARNAT”). Taxes based on the surface area of each concession are due in January and June of each year at a total annual cost of approximately $52,000 and have been paid to date. A further MIA was submitted to SEMARNAT in early January of 2013 for an amendment of the land use licence related to the underground expansion project and was approved in May 2013. The amendment approval allows for tailings facilities that were not previously required for the open pit and heap leach operation.

All mining concessions in Mexico are valid for a period of 50 years. A mining concession in Mexico does not confer any ownership of surface rights. The Santa Elena Concessions are located on Ejido (community or co-op) land, and on November 12, 2007, a lease agreement with the surface owners was signed which allows First Majestic access and authorization to complete exploration and mine operations activities for 20 years for a maximum of 841 hectares of surface land. The annual cost per year ranges from approximately $55,000 to $160,000 dependent on the number of hectares required. Lease obligations have been met to date.

Pursuant to the Santa Elena Gold Stream, 20% of the gold production is forward sold to Sandstorm Gold.

The Santa Elena Mine can be accessed year round by paved highways 90 kilometres east from Hermosillo to Ures, then 50 kilometres north along a paved secondary road to the community of Banámichi, then by a maintained gravel road that runs east for seven kilometres to the mine site.

Climate, Local Resources, Infrastructure and Physiography

The Santa Elena Mine is located on the western edge of the north trending Sierra Madre Occidental mountain range geographically adjacent to the Sonora River Valley. Property elevations range from 800 metres above sea level to 1,000 metres above sea level. The property is located on the range front at a low elevation in relation to the mountains immediately east and west, respectively. Vegetation is scarce during the dry season, limited primarily to juvenile and mature mesquite trees and cactus plants. During the wet season, various blooming cactus, trees and grasses are abundant in drainage areas.

The climate is typical for the Sonoran desert, with a dry season from October to May. Average rainfall is estimated at 300 millimetres per annum, with the majority of the rainfall registered during the wet season from June to September. The summer rains are short with heavy thunderstorms whereas the winter rains are longer and lighter. Seasonal temperatures vary from zero degrees Celsius to 40 degrees Celsius. Summer afternoon thunderstorms are common and can temporarily impact the local electrical service. Flash flooding is common in the area.

Water for the Santa Elena Mine is available from two wells which were installed and tested in 2009 and 2011. The mine site, including newly completed expansion, has adequate water supply for operations.

A small amount of electrical line power is available from nearby sources that currently supply municipalities and agriculture but is insufficient for the Santa Elena Mine operation. Additional power for production is provided by onsite diesel generators. Provision of grid power is possible in the future, but requires permitting and a significant capital expenditure.

The Santa Elena Mine facilities consist of a seven kilometre main access road from the paved highway and local community of Banámichi, open pit mine (depleted in April 2015), a new 3,000 tonnes per day CCD/MC processing facility, a waste dump with the estimated permitted capacity of 35 million tonnes, a new 3-stage crusher, a lined and certified leach pad, a lined and certified barren and pregnant solution pond, a lined and certified emergency pond designed for 100 year event, a new Merrill Crowe plant and refinery, an on-site laboratory for production and exploration work, an administration office, a maintenance shop, a new warehouse for inventory, power magazines, diesel generators (some decommissioned), and all required piping, power and security. The material on the existing heap leach facility is planned for removal, and there is space on the facility for re-handling of the tailings prior to transport to the waste dump as dry stack tailings. Once pad ore is removed, space will be available for reloading lower grade material for other resources. In January of 2012, the expansion of the Santa Elena Mine from an open pit heap leach operation to an underground mill operation was commenced with ground breaking of the underground portal. By the end of 2014, the expansion was completed with all major equipment purchased and installed for the new processing facility and underground development to approximately the 520 metre elevation. The Santa Elena Mine is located in the foothills of a north-south trending mountain range. Foothills area provides ample space to all required facilities and potential for future expansion.

Northern Mexico has significant precious and base metal mines and there is a significant workforce of trained mining and processing personnel. The communities of Cananea, located approximately 100 kilometres north, and Hermosillo, located 150 kilometres southwest of the Santa Elena Mine, are both considered exploration and mining centres and can provide services for heavy machine purchase and repair, materials fabrication and engineering services and supplies to the Santa Elena Mine. Alternatively, Tucson, Arizona is approximately a four hour drive north across the international Mexican-USA border from the Santa Elena Mine.

History

Although minor amounts of historic production are evident at the Santa Elena Mine, the documentation in support of this work is sparse, not detailed and cannot be relied upon for future projections of economic viability.

Consolidated Fields operated the Santa Elena Mine from the late 19th century until the onset of the Mexican revolution in 1910. It is estimated that the most extensive underground development occurred during this period. The recent commencement of open cut mining has made the underground workings unsafe to enter. SilverCrest estimated that approximately 35,000 tonnes of the original tailings from Consolidated Fields’ operations remain onsite. During the 1960’s, Industrias Peñoles S.A de C.V. drilled two or three holes on the property but no records are available for this drilling. During the early 1980’s, Tungsteno de Baviacora (“Tungsteno”) mined 45,000 tonnes grading 3.5 grams per tonne of gold and 60 grams per tonne of silver from an open cut at the Santa Elena Mine.

After 2003, Tungsteno periodically surface mined high silica/low fluorine material from the Santa Elena Mine. During 2003, Tungsteno conducted an exploration program at the Santa Elena Mine consisting of 117 surface and underground samples. In late 2003, Nevada Pacific Gold Inc. completed a brief surface and underground sampling program with the collection of 119 samples. A report was completed and provided to the owner which was subsequently misplaced. Only the ALS-Chemex assay sheets and a rough location map were available for review. Sample lengths are unclear. In early 2004, Fronteer Development Group (“Fronteer”) completed an extensive surface and underground mapping and sampling program. A total of 145 channel samples (89 underground and 56 surfaces) were collected and analyzed by ALS-Chemex of Hermosillo, Mexico. This data was used by SilverCrest for early exploration and target development.

SilverCrest acquired the Santa Elena Mine in December of 2005. The Santa Elena Mine pit started commercial production of gold and silver in July 2011 and its Mineral Reserves were depleted in April 2015. First Majestic acquired the Santa Elena Mine through its acquisition of SilverCrest on October 1, 2015.

Geological Setting

Regional Geology

The Santa Elena Mine is located in northwestern Mexico where much of the geology can be attributed to the subduction and related volcanism of the Farallon Plate beneath the North American Plate. The east-directed subduction of the Farallon Plate began approximately 200 million years ago with the tectonic rifting of the supercontinent Pangea. The resulting northwest/southeast trending Sierra Madre Occidental extends from the USA-Mexican border to Guadalajara in the southeast, a distance of over 1,200 kilometres. It is proposed that subduction of the Farallon Plate occurred at a relatively shallow angle, resulting in continental uplift across northern Mexico with accretionary terrains developing along the western fringes. The shallow subduction is also thought to be responsible for the tectonics that produced the Laramide orogeny. Continental arc volcanism culminated with the Laramide orogeny in the early to late Eocene. The waning of compression coincides with east-west directed extension between late Eocene to the early Oligocene along the eastern Sierra Madre Occidental flank and is considered to be the first formation stage of the Basin and Range province. By early to mid-Miocene, extension migrated west into Northern Sonora and along the western flank of the Sierra Madre Occidental resulting in north/northwest striking normal faults. This extensional regime caused major deformation across the Sierra Madre Occidental resulting in exhumation of pre-Cambrian basement rocks, especially in the Northern Sierra Madre Occidental. Northwest trending shear and fault zones appear to be an important control on mineralization in the Sonora region. Mineralizing fluids may have been sourced from Cenozoic intrusions. The structural separation along the faults formed conduits for mineral bearing solutions. The heat source for the mineralizing fluids was likely from the plutonic rocks that commonly outcrop in Sonora. Many significant porphyry deposits of the Sierra Madre Occidental occur in the Lower Volcanics and are correlated with the various Middle Jurassic through to Tertiary aged intrusions. These include Cananea, Nacozari and La Caridad. In Sonora, emplacement of these systems has been influenced by the early Eocene east-west and east/northeast – west/southwest directed extension. The Santa Elena vein has a similar orientation to this extensional trend. The silicic volcanism is thought to be related to fractional crystallisation of mantle sourced basalts from subduction. The five main igneous deposits of the Sierra Madre Occidental are: (a) Plutonic/volcanic rocks: Late Cretaceous-Paleocene; (b) Andesite and lesser Dacite-Rhyolite: Eocene (Lower Volcanic Complex); (c) Silicic ignimbrites: Early Oligocene & Miocene (Upper Volcanic Complex); (d) Basaltic-andesitic flows: late stage of and after ignimbrites pulses; and (e) repeat and episodic volcanic events related to rifting of the Gulf of California (alkaline basalt and ignimbrite) emplaced to western flanks: Late Miocene Pliocene and Quaternary. To the west of the Sierra Madre Occidental are the parallel ranges and valleys that show structural similarities to the extensional tectonic regimes of the Basin and Ranges Province to the east. Elevations in the west are lower than the eastern Provinces, with transition to the Coastal plains and Gulf of California.

Local and Property Geology

The Santa Elena Mine property is located at the northwestern extent of the Sierra Madre Occidental. The primary rock types observed on the Santa Elena Mine are the tertiary andesite and rhyolite flows. These units have been uplifted and strike north-south with a dip of 10 degrees to 45 degrees east/northeast. The volcanic units in the immediate area of the Santa Elena Mine deposit exhibit propylitic to silicic alteration. Within the main mineralized structure, widespread argillic alteration and silicification proximal to quartz veining is present. Within the andesite beds, chloritic alteration increases away from the mineralized zone. The main mineralized zone is hosted within an east-west tending structure cross-cutting the volcanic units. The structure hosts an epithermal quartz calcite vein that has been mapped for approximately 1.2 kilometres in length with a width from one metre to 35 metres averaging approximately 15 metres. The structure dips from 40 degrees to 60 degrees to the south and has been drill-tested to a down-dip depth of approximately 600 metres below surface. Splaying and cross-cutting northwest trending structures appear to influence mineralization at intersections with the main mineralized zone and along a northwest-southeast trending the footwall of the vein. Andesite and granodiorite dikes have been identified at the Santa Elena Mine deposit. The heat source for mineralization is unknown but an intrusive at depth is postulated. The main structure is infilled with quartz veining, quartz veinlets and stockwork, banded quartz, vuggy quartz and black calcite. Breccias are found locally at areas of fault intersections. Adularia has been identified in a few hand-specimens. Iron oxides including limonite, jarosite, goethite and hematite are associated with mineralization. Results of induced polarization, resistivity and magnetometer surveys by Pacific Geophysical Ltd. in 2007 showed that the main mineralized zone is a resistivity high (silica) and induced polarization low (minor sulphides) which can be traced for approximately 1.2 kilometres along strike of the zone.

Interpretation from surface, open put and underground mapping and drill hole intercepts has shown that there are eight major faults directly related to the Santa Elena main mineralized zone.

Exploration

From 2006 to 2015, SilverCrest completed several extensive exploration programs at Santa Elena. The 2013 - 2014 exploration programs included surface mapping and channel sampling, underground mapping, underground channel sampling and core drilling. The Exploration Department at the Santa Elena Mine completed a more detailed geological map of the open pit, compiling all geological and structural information defining a revised surface exposure of main geological units and structural setting. An underground mapping and sampling program has been ongoing since 2013 at Santa Elena and includes the underground developed areas. The majority of the sampling and mapping has been done in the exploration cross-cuts and in short delineation core drilling. As of December 31, 2015, there have been approximately 7,088 samples taken on the 575, 600, 625, 650, 675 levels. These samples were used in geological modelling and visual validation of the interpolation results.

Mineralization

Mineralization occurs as a series of replacement veins, stockworks and hydrothermal breccias typical of other high level low-sulphidation epithermal deposits found in the Sierra Madre. These deposits form in predominantly felsic sub-aerial volcanic complexes in extensional and strike-slip structural regimes. Samples previously collected by various parties including SilverCrest show a geochemical signature of gold + silver + antimony + lead + zinc + barium +calcium +manganese which is consistent with a high calcium, high level, low-sulphidation system. The mineralization is the result of ascending structurally controlled low-sulphidation silica-rich fluids into a near-surface environment. Mineral deposition takes place as the fluids undergo cooling by fluid mixing, boiling and decompression. Brecciation of the mineralized zone appears to be due to explosive venting from an assumed intrusive at depth followed by deposition of the mineralization by ascending fluids.

The structure consists of multiple banded quartz veins and stockwork with associated adularia, fluorite, calcite and minor sulphides. Bonanza ore shoots (greater than 500 grams per tonne of silver and 30 grams per tonne of gold) appear to be locally present but require more definition to determine their full extent. Metal zonation appears to exist with higher grades and thicker mineralized widths near the epithermal boiling zone, one of which daylights in the open pit area. A trend of higher grades and thicker veining is apparent with a plunge of approximately 25 degrees to the east. Drill hole SE-12-74 intersected the vein at approximately 500 vertical metres depth with an average uncapped grade of 1.56 grams per tonne gold and 133 grams per tonne silver over seven metres (not calculated as true width) along this plunging trend from the current open pit operation. Zonation also appears to correspond to northwest-trending cross-cutting structures that intersect the main zone and form high grade shoots. Vertical zonation shows gold content consistent with depth and silver content increasing. At the surface, the silver to gold ratio is 20:1. At 500 metres below surface, the ratio is approximately 100:1. Minor sulphides have been observed in a few locations within the mineralized zone. The andesite in the hanging-wall shows disseminated pyrite averaging 5%. Calcite is found in close proximity to pyrite and averages about the same. Some select locations in the hanging-wall show greater than 30% of finely disseminated pyrite spatially associated with greater than 30% disseminated and veinlet calcite. Hydrothermal breccias exist in the hanging-wall andesites proximal to the Main Zone with drill holes intercepting up to 200 metres of breccia with a pyrite/calcite matrix.

Alteration within the deposit is widespread and pervasive, with the most significant being silicification, kaolinization, and chloritization. Kaolin and alunite has formed primarily along structures and contacts, which are deeply weathered and oxidized. Limonite within the oxide zone consists of a brick-red colour after pyrite, brown goethite and local yellow jarosite. Manganese occurs locally as pyrolusite and minor psilomelane near the surface. Gangue minerals consist of quartz, calcite, adularia, chlorite and fluorite. Analyses shows calcium content of up to 15%.

Drilling

SilverCrest completed four drill programs from early 2006 through 2011. In 2012-2013, SilverCrest targeted delineation of shallow, below-pit mineralization and deep mineralization, mostly trending to the east, with additional drilling and the first underground drilling program to take place at Santa Elena in fall 2013. Three drilling companies were contracted; Major Drilling de Mexico based in Hermosillo, Mexico, Guardian Drilling from Saskatchewan, Canada, and DrilCor based in Durango, Mexico. All companies were involved in surface drilling programs, however, only DrilCor worked with the underground exploration drilling. This drilling focused on delineating and extending the areas along trend and down-dip of the main mineralized zone. Other drilling was located off strike to explore for near parallel mineralization. A total of 20 drill holes were collared using reverse circulation (“RC”) to expedite hanging wall drilling, then finished with diamond core from approximately 40- 50 metres before the vein target depth through to the barren footwall. This practice was discontinued due to significant deviation in the pre-collared holes. A total of 21 diamond drill (“DD”) holes (1,590.7 metres) were drilled in the underground 2013 program. A total of 218 holes (72,965 metres including RC with DD tails) were drilled during the 2012-13 program, including holes drilled from within the current pit and the 2013 underground program.

During 2014, SilverCrest targeted infill drilling in the underground area for the initial stopes. This drilling resulted in approximate spacing of about 25 metres in the initial stope area, which was previously around 50 metres, allowing SilverCrest to create a more defined model and giving a better idea of grade distribution. This drilling was completed by Major Drilling de Mexico based in Hermosillo, Mexico and DrilCor based in Durango. A series of additional deep drill holes to both the east and the west of the main mineralized zone were done to focus on the delineation and extension of the ore body to depth and also some drill holes targeting the extension of the El Cholugo and Tortuga vein were completed in 2014. To the date of the Santa Elena Report, down hole surveys were completed on the majority of the drill holes including all 2014 drill holes both at surface and underground drilling. For the 2014 drilling, surveys were taken at an interval of approximately 30 metres, an initial reading at 10 metres was first taken to ensure no deviation had occurred during set up for the drill rig.

During 2015, SilverCrest continued infill and delineation drilling in the underground area for 15 additional stopes. This drilling resulted in approximate spacing of about 25 metres in those stope areas. This drilling campaign included 66 drill-holes, for approximately 2,110 metres and these were carried out by Major Drilling de Mexico based in Hermosillo, Mexico.

Also in 2012, 10 trenches and subsequent bulk composite samples were excavated using an excavator to an average depth of five metres on the leach pad. Sampling was to test spent ore metallurgy for estimated recovery rates through the milling process.

Sampling and Analysis

The 2006 sampling by SilverCrest consisted of continuous surface channel sampling along exposed road cuts and outcrops. The underground verification channel sampling program consisted of semi-continuous horizontal sampling of identified Fronteer sample locations. The samples were collected over selected intervals, placed in plastic bags and periodically shipped to ALS-Chemex in Hermosillo Mexico for preparation, with sample pulps shipped to and analysed by ALS-Chemex, North Vancouver, BC. The 2006, 2007 and 2008 core drilling procedure included the collection and labelling of the drill core. After logging and identifying the mineralized zone, core was selected for splitting and sampling. The 2008 RC drilling program consisted of collecting chips and cataloguing. The 2012 and 2013 drilling program included procedures for the collection and labelling of the drill core. A total of 15 drill holes were first drilled by RC methods and finished with diamond core tails with a further four drilled purely as RC of HQ size drill core (63.5 millimetres diameter). Although RC cuttings were not retained, a number of samples from the hanging wall were sampled.

The drill core was recovered and stored in vinyl boxes, each of which contains approximately 2.25 metres of core. Drill runs were identified in the field by drillers using markers in the core boxes at three metre intervals. These intervals were validated by SilverCrest geologists. Recovered drill core was boxed by the drillers on-site. The core boxes were collected and delivered twice daily to the on-site core logging facility where the core was logged and sampled by SilverCrest technical staff. Core is currently stored on-site for future viewing and reference. Core logging procedures included review of the core quality and recording of recovery, lithological, geotechnical and mineralogical data within standardized company logging forms. After characterizing the mineralization, SilverCrest geologists marked the start and end of each interval for sampling. The drill core sample lengths range from 0.11 to 36.7 metres (the latter was checked in supplied drill logs as being correct) and mode of approximately two metres. Not all drill holes were entirely sampled. The average sample length used in the 2013 resource is 1.74 metres.

Sample intervals were recorded on the core box with sample tags. The intervals were marked on the drill core which was cut in half by a SilverCrest technician using a diamond saw blade. Half of the core was sealed in a sample bag with the corresponding sample tag. The other half of the core sample was returned to the core box for company record and future viewing. Sample numbers, intervals, and descriptions were recorded on the standardized drill logs. SilverCrest inserted certified reference materials (“CRMs”), blanks and duplicates samples at regular intervals into the sampling stream. In addition internal laboratory quality assurance/quality control (“QA/QC”) procedures were followed.

The 2013-2014 drilling program included procedures for the collection and labelling of the drill core. The entire core was checked to make sure it is placed and oriented well. The core boxes are marked with the start and end of each box run. While doing this the geologists look over the core to have a general idea of the geology and mineralization before starting their description. The core is photographed and logged in detail. The samples are measured based on the above sample requirements and includes the percent recovery within the drill run. There are marker tags put in at the start of each sample. If there is a sample that has no sampling to be done after because of waste rock then a marker is put in to indicate the end of the sample for the core cutter. The core is then cut with an electrical diamond saw into halves. The uncut half of the core is carefully placed back into the correct location in the box. After cutting the interval, samples are placed in a bag marked with the sample number, hole name and project name. The sample identification tag is then placed in the bag and the bag is tied. For standards, CRMs contain known metal concentrations (grade and variability). They are used to assess analytical accuracy and to detect biases by comparing the assay results against the expected grade of the standard. For the insertion of standards, a reference standard was created from the source deposit and processed in CDN Laboratory from that result material were measured out on a scale and put into envelopes containing 100 grams. Lab sheets are filled out and the samples are delivered to the lab. Rejects and pulps are picked up directly from the lab as soon as the assay has been completed and stored in the core storage in Santa Elena. Samples collected, that are to be used for resource or reserve evaluation, should contain a minimum of one kilogram of sampled material when appropriate. Exceptions may include narrow widths sampled in outcrop or core intervals where collecting a one kilogram sample is impractical. However, in these cases the sample must be representative of the total material being assessed.

Four different sample types have been taken to date at the underground Santa Elena Mine: (i) infill drill core samples, (ii) channel (chip) samples, (iii) muck samples, and (iv) long-hole drilling samples:

Infill Drill Core Samples

Infill drill core samples consist of the 2015 underground infill and delineation drilling program, comprising of 66 drill holes of NQ drill core (47.5 millimetres diameter). Sampling protocols included procedures for the collection and labelling of the drill core. After the drill core was recovered, it was stored in vinyl boxes, each of which contains approximately 2.25 metres of core. Drill runs were identified in the field by drillers using markers in the core boxes at three-metre intervals. These intervals were validated by SilverCrest geologists. Recovered drill core was boxed by the drillers on-site. The core boxes were collected and delivered twice daily to the on-site core logging facility where the core was logged and sampled by SilverCrest technical staff. Core is currently stored onsite for future viewing and reference. Core logging procedures included review of the core quality and recording of recovery, lithological, geotechnical and mineralogical data within standardized company logging forms. After characterizing the mineralization, SilverCrest geologists marked the start and end of each interval for sampling. The drill core sample lengths range from 0.45 to 2.65 metres and mode of approximately 1.5 metres. The drill core is sampled in the entire mineralized zone. A total of 1,124 samples were collected.

Sample intervals were recorded on the core box with sample tags. The intervals were marked on the drill core which was cut in half by a SilverCrest technician using a diamond saw blade. Half of the core was sealed in a sample bag with the corresponding sample tag. The other half of the core sample was returned to the core box for company record and future viewing. Sample numbers, intervals, and descriptions were recorded on the standardized drill logs. SilverCrest inserted CRMs, blanks and duplicates samples at regular intervals into the sampling stream. In addition, internal laboratory QA/QC procedures were followed.

The 2015 drilling program included procedures for the collection and labelling of the drill core. The entire core was checked to make sure it was placed and oriented well. The core boxes were marked with the start and end of each box run. While doing this the geologists looked over the core to have a general idea of the geology and mineralization before starting their description. The core was photographed and logged in detail. The samples were measured based on the above sample requirements and included the percent recovery within the drill run. There were marker tags put in at the start of each sample. If there was a sample that had no sampling to be done after because of waste rock then a marker was put in to indicate the end of the sample for the core cutter. The core was then cut with an electrical diamond saw into halves. The uncut half of the core was carefully placed back into the correct location in the box. After cutting the interval, samples were placed in a bag marked with the sample number, hole name and project name. The sample identification tag was then placed in the bag and the bag was tied.

For standards, CRMs contain known metal concentrations (grade and variability). They are used to assess analytical accuracy and to detect biases by comparing the assay results against the expected grade of the standard. SilverCrest created a reference standard from the source deposit processed in CDN Laboratory. Using those results, materials were measured out on a scale and put into envelopes containing 100 grams. Lab sheets were filled out and the samples were delivered to the lab. Rejects and pulps were picked up directly from the lab as soon as the assay was completed and were stored in the core storage in Santa Elena. Samples must be representative of the total material being assessed.

Channel Samples (chip samples) consist of:

●	Face Channel Samples, where: (a) every round of a new development face is sampled, for that purpose the geologist mark the channel to be taken to the geology helpers; (b) this mark is done around 1.5 metres from the floor elevation, from the foot wall to the hanging wall - the channel is divided according the lithology or features of the face, not taking samples greater than 1.5 metres; (c) the sampler takes the samples based on the marked provided by the geologist using a chisel and hammer; (d) to recover the sample the crew use a plastic canvas that is cleaned after every sample is collected; (e ) the sample has an identification number that helps recognize the precedence and assay from the lab; and (f) on every face the geologist marks a composite line that is for QA/QC duplicates. A blank sample is introduced every face, usually after the highest grade are identified by the geologist.

●	Back Sample, where: (a) channels are marked by the geologist every 10 metres long the back to be sampled; (b) From the footwall to the hanging wall - the channel is divided according the lithology or features of the back, not taking samples greater than 1.5 metres; (c) the sampler arrives to the area and takes the samples based on the mark provided by the geologist - these samples are taken on the lifter (tele handler), using a chisel and hammer (d) to recover the sample the crew use a plastic canvas that is cleaned after every sample is collected - this is on the floor of the lifter; (e) the samples have an identification number that help recognize the procedure and assay from the lab.

●	Exploration Crosscuts Sample, where: (a) this mark is done around 1.5 metres from the floor elevation, from the footwall to the hanging wall – the channel is divided according the lithology or features of the face, not taking samples greater than 1.5 metres, marks are done in both walls of the cross-cut; (b) the sampler arrives to the face and takes the samples based on the mark provided by the geologist using a chisel and hammer; (c) to recover the sample the crew use a plastic canvas that is cleaned after every sample is collected; and (d) the samples has an identification number that help recognize the precedence and assay from the lab.

Muck Samples, where: (a) all the trucks that are sent from underground as ore (from stopes, slashes, development) that are dumped in the stock piles of the primary crusher are sampled; (b) every morning and afternoon the samplers arrive to site and wash the muck; (c) from every muck pile, a 75 centimeter distance grid is marked; they take a sample in all of the intersections of that grid; (d) the sample has an id number that help recognize the precedence and assay from the lab; and (e) QA/QC control consists of rejects resampled from the highest grade samples.

Cuts from Long hole drilling samples, where: (a) the objective is to sample all the holes that are going to be drilled in that shift - the geologist communicates with the operations to know where they are going to be drilling; (b) the person that is in charge of the sample collection has to take a sample of the cuts of the drill hole every two rods (approx. three metres); (c) there are as many bags as the length of the hole, all of the bags have the name of the hole that is being drilled; (d) then the bags are analyzed by the geologist, to choose one or two representative samples - to do that the geologist will use a splitter; and (e) the samples have an identification number that help recognize the precedence and assay from the lab.

For the 2012-2013 sampling, two analytical laboratories were used for sample analyses: Nusantara de Mexico S.A. de C.V (“Nusantara Lab”), an on-site grade control laboratory for Santa Elena operations; and ALS-Chemex. Nusantara Lab either prepared and analysed samples, or prepared and transported samples to ALS-Chemex in Chihuahua or Hermosillo for further preparation before being sent to ALS-Chemex in Vancouver for analyses. For the 2013-2014 sampling, three analytical laboratories were used for sample analyses: Nusantara Lab, ALS-Chemex and Inspectorate. Nusantara Lab either prepared and analysed samples, or prepared and transported samples to ALS-Chemex or Inspectorate in Hermosillo for further preparation before being sent to ALS-Chemex or Inspectorate in Vancouver for analyses.

For the heap leach sampling, preparation and analyses for 2012 to 2013, all sampling was carried out by SilverCrest’s geologists and sampling protocols adopted the following procedures: (a) plastic bags were placed in a tray in the vertical outlet of the cyclone and into a container to avoid loss of material; (b) full interval was sampled and samples were taken at multiple orders according to the depth of the hole – for holes with a length of 10 and 20 metres, samples were taken every two metres - holes with length of 15 metres, samples were collected every three metres and only one five metre sample was collected for holes with five metre length; (c) all bags were labelled with the corresponding depth; and (d) the samples were delivered to the Nusantara Lab for splitting to pulverization and additional splitting to generate aliquot for analyses. All samples were handled by geologists at the Santa Elena Mine site. Samples were sent to the Nusantara Lab for analyses. Analytical method for gold included Fire Assay finishing in AA as well as gravimetric analyses for comparison purposes and for silver an Aqua Regia digestion finishing in AA. Blanks and CRM were inserted by exploration personnel prior to the sampling preparation at the Santa Elena Mine lab to carry out a QA/QC protocol in the preparation and analyses of the samples collected by the drilling program on the pad. The results did not indicate deviations from the blanks and CRM assay values.

For the 2015 infill and delineation sampling, Nusantara Lab, the on-site grade control laboratory for Santa Elena operations was used.

Data Verification and Security of Samples

Historical data prior to the 2006 SilverCrest drilling campaign is not included in the current geological database.

During April 2006, Scott Wilson Roscoe Postle Associates (“SWRPA”) collected select samples for verification, including an underground continuous channel sample and quarter splits of drill core and sent to ALS - Chemex in Hermosillo with a regular shipment of core samples. Overall, the grade comparisons are considered to be within acceptable ranges.

In May 2006, SilverCrest collected 15 underground channel samples to verify the sampling results of Fronteer samples. Although there was variation in the data, SWRPA considered it acceptable at this stage of property development to use the Fronteer data in the resource estimate. Gravimetric silver grades were consistently higher compared to both the Fronteer and the SilverCrest silver fire with AA finish results. The result lends support to the higher values. The fire assay with AA results was used in the resource estimate as they were more similar to the Fronteer results which were also used.

In addition to the underground sampling by SilverCrest, SilverCrest completed silver geochemical analyses on 289 surface samples for fire assay AA finish and fire assay gravimetric analyses. Results show an overall 20.3% increase in silver grade using silver gravimetric assays. AA silver results were used in the resource estimation and are considered conservative for grade estimation. For QA/QC, duplicate analyses on 16 of 298 samples were completed at ACME Laboratories in Vancouver on ALS-Chemex pulps from core sampling and preparation. Although the ACME results have a higher detection limit, the limited results on the duplicate pulps show consistent correlation of grades between laboratories. During the 2008 drilling, approximately every 20th sample was duplicated in a different laboratory for QA/QC purposes. The comparison for 2008 drill sample results show average gold and silver results to be similar and within acceptable limits for QA/QC. The authors of the Santa Elena Report are of the opinion that the data meet accepted industry standards and are suitable for use in estimating resources.

EBA Engineering Consulting (now Tetra Tech EBA), visited the Santa Elena Mine between May 10-11, 2012 and October 13-14, 2012 (during the 2012 – 2013 drilling campaign). At this time, rock exposure in the open pit and exploration underground decline were inspected, sample collection and logging procedures were reviewed, verification samples were collected and recommendations for sampling quality control measures were made.

Insertion of CRM at regular intervals was completed by SilverCrest staff during the 2013-2014 Santa Elena Mine drill program. SilverCrest inserted 114 blank samples in a random fashion and near to expected high grade samples during the 2013-2014 drilling program, each blank was labelled “Blank” or “Blanco” in the drill hole data base.

First Majestic’s internal qualified person has reviewed the data verification methods at the Santa Elena Mine and believes that the methods meet an industry standard of practice and are sufficient to support estimation of Mineral Resources and Mineral Reserves.

Mineral Processing and Metallurgical Testing

There has been varied metallurgical test work done on the Santa Elena Mine over the last thirty years. More recently, metallurgical test work was carried out by Inspectorate Mining and Metals (“Inspectorate”) in their Richmond, BC facility on samples from Santa Elena. Inspectorate also generated slurry samples for testing at Pocock Industrial in Salt Lake City for thickening and filtration characterization. Additional test work was carried out in Sonora at the University of Sonora.

As detailed in the Santa Elena Report, extensive metallurgical test work including ongoing operations data show that all declared Mineral Reserves are amenable to conventional leaching by standard CCD milling with a Merrill Crowe recovery system for doré bar production.

Metallurgical Operational Results up to December 31, 2015

The Santa Elena heap leach operation was completed in mid-2014 with the transition to the new CCD/Merrill Crowe (“CCD/MC”) processing facility. As of December 31, 2015, 2.3 million tonnes of leach pad material remain and has been fully or partial leached with overall recovery rates of 60% gold and 30% silver. The leach pad material or ore is currently being reprocessed through the new processing facility. No crushing is required for this ore with direct feed to a reclaim stockpile area where it is mixed with crushed underground or open pit ore. The new 3,000 tonnes per day conventional CCD/MC processing facility was commissioned between May to August 2014 and commercial production was declared on August 1, 2014.

For 2015, a total of 1.069 million tonnes of ore with average grades of 1.55 grams per tonne gold and 97 grams per tonne silver were processed through the new facility. The overall blend (mix) of pad ore and underground and open pit ore was approximately 55/45. The open pit was depleted in April 2015, having produced only 60,000 tonnes during 2015. A total of 48,500 ounces of gold and 2.5 million ounces of silver were produced at the new facility in 2015. During 2015, optimization and efficiencies were implemented to improve recovery rates. Work was focused on; 1) ball mill grind size to achieve P80, 80% passing 100 microns, 2) addition of oxygen, 3) addition of lead nitrate.

Updated Mineral Resource and Mineral Reserve Estimates

The update to the Mineral Reserves and Mineral Resources (underground and leach pad) for the Santa Elena Mine are shown in the table below. Only Indicated Mineral Resources were used to define Mineral Reserves in the updated mine plan.

To summarize, as of December 31, 2015, total Probable Mineral Reserves are 5.51 million tonnes grading 1.19 grams per tonne gold and 76.3 grams per tonne silver, containing 210,000 ounces of gold and 13.5 million ounces of silver.

Updated Indicated Mineral Resources (inclusive of Probable Mineral Reserves) are estimated at 5.27 million tonnes grading 1.33 grams per tonne gold and 85 grams per tonne silver, containing 226,000 ounces of gold and 14.3 million ounces of silver. Updated Inferred Mineral Resources are estimated at 0.29 million tonnes grading 1.41 grams per tonne gold and 92 grams per tonne silver, containing 13,000 ounces of gold and 840,000 ounces of silver.

On March 31, 2016, First Majestic announced their updated Mineral Reserve and Mineral Resource estimates to December 31, 2015 for the Santa Elena Mine. These details are also contained in the First Majestic AIF for the year ended December 31, 2015 as filed by them on SEDAR.

The following table sets forth the estimated updated Mineral Reserves and Mineral Resources for the Santa Elena Mine (gold only, excludes silver grades for Sandstorm Gold reporting purposes) as of December 31, 2015:

Classification	Tonnes (000s)	Gold Grade (grams per tonne)	Contained Gold (ounces)
RESERVES:
Probable (underground)	3,210	1.57	162,011
Probable (pad)	2,299	0.65	48,039
TOTAL RESERVES:	5,509	1.19	210,050

RESOURCES:
Indicated (underground)	2,969	1.86	177,527
Indicated (pad)	2,299	0.65	48,039
TOTAL RESOURCES:	5,268	1.33	225,566

INFERRED (underground)	286	1.41	12,964

(1)	All Mineral Resources and Mineral Reserves conform to NI 43-101 and CIM definitions for Mineral Resources and Mineral Reserves.
(2)	Underground Mineral Reserves are based on a cut-off grade of 145 grams per tonne silver equivalent and is based on actual and budgeted operating and sustaining costs.
(3)	Metal prices considered for Mineral Reserves were $17.50 per ounce silver and $1,200 per ounce gold, the effect of the Santa Elena Gold Stream has also been considered.
(4)	For the Mineral Reserves estimates, dilution for underground mining includes consideration for internal dilution for designed stopes and an additional 8% dilution due to material handling. Mining loss is estimated at 6%.
(5)	Underground Mineral Resources are based on a cut-off grade of 140 grams per tonne silver equivalent and is based on actual and budgeted operating and sustaining costs.
(6)	Cut-off grade considered for spent ore was 70 grams per tonne silver equivalent and is based on actual and budgeted operating and sustaining costs.
(7)	Metal prices considered for Mineral Resources were $18.50 per ounce silver and $1,300 per ounce gold, the effect of the Santa Elena Gold Stream has also been considered.
(8)	Metallurgical recoveries used were 92.5% for gold and 85.5% for silver.
(9)	Metal payable used was 99.85% for silver and gold.
(10)	Totals may not add up due to rounding.
(11)	Ramon Mendoza Reyes, P. Eng., Vice President Technical Services for First Majestic, a QP under NI 43-101, has reviewed and approved the Mineral Reserves and Mineral Resources set forth above.

With the update to Mineral Reserves, the Santa Elena Mine life is scheduled to continue for six years at nominal milling rate of 2,750 tonnes per day with reduced throughput in the last years upon depletion of leach pad reserves. The mine schedule is based on mining long hole stopes early in the mine life at lower costs with small reserve being mined using cut and fill stopes towards the end of the mine schedule.

Mining Operations, Exploration, Development and Production

Initially, the Santa Elena Mine open pit heap leach mine was constructed in late 2009 and 2010 and was operational from 2010 to 2014. During 2013 and 2014, the open pit heap leach was transitioned into an underground, milling and CCD /Merrill Crowe 3,000 tonne per day processing facility. As of December 31, 2015, the underground mine is fully operational and producing steadily. The Santa Elena Mine ore body varies in dip and thickness along strike and at depth. As a result, two well established underground mining methods have been selected for ore extraction, as follows:

Orebody Geometry	Mining Method
Dip > 55 degrees, Thickness > 5 metres	Longitudinal Long hole Stoping (including Avoca)
Dip < 55 Degrees, > 5 metres	Mechanized Cut and Fill

In general, conventional mechanized mining methods have been selected. As of December 31, 2015, First Majestic has undertaken ore development, production drilling, blasting and loading operating its own equipment, and is using a contractor for the waste rock and ore haulage to surface. A contractor is retained to carry out the main ramp development. Approximately 89% of stoping will be by long hole method and 11% by cut and fill methods. Most long hole stopes are produced early in the mine schedule. Average stope width is 10 metres.

Mining of the heap leach spent ore (“pad ore”) is completed by loader and conveyor to transport material to the plant until 2021.

As of December 31, 2015, the main ramp has been developed to approximately the 520 metre elevation with development drifts on the 700, 675, 650, 625, 600 and 575 metre levels (elevations above sea level). Underground stope production during 2015 consisted of long hole stoping of Stope #1 to Stope #4 which are located between the 575 to 655 metre levels and preparation of stopies #15 to #30. Mineral reserves from the open pit were depleted in April 2015.

First Majestic’s mining schedule estimates the tonnages to be mined from the underground and the existing pad ore to feed the process plant at a nominal rate of 2,750 tonnes per day. The schedule is based on optimizing higher grade long hole stopes first, with more costly cut and fill mining in themain vein left for later in the mine life. An underground mining schedule has been developed for the stopes in the reserve model and for development required to access the stopes throughout the life of mine. A 55%/45% mix (underground to pad ore) is assumed for the life of mine.

Processing and Recovery Operations

The ore from underground resources is currently processed by conventional milling and cyanide leaching technology. In addition partially leached material from the existing heap leach operations is blended underground ore at a variable rate and reprocessed through the same plant. Santa Elena ore (Underground and Pad) contains an estimated grade of 1.19 grams per tonne gold and 76.3 grams per tonne silver and after crushing and grinding has historically been leached in cyanide to yield approximately 92.5% gold recovery and 85.5% silver recovery. Because of the relatively high level of silver in the ore (and hence solutions) there are advantages and benefits to using traditional CCD and Merrill-Crowe for metal recovery rather than carbon-in-leach/carbon-in-pulp process. The partially leached pad ore yielded recoveries of approximately 60% gold and 30% silver when crushed to 10 millimeters and processed on the heap leach (partial leach cycle to Q2 2014). On re-leaching after grinding in the new plant, the balance of the metals are recovered to the level expected from fresh ore from underground, at a rate of 92.5% for gold and 85.5% for silver. The process plant has been designed to treat a nominal 3,000 tonnes per day of ore, a mixture of freshly mined material and partially leached heap leach residue, but First Majestic has found that, after increasing the retaining time in the ball mill in order to achieve a finer particle, the metallurgical recovery of silver has increased significantly, therefore the reduced nominal plant feed of 2,750 tonnes per day. The plant has been designed to treat any proportion of these two types of feed.

Infrastructure, Permitting and Compliance Activities

As of December 31, 2014, all transition projects have been fully constructed, commissioned and commercial production announced. Much of the same infrastructure facilities utilized for the open pit mine continue to be used for the new operations, including, but not limited to, access roads, waste dumps, explosive magazines, office buildings, fuel storage facilities, power generation, primary crushing equipment, heap leach pads and solution collection ponds.

Environmental studies were conducted on the open pit excavation that occurred at the Santa Elena Mine. An independent Closure and Mine Reclamation Plan was created for the Santa Elena Mine project in March 2010, and updated in January 2014, by Global Resource Engineering Ltd. This initial plan incorporated study results from baseline environmental impact, water quality and geotechnical stability studies for the original open pit, processing and waste dump. The updated plan in 2014 incorporates plans for earthworks in regards to topsoil placement on impacted grounds, earthworks for erosion control, demolition and removal of old buildings. Consideration for mine closure, remediation and ongoing monitoring and stewardship activities are included within the economic model for the Santa Elena Mine. First Majestic updated these estimates internally for the year-end 2015.

Capital and Operating Costs

Capital Costs

As of December 31, 2015, First Majestic estimated total sustaining capital costs during the remaining life of mine of $32.5 million, including development, delineation and infill drilling, plant and infrastructure sustaining capital and closure.

Sustaining Capital Cost, Including Exploration Drilling Expense
Mill Sustaining Capital	$3,641,000
Underground waste development expenses	$18,916,000
Underground equipment and infrastructure	$6,455,000
Underground and surface drilling	$3,441,000
TOTAL CAPITAL COSTS:	$32,453,000

Note: All numbers have been rounded to the nearest thousand.

Operating Costs

Operating costs for the Santa Elena Mine have been estimated for the underground mining, processing costs and general and administrative costs. First Majestic currently estimates the life of mine plan operating costs at an average of $40.00 per tonne of ore processed based on current and projected costs. The life of mine plan assumed an approximate 55% underground ore to 45% pad ore blend.

Mining Method	Underground Long Hole Average	Underground Cut & Fill Average	Leach Pad Reprocess
Process Method	CCD Mill	CCD Mill	CCD Mill
Mining Cost/tonne (1)	$20.75	$25.00	$0.00 (2)
Processing Cost/tonne (3)	$24.30	$24.30	$24.30
General & Administration/tonne (4)	$4.57	$4.57	$4.57

Notes:

(1)	Long hole stopes are 89% of designed stopes by volume and cut & fill stopes are 11% of designed stopes by reserve volume. Excludes ore development costs. Includes adjustment for exchange ratio impact in the mining costs.
(2)	Mining cost of spent ore on leach pad is covered under processing costs.
(3)	Processing includes crushing, milling, site refining and dry stack tailings disposal.
(4)	Estimated based on current operations and may vary on an annual basis.

Economic Analysis

The Base Case economic analyses use a range of metal prices per ounce for gold and silver. For gold prices, the range is defined as $1,250 (2015), $1,275 (2016) and $1,300 (2017 – 2022) and for silver prices the range is defined as $18 (2015), $19 (2016), $20 (2017) and $21 (2018 – 2022). On this basis, the following economic highlights for a continued 8 year mine life beginning January 2015 are:

•	Total operating revenue of $555 million from estimated sales of 12.6 million ounces of silver and 270,700 ounces of gold.
•	Total operating costs of $349 million.
•	Estimated cash operating costs averaging $11.59 per silver equivalent (“AgEq”) ounce (gold:silver average ratio of 64.5:1 based on sold ounces for the life of mine plan.
•	Total sustaining capital costs of $31 million including the life of mine plan underground drilling programs and 2015 surface exploration expenditures.
•	Total pre-tax undiscounted cash flow of $163 million including estimated closure cost deductions of $6 million.
•	Pre-tax Base Case pre-tax NPV (5%) of $144 million.
•	Post-tax Base Case post-tax NPV (5%) of $119 million.

Metal price sensitivities were completed including spot price as $1,193/ounce gold and $16.16/ounce silver (representing spot price in December, 2014) which showed a pre-tax NPV (DCF @ 5%) of $84.3 million. The economic analyses considers SilverCrest delivering 54,133 ounces of gold to Sandstorm Gold at an average price of $412 per ounce ($350 to $450 per ounce with annual 1% inflationary increases) under the Santa Elena Gold Stream.

Santa Elena Mine Milestones

Current activities at the Santa Elena Mine include:

●	On January 17, 2017, First Majestic announced that during the quarter ended December 31, 2016, the Santa Elena Mine produced 660,207 ounces of silver and 11,430 ounces of gold, for a total quarterly production of 1,470,612 silver equivalent ounces. The mill processed a total of 257,771 tonnes during the quarter, consisting of 172,061 tonnes of underground ore and 85,710 tonnes from the above ground heap leach pad. Gold grades averaged 1.90 grams per tonne. Underground development completed in the quarter totalled 3,029 metres.

Chapada Mine, Brazil

A technical report was prepared for Yamana in accordance with NI 43-101 entitled “Technical Report on the Chapada Mine, Brazil” dated July 31, 2014 (the “Chapada Report”).

The following description of the Chapada Mine has been sourced, in part, from the Chapada Report and readers should consult the Chapada Report to obtain further particulars regarding the Chapada Mine. The Chapada Report is available for review under Yamana’s profile on the SEDAR website located at www.sedar.com.

Information in this section that provides non-material updates to the information in the Chapada Report has been provided by Yamana and/or has been sourced from their press releases dated February 16, 2017, with respect to the Chapada Mine. Certain capitalized terms in this section not otherwise defined have the meanings ascribed to them in the Chapada Report. The updated Mineral Reserves and Mineral Resources information to December 31, 2016 has been sourced from Yamana’s press release dated February 16, 2017, as filed on SEDAR.

Property Description, Location and Access

The Chapada Mine is located in northern Goiás State, approximately 320 kilometres north of the state capital of Goiania and 270 kilometres northwest of the national capital of Brasilia. It is situated at latitude 14° 14’ S, longitude 49° 22’ W. The Corpo Sul deposit is situated at the southwest extremity of the Chapada deposit. The Suruca deposit is located six kilometres northeast of the Chapada Mine at approximately latitude 14° 11’ S, longitude 49° 20’ W.

The Chapada Mine is divided into 16 claims covering 18,921.37 hectares. The claims are held in the name of Mineração Maracá Indústria e Comércio S/A (“Mineração Maracá”), a 100% owned subsidiary of Yamana. See also “– Current Exploration and Development”.

Yamana (via Mineração Maracá) holds all of the surface rights in the area of the Chapada Mine, which incorporates all of the proposed locations of buildings, fixed installations, waste dumps, and tailing disposal in the current mine plan. Yamana is of the opinion that it can acquire the right to dispose of waste rock and tailings on additional surface property, if and when required. The land ownership is registered with the Registrar of Real Estate in Mara Rosa, Goiás.

Other than statutory royalties which are paid to the Brazilian government based on commercial copper and gold production, as detailed in the Chapada Report, the authors are not aware of any rights, agreements or encumbrances to which the Chapada Mine is subject, which would adversely affect the value of the property or Mineração Maracá’s ownership interest. The environmental licensing process for Corpo Sul started in 2013 and the required licences were granted in 2014. No current environmental liabilities have been identified within the mine area. Ongoing items such as waste stockpiles, depleted heap leach piles, and tailings storage facilities will be rehabilitated during the mine life or at the time of mine closure.

Access to the project area from Brasilia is via BR-153 (Belem/Brasilia) to Campinorte (GO) and then via GO-465 (Campinorte/Santa Terezinha) west to Alto Horizonte. The town of Alto Horizonte lies between the Suruca and Chapada deposits. Chapada Airport, suitable for small aircraft with an 800 metres long airstrip, is located close to Alto Horizonte, approximately four kilometres northeast of the Mine. Suruca is located six kilometres northeast of the Chapada Mine.

Climate, Local Resources, Infrastructure and Physiography

The region has a tropical climate characterized by two well defined seasons; the rainy season from November to March and the dry season from April to October, with an annual average rainfall of 1,500 millimetres. The average annual temperature is approximately 22 degrees Celsius. Mining operations occur throughout the year.

The local economic activity is principally agro-pastoral, but there are some small scale mining activities related to gold in alluvium and quartz veins and for clay used to make bricks. The most important towns in the region are Uruaçu, Campinorte, Porangatu, Mara Rosa and Nova Iguaçu de Goiás. They all have good infrastructure to support exploration activities. The municipality of Alto Horizonte has a population of approximately 3,100 and the nearby towns (within 50 kilometres) of Campinorte has 9,700, Mara Rosa 10,400 and Uruaçu 33,300.

Electrical power is provided by the Brazilian National Grid. The power line (230 kilovolt) is 85 kilometres long and taps into the national grid near Itapaci in Goiás State. The Chapada Mine requires approximately 1,000 cubic metres per hour of water. Rio Dos Bois currently supplies approximately 750 cubic metres per hour, with mine drainage water, rainfall, and industrial drainage areas making up the difference.

The average elevation of the project area is approximately 300 metres above sea level. The topography is characterized by low rolling hills, with large contiguous flat areas. The vegetation is referred to as “cerrado”, a tropical savannah eco-region which comprises a diverse variety of low tropical trees, shrubs, and native grasses, most of which have been cleared and serves as cattle grazing land for local landowners.

History

The Chapada deposit was discovered in 1973 by a Canadian company, INCO Ltda. (“INCO”), which followed up with geochemistry, geophysics, trenching, and initial drilling. There are few outcrops in the mine area due to laterite-saprolite cover. Consequently, deposit definition required extensive diamond drill exploration. Development drilling of the deposit occurred in several campaigns from 1976 through 1996 by INCO, Parsons- Eluma Projetos e Consultoria S/C (“Parsons”), a Brazilian copper company, Eluma — Noranda, Santa Elina, and Santa Elina-Echo Bay (“Echo Bay”). Historical ownership and exploration activities are summarized below.

Chapada Deposit
Ownership and Exploration Activity

Date	Owner	Activity
1973	INCO	Chapada discovery.
1975-1976		2,000 metres x 500 metres grid drilling program. Parsons acquires a 50% interest in the Chapada project.
1976-1979	INCO & Parsons	200 metres x 100 metres drill grid. A 92 metres deep shaft is completed with 255 metres of cross-cuts for exploration and metallurgical sampling.
1979		Mining concession No. 2394 covering 3,000 hectares is issued to Minerção Alonte by the Departamento Nacional da Prodicao Mineral (“DNPM”).

Date	Owner	Activity
1980-1981		Soil drilling completed in the plant, tailing ponds, and potential water dam areas.
1981	Parsons	Feasibility Study completed.
1994-1995		A 4,500 metres drilling program re-evaluation of a near surface gold deposit. Preliminary feasibility study by Watts, Griffis and McOuat.
May 1994	SERCOR	Minerção Santa Elina Industria e Comercio S/A (“SERCOR”) acquires the Chapada deposit through a subsidiary, Minerção Maracá.
July 1994	SERCOR and Echo Bay	Echo Bay acquires an initial interest in Santa Elina by purchasing 5% of the outstanding shares from SERCOR.
Dec 1994		Santa Elina completes its initial public offering.
Sep 1995		Santa Elina and Echo Bay approve the Chapada project joint venture. Santa Elina issues about 3% of the outstanding shares to Echo Bay. Echo Bay received the option to acquire 50% interest in the project.
May 1996		Santa Elina is privatized and SERCOR and Echo bay become equal owners of the company.
Dec 1996		Santa Elina completes an in-fill drilling program.
Dec 1997		Independent Mining Consultants, Inc. reviews the Echo Bay model and completes a mine feasibility study.
Jan 1998		Kilborn Holdings Inc. (now SNC-Lavalin Group Inc.), completes the Chapada project bankable feasibility study.
Apr 2001		Construction licence issued.
May 2000	PINUS	PINUS acquires 100% of the Minerção Maracá.
2003	Yamana	The property is purchased by Yamana
2004		The feasibility study is completed.
2007		Commercial production starts.

In 2008, Yamana started a plant expansion to increase throughput from 16 million tons per annum to 22 million tons per annum.

From 2007 to the end of 2013, the Chapada Mine has produced 129 million tonnes grading 0.36 grams per tonne gold and 0.41% copper.

The Suruca deposit has been explored by various companies since the 1970s, as summarized below, and was exploited by garimpeiros in the 1980s. Yamana reports that garimpeiros produced approximately 200 kilograms of gold in that period.

Suruca Deposit
Exploration Activity

Date	Ownership
1980-1981	INCO/Eluma
1987-1988	Cominco
1993-1994	WMC
1996-1997	Santa
2008 to present	Yamana

Geological Setting

The Chapada area is located between the Amazonian craton to the northwest and the San Francisco craton to the southeast, within the north-northeast striking metavolcano-sedimentary Mara Rosa Magmatic Arc which is part of a large system of mobile belts that have a complex, multi-phased history of deformation.

The Chapada, Corpo Sul and Suruca deposits are located in the Eastern Belt of the Mara Rosa volcano sedimentary sequence. The Eastern Belt in the vicinity of the Chapada Mine comprises a thick package of amphibolites succeeded by volcanic and volcanoclastic rocks and overlying metasedimentary rocks. The metavolcanic-sedimentary units are intruded by metaplutonic rocks of dioritic to quartz-diorite composition. These intrusions are associated with magmatic fluids responsible for copper-gold and gold mineralization. The volcanics and sediments have been metamorphosed to biotite and amphibolite schist in the Chapada mineralized area.

In the immediate area of the Chapada deposit, the biotite and amphibolite schist units have been folded into a broad anticline with a north-easterly fold axis. The two limbs of the anticlinal structure dip to the northwest and southeast. There is a minor secondary synclinal fold of the major antiform so that the northeast and southwest ends are somewhat higher than the central zone of the structure in the middle of the deposit. This combination of folds gives the deposit a broad “saddle” shape.

The deposit has undergone hydrothermal alteration typical of a copper-gold porphyry system. Alteration styles include biotitization, sericitization, argillitization, and propylitization.

The bedrock schists are overlain by approximately 25 metres of saprolite material with a minor lateritic component near the top of the saprolite zone. Within that laterite component, there is a ferricrete zone at surface.

The Corpo Sul deposit is located immediately on-strike and two kilometres to the southwest of the Chapada open pit. It is interpreted as another intrusive Copper-Gold Porphyry center, less deformed than Chapada Mine, and associated with an intrusion of Quartz Porphyry Diorite/Tonalite (Potassic alteration), enveloped by a Feldspathic Biotite Schist (Potassic alteration) surrounded by sericite schists (Sericitic alteration). Corpo Sul has largely the same stratigraphic units as found in Chapada, however at Corpo Sul the tuffs and lapilli tuffs are less deformed.

The area is covered by a 30 metre lateritic profile. The lateritic profile comprises an immature lateritic terrain that was subdivided from base to the top in: coarse saprolite, saprolite, mottled zone or argillic zone, lateritic duricrust and pisolitic soils (products of alteration of duricrust).

The Suruca deposit, north of the main Chapada pit, has geology that is grouped from base to top as: Amphibolite, Intermediate Metavolcanic rocks and Metasediments. There are several intrusions of quartz diorite porphyry that occur preferentially in the intermediate metavolcanic rocks and metasediments. Hydrothermal alteration overprints the lithologies and is characterized by inner and outer halos. The inner halo occurs in the intermediate rocks, metasediments and diorites with strong and pervasive sericitic alteration and the outer halo is characterized by propylitic alteration that occurs mainly in the amphibolites.

Mineralization

The primary copper-gold mineralization at Chapada is epigenetic. Copper is principally present as chalcopyrite with minor amounts of bornite. Fine grained gold is closely associated with the sulphide mineralization and was likely to be contemporaneous with the copper.

Copper mineralization occurs as finely disseminated crystals, elongated pods, lenses along foliation, crosscutting stringers, and coarse clots in occasional late stage quartz veins or pegmatites. The copper mineralization and grade are somewhat better in the central zone of the deposit along the anticline axis than in the surrounding anticlinal limbs; however, copper mineralization is pervasive over a broad area. Gold mineralization is more uneven spatially and may have been remobilized by post mineral low temperature alteration events.

The Corpo Sul mineralization includes oxide and sulphide ores. The oxide ore comprises approximately 7% of the deposit and is associated with the weathering surface. The width varies between 20 metres and 40 metres at an average grade of 0.26 grams per tonne gold and 0.35% copper. The oxide mineralization comprises soil, mottled zone, fine saprolite, and coarse saprolite. The sulphide ore represents the majority of the mineralization with widths from 25 metres to 300 metres at an average grade of 0.24 grams per tonne gold and 0.31% copper.

The gold at Suruca is related to folded quartz vein/veinlets with sericitic and biotite alteration, rather than high sulphide concentrations. The second generation of quartz veins/veinlets with sulphides (sphalerite + galena + pyrite), carbonates and epidote also host gold which is related to zinc.

Mineralization predominately pre-dates deformation hence the gold is associated with epithermal features and not structurally controlled.

Exploration

Yamana started exploration work in 2007 with diamond drilling mainly to the east of the pit to check for the extension of the mineralization potentially hosted in a synclinal structure.

In early 2008, consultant Richard Sillitoe defined a genetic model of mineralization with a typical porphyry copper-gold system (Cu-Au-Mo association) that underwent intense isoclinal folding and amphibolite facies metamorphism during continental collision at the end of the Neoproterozoic. However, original mineralogy may not have been profoundly changed, due to the stability of minerals like quartz, anhydrite, pyrite, chalcopyrite, magnetite and biotite under amphibolite facies conditions.

Yamana began exploration work at Suruca in 2008 with geological mapping, chip sampling and shallow drilling at Suruca South.

See also “– Current Exploration and Development”.

Drilling

Yamana commenced drilling the Chapada deposit in 2008. To the end of 2013, Yamana has drilled 344 holes for 73,891 metres. Drilling has delineated the main deposit areas at a spacing of 100 metres by 50 metres, with a tighter 50 metres pattern in the central portion of the deposit.

Chapada Deposit
Drilling

Year	No. Drill Holes	Metres
2008	30	5,126
2009	7	2,352
2010	18	4,373
2011	85	19,305
2012	131	28,568
2013	73	14,167
Total	344	73,891

The 2008 and 2009 drilling campaigns were concentrated in the region named “Near Mine” and in the south portion of the area. The 2010 and 2011 campaigns targeted the Near Mine and Corpo Sul areas. In 2013, Yamana drilled in the northeast section of Chapada Corpo Principal with the objective of delineating an Inferred Mineral Resource. In Corpo Sul, an infill drilling program was carried out in the southwest portion of the deposit on a 50 metre by 50 metre grid to upgrade Indicated to Measured Mineral Resources and on a 100 metre by 100 metre grid to convert Inferred to Indicated Mineral Resources.

The majority of holes were drilled at an azimuth of 130 degrees and an 85 degree dip. Drill holes with inclination between 45 degrees and 85 degrees were surveyed every three metres downhole using a Deviflex electronic surveying instrument. No significant deviation issues were found.

To date, Yamana has drilled 186 holes for 37,899.16 metres at Suruca, as summarized below.

Suruca Deposit

Drilling

Year	No. Drill Holes	Metres
2008	7	439.5
2009	21	6,457.8
2010*	103	20,476.9
2011	55	10,524.96
Total	186	37,899.16

* Includes 11 metallurgical holes for 1,014 metres

At Suruca in 2009, Yamana completed successful drilling to test a magnetic anomaly and the area of the garimpeiro workings. The 2010 drilling program focused on delineation of the Suruca deposit at 400 metres by 200 metres spacing followed by infill drilling at 200 metres by 200 metres spacing. An infill program of 100 metres by 100 metres spacing was completed in the north portion of deposit.

The majority of holes were drilled at an azimuth of 130 degrees and a 60 degree dip; some holes were drilled at an azimuth of 310 degrees. Drill holes with inclination between 45 degrees and 85 degrees were surveyed every three metres downhole using a Reflex Maxibor II or Devicom Deviflex electronic surveying instrument. In sub-vertical holes, a PeeWee or EZ- Shot instrument was used. All holes were surveyed and no significant deviation issues were found.

See also “– Current Exploration and Development”.

Sampling, Analysis and Data Verification

Yamana’s samples are selected down the entire length of the drill hole core, sawn in half with an electric diamond bladed core saw, and sampled prior to logging. Half core samples are selected by a geology technician or trained sampler. The samples are then placed in a numbered plastic bag along with a paper sample tag, and tied closed with a piece of string. Sample weight is approximately 3.5 kilograms. Six to eight samples are placed in a larger plastic bag, loaded onto a truck owned and driven by a locally based transport company, and driven to the ALS Chemex laboratory sample preparation facility in Goiania, State of Goiás.

After sampling, the geologist completes a graphic log and logs the core in detail for lithology, structure, mineralization and alteration. Codes are assigned for the oxidation state, consistency and alteration including alteration halo, sulphides, silicification, biotite, sericite, epidote, amphibolite, garnet, carbonate, rhodochrosite, chlorite, and kyanite content. Angles of structures such as foliation and faults are recorded.

Approximately four samples from each alteration halo per drill hole are selected for density testwork by two different methods after sampling and logging. The first method used is the water displacement method, performed in the logging shed. The second method, which is gravimetric, is done in the laboratory using pulverized samples.

Sample preparation involves crushing and pulverization. Upon receipt of the samples, each sample is weighed and dried at 100 degrees Celsius for eight to 12 hours. The entire sample is then crushed to 90% passing <2 millimetres (10 mesh), split to 0.5 kilograms in a riffle splitter, and pulverised to 95% passing 150# (mesh). The samples are then split again to 50 grams using a rotating splitter/spatula. The crusher and pulveriser are cleaned between each sample. Each fraction retained is returned to Yamana.

All Yamana samples are analyzed for precious metals by fire assay (“FA”) with atomic absorption spectrometry (“AAS”) or ICP finish and for copper by AAS by ALS Chemex, Lima, Peru and/or SGS Geosol, Belo Horizonte, Brazil.

Yamana conducts an industry-standard QA/QC program for its drill campaigns, which follows written protocols. Its QA/QC program consisted of the insertion of blanks and CRMs into the sample stream and the running of duplicate field (quarter-core) samples. Later, pulp duplicate samples were re-assayed at a secondary facility.

As further detailed in the Chapada Report, Yamana’s QA/QC program was found to be industry-standard with a generally acceptable rate of insertion for CRMs and pulp duplicates. The results of the pulp duplicate assays showed good reproducibility with no discernible grade biases. The insertion of CRMs showed that laboratory results from SGS Geosol and ALS Chemex were acceptable with respect to precision and accuracy. The results from the insertion of blanks are also generally acceptable.

In 1996 Echo Bay became actively involved in the drilling and sampling program for the project. Samples taken by Santa Elina in 1996 were subject to a rigorous QA/QC program. As detailed in the Chapada Report, a review was undertaken of all historical QA/QC control files and historical data compared with re-assayed data from analytical laboratories in the United States and the review indicated the historical data was appropriate for estimation of Mineral Resources.

As detailed in the Chapada Report, a review was undertaken of the Chapada assay database. This did not involve independent assaying, but did involve a review of considerable existing data. It was found that the database was of sufficient quality for a feasibility level study.

A total of 18 Suruca diamond drill holes from Mineração Alonte were re-analysed following Yamana’s procedures. The new assay results were compatible with the historical results.

Samples are transported from the drill rig to Yamana’s core storage facilities at the Chapada project exploration camp by the drilling contractor, where Yamana geological staff log and sample the core. The samples are transported to the independent sample preparation facility by a locally based transport company, after which the samples are sent for preparation in ALS Chemex in Goiania, Brazil and for analysis in Lima, Peru. The analytical laboratory stores all pulps and coarse rejects for forty-five days and then transports them back to the Chapada project where all samples are stored in the core storage facility for the life of the project.

Mineral Processing and Metallurgical Testing

There was a significant amount of process testing completed on the Chapada Mine by third parties. The results of this test work provided the basis for the development of a straightforward process flow sheet for treating the ore. Test results indicated that a clean, predominately chalcopyrite concentrate could be produced with associated gold. Tests and design work indicated that a concentrate grade of 28% copper was achievable with acceptable recoveries of copper and gold.

The metallurgical test work included the following major components:

●	Mineralogical studies.
●	Grinding and Bond Work index tests.
●	Grind size versus flotation recovery studies including the evaluation of regrind after rougher flotation.
●	Flotation studies to evaluate reagents, pulp density, pH, and residence time.
●	Settling tests for thickener design.

Sufficient testing was completed such that a bankable feasibility design was developed for the process plant in 1997. That flow sheet and plant design was used by Yamana’s predecessors to obtain an updated turnkey cost estimate for plant construction and operation.

Mining and Milling Operations

The Chapada Mine is a traditional open pit truck/shovel operation that has been in continuous operation since 2007. The Chapada open pit, which is currently being mined, has ultimate design dimensions of approximately 4.5 kilometres along strike, up to 1.2 kilometres wide, and 200 metres deep. Benches are ten metres high, doubling to 20 metres towards the limit of the pit, except in upper benches, where the benches are ten metres high in soil. Six operating phases have been designed to support the mine production from initial topography to the final pit geometry. An in-pit primary crusher was installed, allowing a more flexible operation for ore blending to plant and reducing major truck fleet requirements.

The mine plan includes three open pit mining areas to be developed on the property. Current production is from the Chapada Corpo Principal and Corpo Sul open pits. The Corpo Sul open pit began production in 2014.

Processing and Recovery Operations

The processing plant is located at the northwest end of the Chapada Corpo Principal pit rim. The tailings storage facility is located to the northwest of the open pit, with the pond as close as 0.5 kilometres to the pit rim and the tailings dam being up to five kilometres to the northwest. Waste rock dumps are located to the south and southeast of the open pit. Limits of the waste rock dumps start just past the ultimate pit rim in order to minimize waste haulage distances.

The existing Chapada Mine treatment plant is designed to treat sulphide ore at a nominal rate of 60,000 tpd. The process recoveries for copper and gold averaged approximately 80% and 59%, respectively, from June 2013 to May 2014. Run-of-mine (“ROM”) material from the Suruca mineralization will be treated and incorporated into the system through two separate processes. The oxide ore will be processed using conventional heap leaching technology, and sulphide ore will be processed in the existing plant after some modifications.

Sulphide Ore

The first step for sulphide material occurs in the primary grinding circuit in two parallel crushing systems. Both systems perform the primary crushing with a P70 of five inches. The ore processed is then transported by conveyor belt to an intermediate stockpile. A feeder conveyor belt delivers the feed to the grinding circuit.

The grinding circuit is divided into four systems:

•	Reclaim Ore — Ore taken from the crushed ore stockpile and delivered to the semi-autogenous grinding (“SAG”) mill.
•	Primary Grinding and Pre-Classification — SAG mill grinding and pre-classification using cyclones.
•	Pebble Crushing — Transportation and crushing coarse pebbles screened from the SAG mill discharge.
•	Secondary Grinding and Classification — Ball mill grinding and classification using cyclones.

The ore is then brought to the flotation process in pulp form with approximately 35% solids. There are two flotation cell lines, rougher and rougher/scavenger. Each cell line produces two concentrates. The tailings from the rougher/scavenger system are sent to the final tailings storage facility. The last step in the process is thickening and filtration. The thickening process reduces the ore concentrate moisture content to an average of 8%. This is discharged in the concentrate storage shed to be loaded and shipped to customers.

Oxide Ore

The crushing circuit consists of two MMD sizers in series and associated equipment. Material is pre-screened ahead of the MMD sizer and crusher product then combines with screen undersize and is conveyed to the crushed product stockpile. Crushed product is then fed to an agglomeration drum. Prior to the drum, cement is added in a controlled fashion and a weak cyanide solution (barren pond solution) is added in the agglomeration drum, and mixed to produce agglomerates which are conveyed and stacked.

The agglomerated material is stacked on pads which are approximately 100 metres wide and 620 metres long. A weak cyanide solution from the barren solution pond is then used to leach the gold from the stacked ore. The solution filters through the agglomerated ore with the gold inherent in the ore leached to produce a gold rich solution. The gold rich solution collects at the base of the pad and is collected in the pregnant solution pond.

Pregnant solution flows through four adsorption columns in series and flows by gravity from one adsorption column to the next. The total residence time in the adsorption columns is in the order of 25 minutes. After acid washing, the loaded carbon is washed and sent to the elution column to remove gold from the loaded carbon. The gold removed from the loaded carbon cools in a flash cell and then reports to the two electrowinning cells in parallel. Gold in solution is removed onto stainless steel cathodes. The stainless steel cathodes are rinsed off with a high pressure washer. The cathode sludge is then filtered, dried in an oven, transferred to the barring furnace and the gold is then poured into molds.

Markets

The principal product at Chapada is a copper concentrate with gold and silver, which is readily marketable on world markets.

Infrastructure, Permitting and Compliance Activities

The Chapada Mine has all required infrastructure necessary for a mining complex including:

●	Mine and mill infrastructure including office buildings, shops, and equipment.
●	A tailings storage facility with additional capacity for two years with plans for further expansion.
●	Electric power from the national grid.
●	Haulage roads from the mines to the plant.
●	Stockpile areas.
●	Maintenance facilities.
●	Administrative office facilities.
●	Core storage and exploration offices.
●	Access road network connecting the mine infrastructure to the town site and to public roads.

It also has all necessary infrastructure for a large open pit mine operation. Mining related infrastructure includes a truck shop, truck wash facility, warehouse, fuel storage and distribution facility, explosives storage and magazine sites, and electrical power distribution and substations to support construction projects and mine operations.

The Chapada Mine operates on a 24-hour per day, 365 days per year schedule. For most operating positions, there are four work crews with three on site at any time working three 8-hour shifts per day. Mining operating manpower is based on approximately four operators for each operating position. Mining manpower for operations, maintenance, and technical services in 2014 was budgeted for approximately 930 staff, employees, and contractors.

Yamana has all of the necessary environmental permits to operate at Chapada including the main operating licence, which was obtained on November 20, 2006. It was renewed on September 29, 2008, and is renewed every few years according to the terms of the regulating body. Further licences will be obtained as required to carry out or expand operations at Chapada.

The licensing process for the development of Corpo Sul began in 2013. The open pit and waste dump licences, legal reserves relocation processes, and deforestation licences were granted in early 2014. The permitting process for the Suruca deposit started with the preliminary licence granted in May 2012. The installation licence was applied for in 2013. See also “– Current Exploration and Development”.

The first version of the plan for mining closure including rehabilitation of the tailings storage facilities, mine sites, waste piles was submitted in 2008 and is revised on a regular basis.

Capital and Operating Costs

Capital Costs

The life of mine capital costs are for capital projects, primarily Suruca and Corpo Sul development, the Chapada in-pit crusher and regrind circuit, and sustaining capital, which includes closure costs. Capital costs are in first quarter 2014 US dollars. The life of mine capital costs for the Chapada Mine are approximately $200 million and sustaining costs are approximately $373 million. An additional $12 million is allocated as exploration to support the expansion of Mineral Resources and Mineral Reserves. Exclusions from the capital and sustaining cost estimate include, but are not limited to: (i) project financing and interest charges, (ii) working capital; and (iii) escalation during construction.

Operating Costs

The Chapada Mine has been in production since 2007. Operating costs are tracked and well understood. Operating costs are estimated for the life of mine, with projected inflationary increases. All in unit life of mine operating costs are estimated at $9.59 per tonne processed. The reductions in operating costs from the 2014 budget will be realized partly as a result of the capital spending discussed in the Chapada Report under Capital Costs. The 2014 budgeted and life of mine operating costs are summarized below:

Cost	2014 $/tonne Processed	Life of Mine $/tonne Processed
Mining	$5.32	$4.32
Processing	$3.68	$3.83
Concentrate Refining/Transport	$1.32	$1.05
G&A	$0.38	$0.34
Other	$0.07	$0.05
TOTAL:	$10.77	$9.59

Notes:

(1)	Excludes allowance for adjustment to stockpiles.
(2)	Numbers may not add up due to rounding.

Economic Analysis

The Chapada Report notes that Yamana is a producing issuer, the Chapada Mine is currently in production, and a material expansion is not being planned. An economic analysis of the Chapada Mine and Suruca Project has been conducted using the estimates presented in the Chapada Report which confirm that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

Exploration, Development and Production

The 2014 exploration program at Chapada included a 12,000 metre infill program to upgrade and better define inferred and indicated mineral deposits at Corpo Sul and a 9,700 metre near mine program to explore southwest of the Corpo Sul deposit and elsewhere for new deposits and to test for skarn related deposits close to the main Chapada pit. A total of 13,217 metres were completed in 56 infill holes and 8,194 metres were completed in the near mine exploration program.

The infill programs at Corpo Sul were completed on 50 metre by 50 metre and 100 metre by 100 metre grid patterns and were successful in improving the mineral resource status of the areas drilled. The Near Mine exploration program discovered the Santa Cruz near surface mineral deposit 700 metres southwest of the Corpo Sul pit boundary. The Santa Cruz deposit is currently defined by ten drill holes completed on four northwest drill sections spaced 200 metres apart. Mineral intercepts range from 20 to 70 metres wide containing lower average grades than seen at the Chapada Mine complex. The near mine program also tested for skarn-type mineralization immediately north of the main Chapada pit. Hole NM-101 cut 172 metres of higher than average grade copper and gold porphyry-style mineralization alongside and deeper than the current mineral bodies at Chapada.

Mine Life

The life of mine plan presented in the Chapada Report is based on production tonnes and grade and development requirements, as forecasted by Yamana. The plan, which only considers production from Mineral Reserves, spans a total effective mine life of 24 years.

Current Production

Production at the Chapada Mine in 2016 consisted of 107,301 ounces of gold and 259,444 ounces of silver, contained in concentrate compared to 119,059 ounces of gold and 274,533 ounces of silver contained in concentrate in 2015. Chapada Mine copper production was 115.5 million pounds in 2016 compared to production of 131.0 million pounds of copper in 2015. Operational issues at the Chapada Mine in the second quarter of 2016 impacted production (including a mechanical failure with its in-pit gyratory crusher and weather related issues which made access to high-grade ore more difficult), thus resulting in lower production numbers in 2016.

Yamana continues to pursue efforts to further improve operational performance, with targets to increase recoveries and throughput with minimal capital expenditures, in addition to the implementation of cost improvement initiatives. In particular, the retrofit of the flotation circuit completed in the second quarter of 2016 continued to perform as expected with significant improvement on recovery. The processing optimization undertaken during the fourth quarter of 2016 is showing good results with additional recovery increase and stability with mill throughput. The project should be completed during the first quarter of 2017 with the commissioning of a fully integrated processing control system. Following the evaluation of further processing improvement, mine management decided to expand the cleaning circuit by installing additional flotation cells and the retrofitting of some key components of the existing cleaner circuit. The main objective is to increase gold and copper recovery by increasing the solution residency time during the flotation process. The cleaning circuit expansion should be commissioned during the fourth quarter of 2017. Other initiatives in the crushing and grinding circuit are aimed towards improving available time and utilization in these areas.

Updated Mineral Reserves and Mineral Resources to December 31, 2016

On February 16, 2017, Yamana publicly announced their updated Mineral Reserve and Mineral Resource estimates to December 31, 2016 for the Chapada Mine and the following disclosure has been sourced from such release.

The following tables set forth the estimated updated Mineral Resources for the Chapada Mine as of December 31, 2016.

Mineral Resources – December 31, 2016 1,2,3,4,5,6

Category	Tonnes	Gold		Tonnes	Silver		Tonnes	Copper
	(000)	(grams per tonne)	(000 ounces)	(000)	(grams per tonne)	(000 ounces)	(000)	(%)	(Mlb)
Measured	28,094	0.18	162	-	-	-	20,189	0.18	80
Indicated	186,816	0.29	1,727	82,161	1.4	3,775	104,655	0.25	580
Measured + Indicated	214,911	0.27	1,889	82,161	1.4	3,775	124,844	0.24	660

Inferred	98,629	0.27	870	27,553	1.1	982	71,076	0.33	514

(1)	William Wulftange, P. Geo., Senior Vice President of Exploration at Yamana, a QP under NI 43-101, has reviewed and approved the Mineral Resources set forth above.
(2)	Mineral Resources Metals Prices and Cut-Off Grades: $1,500 gold, $3.50 copper and $4.36 NSR cut-off out of pit for Chapada Mine (Main Pit, Corpo Sul, Cava Norte and Corpo NE); 0.2 grams per tonne gold cut-off for oxide and 0.3 grams per tonne gold cut-off for sulphide in Suruca Gold Project. 0.507 grams per tonne gold equivalent cut-off for Sucupira.
(3)	All Mineral Reserves have been calculated in accordance with the CIM Standards and NI 43-101.

(4)	Mineral Resources are exclusive of Mineral Reserves. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

(5)	Reported as of December 31, 2016.

(6)	Numbers may not add up due to rounding.

The following tables set forth the estimated updated Mineral Reserves for the Chapada Mine as of December 31, 2016.

Mineral Reserves – December 31, 20161,2,3,4,5

Category	Tonnes	Gold		Tonnes	Copper
	(000)	(grams per tonne)	(000 ounces)	(000)	(%)	(Mlb)
Proven	300,273	0.19	1,809	300,273	0.26	1,745
Probable	318,064	0.22	2,273	259,194	0.26	1,503
Proven + Probable	618,336	0.21	4,081	559,466	0.26	3,248

(1)	William Wulftange, P. Geo., Senior Vice President of Exploration at Yamana, a QP under NI 43-101, has reviewed and approved the Mineral Reserves set forth above.
(2)	Mineral Reserves Metal Prices and Cut-Off Grades: $1,200 gold, $2.75 copper, $4.36 NSR cutoff (Main Pit, Corpo Sul and Cava Norte); $900 gold, 0.2 grams per tonne gold cut-off for oxide ore and 0.3 grams per tonne gold cut-off for sulphide ore in Suruca Gold Project. Metallurgical recoveries for copper are 83% and gold ranges from 52% to 85% dependent on zone.
(3)	All Mineral Reserves have been calculated in accordance with the CIM Standards and NI 43-101.
(4)	Reported as of December 31, 2016.
(5)	Numbers may not add up due to rounding.

Chapada Mine Milestones

Current activities at the Chapada Mine include:

●	On February 14 2017, Yamana announced an exploration update for its Chapada Mine. Yamana completed 61,972 metres of drilling in 753 holes during 2016. The near mine program focused on defining and expanding the Sucupira mineral resource immediately adjacent to the main Chapada pit, testing and developing an IP anomaly immediately beneath the pit and testing for extensions of the oxide mineral envelopes at Suruca and Hidrothermalito. Adjacent to Sucupira and the main Chapada ore body, the core mine exploration program has discovered a new continuous, low to moderate grade copper and gold mineral body (“Baru”) above and immediately north of the Sucupira mineral body. The newly discovered Baru target is under review by Yamana’s mine geologists and engineers for further work, given its proximity to the plant infrastructure. Yamana stated that the discovery of Sucupira and Baru imply that Chapada is a much larger mineralized system than previously thought and that additional drilling at Baru and engineering at Sucupira in 2017 will be completed to better understand how the three deposits may connect and/or be integrated into a future mine plan.

●	On February 16, 2017, Yamana announced its 2017 gold and silver production expectations for the Chapada Mine. Yamana stated that 2017 production from the Chapada Mine is projected to be 110,000 ounces of gold and 260,000 ounces of silver.

Diavik Mine, Canada

A technical report was prepared for Dominion in accordance with NI 43-101 entitled “Diavik Diamond Mine, Northwest Territories, Canada NI 43-101 Technical Report” dated March 25, 2015, having an effective date of March 18, 2015 (the “Diavik Report”).

The following description of the Diavik Mine has been sourced, in part, from the Diavik Report and readers should consult the Diavik Report to obtain further particulars regarding the Diavik Mine. The Diavik Report is available for review under Dominion’s profile on the SEDAR website located at www.sedar.com. Information in this section that provides non-material updates to the information in the Diavik Report has been sourced from their press releases with respect to the Diavik Mine. Certain capitalized terms in this section not otherwise defined have the meanings ascribed to them in the Diavik Report. The updated Mineral Reserves and Mineral Resources information to December 31, 2015 has been sourced from Dominion’s press release dated March 8, 2016, as filed on SEDAR.

Property Description, Location, Access and Infrastructure

The Diavik Mine is located in Canada’s Northwest Territories, approximately 300 kilometres northeast of the city of Yellowknife on the arctic barrenlands. The mine site is situated on a 20 square kilometre island in Lac de Gras, at latitude 64° 30’ North and longitude 110° 20’ West. The Diavik Joint Venture consists of the Diavik Mine and its surrounding exploration properties. A total of 302 mining leases are held in the Diavik Joint Venture which represents a land package of approximately 678,220 acres. There are no known surface rights issues affecting the mine facilities or access to the mineral resources and mineral reserves.

The Diavik Mine is a remote site with strictly controlled access and security. Access to the mine is by air year-round, and by a 425 kilometre ice road that is constructed annually in winter that operates for only eight to ten weeks between January and March. Most of the supplies required for the mine including fuels, lubricants, construction materials and bulk explosives, are transported over this road. For year-round air access, the Diavik Mine has a 1,600 metre long airstrip able to accommodate passenger aircraft and large Hercules-class transports. Personnel are transported to and from the site from several northern communities by small commuter aircraft. Also, weekly service to and from Edmonton is provided by Boeing 737 jet aircraft and Avro RJ85 regional jet. The movement of goods and personnel is supported by strict security controls for the protection of people, the goods, the site, and the organization.

The remoteness of the Diavik Mine requires it to operate like a self-contained community, generating its own electricity and potable water, managing its own wastes including sewage and effluent treatment, maintaining emergency response and medical services, offering site-based recreation and education facilities, and providing wholesome meals and single-occupancy quarters. All of the mine workings, tailings impoundments, mine rock stockpiles, ore processing operations, shops and other service facilities/utilities including dining and accommodations are integrated at a single site.

The Lac de Gras region is north of the tree line in the barrenlands and is characterized by a profusion of shallow lakes large and small, impeded drainage, low relief, and a mix of hummocky boulder-strewn terrain and rock exposures. The elevation of the flat topography typically ranges between 400 to 435 metres above sea level. Lac de Gras itself varies from 4 metres to more than 25 metres deep in the area of the Diavik kimberlites, and forms the headwaters of the Coppermine River system. The area was studied extensively during 1994 to 1997 to develop a knowledge baseline for the local and regional environment surrounding the Diavik Mine.

History

The original Diavik claims were staked by Aber Resources Ltd. in late 1991 and early 1992. Under an option agreement, Kennecott Canada Inc. (“Kennecott”) acquired the right to earn a 60% joint venture interest which Kennecott exercised following the discovery of four diamond-bearing kimberlite pipes under the waters of Lac de Gras. The Diavik Joint Venture was consummated in 1995 between Kennecott and a predecessor to Dominion, with Kennecott acting as manager. Kennecott assigned its rights and interests in the Diavik Mine to DDMI in 1996. Both Kennecott and DDMI are subsidiaries of Rio Tinto.

The A-21, A-154 North and A-154 South kimberlite pipes were discovered in 1994. The A-418 pipe was discovered in 1995. Subsequently, mini-bulk samples were obtained from the A-154 South, A-154 North, A-418 and A-21 pipes by large diameter core drilling. Additional delineation drilling was also carried out. An underground decline was driven and bulk samples were mined from the A-154 South and A-418 pipes.

The initial mineral resource estimate was completed in 1998, comprised of all four pipes, which was the basis for the Diavik feasibility study prepared during 1999. Following economic analysis of the project, a production decision was taken in 2000 to develop the Diavik Mine.

Construction on site commenced in 2001 and continued into early 2003. Equipment, construction materials, fuel and supplies were trucked to the site on the annual winter road. Site facilities built include an ore processing plant, diesel-fired power generation plant, electrical distribution networks, boiler house, maintenance shops, office complex, accommodation and recreation facilities, fuel storage tanks, processed kimberlite (tailings) containment, water storage and treatment facilities, and an airstrip.

A 3.9 kilometre long water retention dike was constructed around the planned site of the A-154 open pit. After dewatering the pool within the dike, lake-bottom sediments and till overburden were removed to expose the A-154 South and A-154 North pipes for mining. Initial mining and trial processing of kimberlite commenced in November 2002. Commercial production commenced in January 2003 with first sales taking place later that year.

A second dike 1.3 kilometres long was built during 2005 and 2006 around the planned A-418 open pit adjacent to the A-154 open pit. Following dewatering of the A-418 pool, overburden and waste rock stripping began in late 2006 with A-418 kimberlite becoming available for mining during 2008. Mining of the two open pits was concurrent and carried out by the same crew.

During the period 2005 to 2007, a new underground decline was advanced for exploring and sampling the A-418, A-154 North and A-154 South pipes at depth and for collecting engineering data for designing the underground mining of these kimberlites below the open pits. Feasibility studies supported corporate approvals in late 2007 to proceed with underground mining in the three pipes to be phased in as open pit production tapered off. Underground mine development and supporting infrastructure expansions took place from 2008 to 2010.

The open pit portion of A-154 North depleted in 2008, A-154 South finished in 2010 and A-418 ended in late 2012. Against the backdrop of these planned open pit depletions, underground mine production from all three pipes concurrently was ‘ramped up’ beginning with A-154 North and A-154 South in 2010 and A-418 commencing in 2012 to achieve full underground production by the start of 2013.

The Diavik Mine was designed to process 1.5 million tonnes per year through the plant. After the first year of operation, throughput has consistently exceeded 2 million tonnes processed each year to date with the exception of a planned curtailment for 2009 during a market adjustment.

The A-21 pipe will host a third dike and open pit for Diavik. Construction is expected to commence in 2015. Completion of the dike and pool dewatering is expected in 2018, followed by pre-production stripping leading to first kimberlite production anticipated by the end of 2018. The timing of A-21 in the mine plan does not extend the existing mine life but strengthens the enterprise by complementing production from an increasingly deepening underground mine. The timing of capital expenditure and maximizing of benefit for the mine as a whole were considerations in the strategic timing of A-21.

Geology

The Diavik Mine is located in the central part of the Slave Structural Province which forms a distinct cratonic block within the Canadian Precambrian Shield.

Local geology in the Lac de Gras area contains three main Archean lithologies: (1) greywacke-mudstone metaturbidites, (2) biotite±hornblende tonalite to quartz diorite (2610 – 2600 Ma), and (3) two-mica or K-spar porphyritic granite and granodiorite (2590 – 2580 Ma). The metasedimentary greywacke, siltstone and mudstone rocks exhibit features ascribable to turbidity deposition, including graded beds, and are typical of the metaturbidite domains in the Slave Structural Province. In areas of tonalite to quartz diorite, the principal components are biotite and hornblende and plagioclase but local alteration zones can contain epidote, sericite and chlorite. The two-mica granitoids are believed to be representative of an extensive pan-Slave suite of granite, granodiorite and pegmatite. The granite and granodiorite in the local area vary compositionally and texturally with primary constituents in all phases being quartz, K-spar, plagioclase, muscovite and biotite. Distinctive accessory minerals include tourmaline, apatite and garnet.

Three sets of diabase dykes are present in the area, grouped on the basis of orientation. Typically occurring en echelon within sets, individual dykes are irregular in width and texturally indistinguishable. Dykes are steely dipping and strike northwest, north, and north-northeast.

Kimberlite pipes were intruded into the sequence by much younger, recent volcanic eruptions (54 – 58 Ma) which intruded the older Archean granitoid and metasedimentary rocks of the Slave Craton. The kimberlites and their host rocks were then covered by a Quaternary glacial till which was generally up to 40 metres thick in the immediate vicinity of the pipes.

Mineralization

The mineral resource and reserve for the Diavik Mine consists of four diamond-bearing kimberlite pipes located under water in Lac de Gras. The pipes are relatively small, each having surface expressions less than 200 metres in diameter.

The Diavik kimberlite pipes are made up of three facies. A coherent (hypabyssal) facies was formed by the crystallization of kimberlite magma, often at depth, and has not been explosively emplaced. The pyroclastic facies is interpreted as an explosive air-fall deposit which may have been deposited in water. The volcaniclastic facies was formed by a mixture of pyroclastic deposition and re-sedimentation of pyroclastic kimberlite and host material from a volcanic edifice which flowed back into the open crater remaining after eruption. The pipes also contain varying amounts of host rock dilution which was incorporated during the eruption.

Diamonds are generally included as xenocrysts in kimberlite magma as it was formed and ascended through the upper mantle and crust. As the earth’s surface was approached, the kimberlite magma erupted explosively to form the characteristic root-like pipe shape. Abundant kimberlite erupted as pyroclastic ejecta and fell both within and adjacent to the pipe. The pipe was filled with a combination of pyroclastic kimberlite, hypabyssal kimberlite, and mudstone that slumped back into the pipe. At Lac de Gras, the tops of the pipes were removed by continental glaciation. The kimberlites are softer than the surrounding rocks so that depressions were formed after the glaciers retreated and filled with water to become lakes. When the pipes occur under larger lakes, such as Lac de Gras, the pipes typically lie beneath small depressions on the lake bottom.

The kimberlite within each of the Diavik pipes has been subdivided into four to seven geology units for resource modeling. Units were broadly defined with the purpose of correlation across the pipe on a mine scale. The units were defined on the basis of macroscopic criteria, mud dilution, grain size, magnetic susceptibility, and textural and alteration characteristics. These aspects of kimberlite composition can exert control on diamond stone size and stone count, and hence diamond grade (carats per tonne), as well as geotechnical and processing characteristics.

Diamonds are present in all of the kimberlite units with some variation in grade and stone size distributions. For each of the Diavik pipes in the mineral reserve and mine plan, average grades are higher than economic cut-off/break-even so mining selectivity is not required and all of the kimberlite is expected to be mined and processed.

Exploration

Airborne geophysical techniques and heavy mineral sampling in till were applied to identify targets which were ranked for additional exploration by more detailed geophysics and sampling. The most prospective targets were subsequently drilled to define the extent of the kimberlite and for micro-diamond determination. Where results were encouraging, large diameter core drilling was used to obtain mini-bulk samples (6 inch diameter core to depths of 250 metres followed by 3.5 inch diameter (PQ) to the end of hole). This approach led to the discovery of a number of kimberlite pipes which were further tested by small- and large-diameter core drilling. Four of the kimberlite pipes were found to have potentially economic concentrations of diamonds and were subject to mini-bulk sampling by large-diameter core drilling, underground bulk sampling and feasibility studies, culminating in the construction of the Diavik Mine.

Exploration continued after the mine start-up and into operations, until 2013. Activities included additional geophysical surveying, till sampling, sample processing, indicator mineral counts and analyses, mapping and drilling. Many more kimberlites were found but none have been economic to date.

There are currently no active field programs underway on the joint venture leases. A compilation report reviewing all available data on the 67 non-economic kimberlites on the property is in progress.

Drilling and Sampling

Now in advanced stages of production, Diavik’s three current production pipes are well delineated except at great depth. The pipes have sharp contacts with the granitoid host rock. Collection of pierce point drill hole data to define the size and shape of the kimberlitic bodies began during initial evaluation activities in 1995. Early delineation efforts supported the calculation of volumes and spatial dimensions leading to the first mineral resource estimate in 1998 and initial mine designs in 1999. Further delineation drilling was conducted in each of the four pipes once mining commenced after 2003, guiding important volume updates and increasing significantly the number of pierce points for resource modeling. Since the start of underground mining in 2010, still more pierce points have been added to the models from ongoing underground probe drilling that has been adopted to delineate the kimberlite boundaries at close range. In addition, as the pipes are mined, exposed contacts are surveyed and these as-mined contact points are also added to the pipe models.

Initial work during 1995 to 1997 included large diameter core (“LDC”) holes drilled in each pipe to produce sufficiently large samples for macrodiamond (>1 millimetre) analysis. LDC holes were drilled vertically, starting with six-inch core and stepping down to three- to four-inch core at depths of around 250 metres (drilling equipment limitations). Samples were recovered in varying lengths (nominally 15 metres for six-inch core and 25 metres for three- and four-inch core) attempting to maintain consistent sample weight and yielding a minimum of around 30 stones per sample.

Large diameter reverse circulation (“LDRC”) drilling for bulk sampling has been carried out in all four of the pipes to improve mineral resource and reserve definition since the mine started up. This has provided increased accuracy and confidence in production-scale forecasting for the mine. All of the LDRC holes were vertical with diameters ranging from 13.75 to 24 inches depending on the grade of the pipe.

LDRC drill sampling prior to commencing production was possible for A-154 North, A-418 and A-21. In 2004, an in-pit LDRC program for A-154 North sought to increase local grade confidence in the upper part of the pipe as well as to drill deep LDRC holes to produce a package of diamonds for further price valuation. A-418 was also a focus in 2004 as well as 2005 during which LDRC drilling was conducted from lake ice to the bottom of the open pit that was being planned at the time. LDRC drilling from lake ice was also carried out for A-21, in 2008, to augment an underground bulk sample that had been mined in 2007.

LDRC drilling in A-154 South was performed only as open pit mining was finishing, in 2009, in preparation for underground mining that would commence the following year.

In 2011, in-pit LDRC drilling also took place in A-418 which extended the reserve into the underground mining of the pipe that would commence in late 2012.

In addition to planned drilling programs, ad hoc sampling for ‘trouble shooting’ in support of production have been carried out. On two occasions – once in A-154 South and once in A-418 – when grade reconciliation was consistently negative for a period of time, a set of mini-bulk samples of approximately two tonnes each were collected on a single bench to examine local grade variability at higher resolution and fill in data gaps in the forecasting models.

Since the transition to underground mining, kimberlite samples are being collected routinely from ore development drifts in A-154 South, A-154 North and A-418 as mining progresses. In areas where grade samples have not been collected previously, two- to four-tonne samples are collected from the mined ore.

The collection, handling, transport, custody and processing of samples is performed under strict security that has been established for the Diavik diamond operations. This includes limited physical access, card-lock controls, strategically located cameras with full-time monitoring, employee search policies and procedures. DDMI has a separate, trained, full time security force.

Mineral Processing and Metallurgical Testing

As a producing mine, the Diavik Mine operation includes a full-scale permanent ore processing plant that treats run-of-mine material and produces rough diamonds. The Diavik ore processing plant has operated continuously since commissioning in late 2002 and has been processing a blend of hard and soft kimberlites from A-154 South, A-154 North and A-418. Production-scale bulk samples mined from the operation – known as ‘special batches’ – have been treated through the full Diavik process from time to time as mentioned in the Diavik Report. These efforts have provided pertinent insights into the production-scale processing characteristics, the sizes and qualities of stones recovered, the overall grade, and the expected (and different) prices for specific pipes or geological domains.

Furthermore, the metallurgical testing and associated analytical procedures have been planned appropriately and carried out competently, and have provided plausible outcomes supporting the economic viability of the Diavik Mine and the estimation of Mineral Resources and Mineral Reserves. Using the Diavik processing operation itself for metallurgical test work, when studying ‘special batch’ bulk samples from the mining operation, has provided directly relevant insight into the processing and product characteristics of specific pipes and/or domains and their expected values as they are actually mined and processed. This information contributes to the evaluation and estimation of Mineral Resources and Mineral Reserves for the Diavik Mine.

Mining Operations

The Diavik Mine operates 24 hours per day, 365 days of the year. Crews are resident on site while they work 12-hour shifts for 14 days, then rotate home for 14 days of rest. Four rotating crews cover 12-hour dayshifts, 12-hour nightshifts, on-site and off-site rotation.

Three pipes are in production concurrently: A-154 South, A-154 North, and A-418. The fourth pipe, A-21, is in development with first production anticipated for late 2018.

Mine operation began in 2003 with open pit mining. Diavik became a fully underground mine in late 2012 after a planned three-year transition phase. The three current production pipes are adjacent to one another and share common underground portal access and infrastructure.

Sub-level retreat is the mining method in A-154 South and A-418. This top-down method relies on the competence of the surrounding host rock while the kimberlite within is bulk-mined in a retreating sequence. An increasingly deepening open-air void is left as mining pushes deeper over time. With competent surrounding wall rock and virtually complete removal of kimberlite in a single pass without primary and secondary phases, mined voids are not backfilled.

Blast hole stoping with cemented rockfill is the mining method in A-154 North. The location of A-154 North within the wall of the A-154 open pit and within the foundation rock mass very near the A-154 dike makes the requirement for backfill in this mining method most suitable for overall stability of the integrated pit-dike-underground system. Alternating panels (stopes) of kimberlite on a given level are mined and then backfilled with cemented rockfill. After curing, the remaining secondary panels of kimberlite in between are then mined and similarly backfilled. Levels are mined in a bottom-up sequence so that the rock mass underfoot becomes increasingly strengthened by rising volumes of cemented rockfill as the mining activity over time approaches the critical infrastructure on surface. In addition to the cost for backfill in this mining method, advanced development of access and infrastructure at depth ahead of production is an upfront cost.

The underground mine is mechanized and conventional. Personnel and materials enter and leave the mine through three portals. The mining fleet includes drills, rock bolters, scooptrams, haulage trucks, personnel carriers and vehicles, and various specialized utility pieces. Daily activities include drilling, blasting, loading and hauling, backfill handling, and mine drainage activities.

Blast-hole stopes are planned 25 metres high and sub-level retreat stopes are also 25 metres. Both mining methods take place simultaneously and multiple faces are in production from more than one level.

Ore (and waste) from underground is brought to surface at the portal entrances by underground haulage trucks and placed in designated piles. The “portal muck” is then picked up by front-end loader and put onto surface haulage trucks – kept in service from the earlier open pit mining – and taken to the ore processing plant (or waste rock storage, if waste rock).

A-21 production in the near future will bring open pit mining back to Diavik. Much of the surface mining fleet has been retained and kept in running condition, and many of the operators remain available on site. The A-21 open pit has been designed and will be mined similarly to the A-154 and A-418 open pits. Benches in the two completed pits and for A-21 are 10 metres high. Catchment berms in the final walls are located every three benches, and the ‘triple-benched’ 30 metre walls are pre-sheared (pre-split) in a single 30 metre pass. The daily activities of drilling, blasting, loading, hauling, dozing and dewatering are supported by drills, excavators, 240- ton (216-tonne) and 100-ton (91-tonne) haulage trucks, dozers, graders and service vehicles.

All permits and approvals necessary to operate the Diavik Mine are in place. Upcoming renewals are known and proactive efforts are underway. Environmental stewardship is sound and in good standing with no breaches or non-conformances. Mine reclamation research is being conducted and interim mine closure plans are in place with financial security arrangements established to satisfy the estimated reclamation liabilities.

Environmental Considerations

A full-time environmental staff is responsible for monitoring, directing and reporting environmental matters. The Diavik Mine has at all times since inception been in compliance with all permits and there are no outstanding liabilities or charges known at this time. The environmental management system has achieved ISO 14001 certification.

The Interim Closure and Reclamation Plan (“ICRP”) for the Diavik Mine was submitted to and accepted by federal regulators prior to production start-up. Scientific research in a number of areas has been ongoing as well as community engagement and a quest for more inclusion of traditional knowledge. ICRP Progress Reports are prepared and submitted annually to report on the progress of these initiatives, and to date there have been three updates and resubmissions of the ICRP itself.

Mine closure plan submission, research programs, closure cost estimate, liability assessment and financial security for closure obligations are in place and up to date. To the date of the Diavik Report, there have been no breaches or non-compliances in environmental or closure related regulations.

Processing and Recovery Operations

The processing plant uses no chemicals or reagents. Gravity-based methods rely on the relatively heavier weight of diamonds to separate them. The process involves crushing, screening, separation in dense media (ferro-silicon) and x-ray sorting. The recovered diamonds are separated and packaged by size, weighed, secured in a vault to await transport, packed into a special container and flown discreetly but under security escort to the mine’s high-security facility in the city of Yellowknife. In Yellowknife the diamonds are cleaned, sorted and split into DDDLP’s 40% share and DDMI’s 60% share. The cleaning and sorting facility’s quality management earned ISO 9001 certification.

Capital and Operating Costs

Capital Costs

The Diavik Mine development continues with the decision to proceed with the A-21 dike and open pit. The engineering and costing have been completed to full feasibility detail. Dike construction is phased over three seasons, 2015 to 2017, followed by open pit pre-production overburden stripping in 2018 and first deliveries of - kimberlite to the processing plant later that year. Including a 15% contingency and allowance for escalation in real terms over the four-year construction period, the project was estimated in 2014 to cost C$385.6 million (of which C$0.8 million was to be sunk during 2014). Although A-21 is the smallest of the four Diavik kimberlite pipes, the dike will be in waters deeper than for the other dikes; the cost to build the dike takes up most (more than 80%) of the total A-21 capital cost. The A-21 dike and open pit will be Diavik’s third, and will be built in-house largely with local workers. Since production began at the Diavik Mine, capital expenditures have been made annually to sustain the operation and fund mine developments required for continued production. The Diavik Mine capital plan is a five-year detailed plan that is budgeted annually with quarterly reviews and updates. Capital cost estimates approved for inclusion in the five-year business plan are required to be based on firm quotes and/or first principles to support feasibility levels of accuracy and must also include the associated indirect costs, owner’s costs, contingencies, freight and any commissioning costs. Moreover, each capital expenditure or project is required to demonstrate a valid business case or else have some other compelling justification. A well- established internal due diligence process is in place and in use. For longer-term business planning, the five-year capital plan is projected ahead with consideration for the rate of mining, camp population and overall scale of activity on site. As such, capital cost assumptions beyond the immediate five-year plan can include conceptual estimates and placeholder allowances especially toward outer years. The capital cost assumptions for the Diavik Report reflect prevailing estimates in the current business model for the Diavik Mine. The below table summarizes the profile of expenditure for the A-21 mine development capital, expressed in 2015 dollars (2014’s C$0.8 million sunk amount does not appear).

Estimated capital costs, C$ millions (100% JV basis)

Calendar Year	Development C$ millions	Sustaining C$ millions	TOTAL C$ millions
2015	65.6	70.6	136.1
2016	116.3	61.1	177.4
2017	131.1	61.7	192.7
2018	79.1	45.1	124.2
2019	0.3	42.9	43.2
2020	___	31.7	31.7
2021	___	6.2	6.2
2022	___	1.6	1.6
2023	___	___	___
2024	___	___	___
TOTALS:	392.3	320.9	713.2

Operating Costs

Operating costs represent the normal and recurring costs of production. Five-year forecasts of operating costs are based on regularly updated (quarterly) first-principles calculations provided by or through each of the function heads of the Diavik Mine, based on an agreed and management-approved updated mine plan. Approval of each area’s five-year operating budgets includes a process of internal scrutiny and challenge by peers and senior management. Business planning beyond five years is not undertaken by operations personnel but is done at a business-wide level by strategic planners and financial analysts. As such, life-of-mine operating cost assumptions beyond year 5 are modeled values based on the detailed five-year operating budgets and corresponding mine plan. Most areas of the operation have fixed as well as variable costs. While the variable portion of operating costs may vary linearly with cost drivers, fixed costs would not. Therefore, at an overall level, different categories of operating costs for the Diavik Mine vary with cost drivers in different ways and not always linearly. For the Mineral Reserves in the Diavik Report and the schedule of mining and processing envisioned for them, the below table depicts modeled estimates of the associated operating costs by year in Canadian dollars and in real terms. Because the production schedule for the Mineral Reserves in the Diavik Report is not the current five-year plan (but mimics it), the operating costs for the first five years are only a modeled replica of the current business plan.

Modeled operating costs, C$ millions (100% JV basis)

Calendar Year	Underground Mining	Open Pit Mining	Ore Processing	Site Support & Corporate	Private Royalties	Marketing Costs	TOTAL OPERATING
2015	181.5	—	42.4	174.0	21.6	15.7	435.1
2016	185.4	—	42.4	174.0	20.9	15.7	438.4
2017	187.4	—	42.4	174.0	21.9	15.7	441.4
2018	179.2	10.9	42.4	174.0	22.1	15.7	444.4
2019	169.3	68.3	42.4	174.0	22.3	15.7	492.1
2020	165.2	47.4	43.6	175.2	23.8	15.7	470.9
2021	158.5	38.4	44.8	176.3	23.8	15.7	457.1
2022	106.6	28.4	44.8	176.3	24.4	15.7	396.3
2023	85.1	16.2	26.7	152.4	9.3	7.8	297.4
Totals	1,418.2	209.7	372.0	1,550.3	189.6	133.4	3,873.1

Note: Mine closure costs not shown; they are incurred after the end of production and extend for a number of years afterward.

Economic Analysis

A discounted cash flow analysis summary is contained within the Diavik Report. In that model, future cash flows are discounted to reflect present-day dollars with the discounting applied neither to the beginning nor the end of a year but to mid-years. The discounted cash flow analysis indicates positive economics for the Mineral Reserves over the remaining productive life of the Diavik Mine, ending in 2023. Assuming mid-year discounting using a 7% discount rate, the net present value is nearly $2.3 billion. The cash flow model shown in the Diavik Report is presented solely to indicate the economic viability of the Mineral Reserves in the Diavik Report. It is not a forecast of either the Diavik Joint Venture’s or DDDLP’s share of cash flow from the Diavik Mine. The Diavik Mine is a well-established operation in production with cash flows that are immediately positive and sufficiently robust such that the forecasted capital investments are self-funded. Hence, payback and rate of return are not relevant at this stage of the project.

Production

Production at the Diavik Mine is currently from the underground mining of three ore bodies concurrently: A-154 South, A-154 North, and A-418. Future production will include a fourth ore body, A-21, which is in development as an open pit.

In calendar 2014, 7.2 million carats of diamonds were recovered from more than 2.2 million tonnes processed (on a 100% basis). The increase in carats from the original 2014 calendar plan of approximately 6.9 million carats was largely due to an increase in plant throughput from a planned mining rate of 1.9 million tonnes in 2014 to 2.1 million tonnes as the underground mine continued its strong operating performance.

The mine plan for calendar year 2015 foresaw Diavik Mine production (on a 100% basis) of approximately 6.7 million carats from the mining and processing of approximately 2.1 million tonnes of ore. Mining activities will be exclusively underground with approximately 0.8 million tonnes expected to be sourced from A-154 North, approximately 0.4 million tonnes from A-154 South and approximately 0.9 million tonnes from A-418 kimberlite pipes. In addition to the 6.7 million carats produced from underground mining there will be production from coarse ore rejects (“COR”). This additional production is not included in Dominion’s Mineral Reserves, and is therefore incremental. Based on historical recovery rates, the tonnage of COR which is planned to be processed during calendar 2015 would have produced 0.3 million carats.

Cumulative production from the Diavik Mine to December 31, 2014 totaled 91.1 million carats of diamonds (100% basis).

Markets

DDMI’s share of Diavik diamonds is marketed and sold separately through its parent, Rio Tinto, whose diamond marketing and sales organization is well-established with 30 years of experience in the diamond industry and a loyal customer base. Dominion – and its earlier corporate incarnations including the Harry Winston brand – has a strong reputation in the market and maintains a preferred position as a supplier of rough diamonds to cutters and polishers around the world. Dominion has a solid track record in marketing and selling its 40% share of Diavik diamonds. For an individual stone, price is determined based on several criteria including colour, clarity, shape and size, based on a proprietary Price Book which is reviewed and updated up to several times per year following each sale.

Updated Mineral Reserves and Mineral Resources to December 31, 2016

On March 8, 2016, Dominion publicly announced an updated Mineral Reserve and Mineral Resource statement to December 31, 2015 for the Diavik Mine and the following disclosure has been sourced from that release.

The following table sets forth the estimated updated Mineral Resources for the Diavik Mine as of December 31, 2015. The values shown are for 100% of the Diavik Joint Venture:

Mineral Resources 1,2,3,4,5,6

Kimberlite Pipe	Measured Mineral Resource			Indicated Mineral Resource			Inferred Mineral Resource
	Mt	cpt	Mct	Mt	cpt	Mct	Mt	cpt	Mct
A-154 North Underground	—	—	—	—	—	—	0.5	2.4	1.2
A-154 South Underground	—	—	—	—	—	—	0.3	3.0	0.8
A-418 Underground	—	—	—	—	—	—	0.3	2.4	0.7
A-21 Open pit	—	—	—	0.4	2.6	1.0	0.8	3.0	2.3
Totals	—	—	—	0.4	2.6	1.0	1.8	2.8	5.0

(1)	Keith Laskowski, MSc., Vice President Technical Services for Sandstorm Gold and a QP under NI 43-101, has reviewed and approved the scientific and technical disclosure regarding the Diavik Mine contained in this AIF.
(2)	Totals may not add up due to rounding.
(3)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
(4)	Mineral Resources are reported exclusive of Mineral Reserves, and represent material remaining after Mineral Reserves have been removed for reporting separately elsewhere.
(5)	This Mineral Resources estimate reflects a bottom screen size of one millimetre.
(6)	Tonnes are reported as Mt, diamond grades as cpt, and contained diamond carats as Mct.

The following table sets forth the estimated updated Mineral Reserves for the Diavik Mine as of December 31, 2015. The values shown are for 100% of the Diavik Joint Venture:

Mineral Reserves 1,2,3,4,5

Pipe	Proven Mineral Reserve			Probable Mineral Reserve			Proven and Probable Mineral Reserve
	Mt	cpt	Mct	Mt	cpt	Mct	Mt	cpt	Mct
A-154 North Underground	4.1	2.4	9.7	4.7	2.4	11.1	8.8	2.4	20.8
A-154 South Underground	0.3	3.2	1.1	1.2	3.4	4.0	1.5	3.3	5.1
A-418 Underground	2.6	4.1	10.9	2.0	2.9	5.8	4.6	3.6	16.7
A-21 Open pit	3.7	2.7	10.0	—	—	—	3.7	2.7	10.0
Stockpile	0.1	3.5	0.3	—	—	—	0.1	3.5	0.3
Sub-Total - Underground	7.1	3.1	21.7	7.9	2.7	20.9	14.9	2.9	42.6
Sub-Total Open Pit	3.7	2.7	10.0	—	—	—	3.7	2.7	10.0
Sub-Total - Stockpile	0.1	3.5	0.3	—	—	—	0.1	3.5	0.3
Total Reserves	10.8	3.0	32.0	7.9	2.7	20.9	18.7	2.8	52.8

(1)	Keith Laskowski, MSc., Vice President Technical Services for Sandstorm Gold and a QP under NI 43-101, has reviewed and approved the scientific and technical disclosure regarding the Diavik Mine contained in this AIF.
(2)	Totals may not add up due to rounding.
(3)	Tonnes are reported as Mt, diamond grades as cpt, and contained diamond carats as Mct.
(4)	Accounts for all depletions due to production and sampling to December 31, 2015. Mineral Reserves also include forecasted mining losses and dilution. This Mineral Reserves estimate reflects a bottom screen size of one millimetre.
(5)	Stockpiles are minor run-of-mine stockpiles that are maintained at or near the process plant and are available to maintain blending of kimberlite sources to the plant.

Dominion stated that because more than one mining method is underway in the underground mine, dilution and losses are a function of the method used, experience and observation. The future A-21 open pit is expected to have dilution and losses similar to those achieved during Diavik’s first decade as an open pit operation. New data from surveying along with the results of new samples taken in active mining areas were incorporated into the updated Mineral Reserve and Mineral Resource models in calendar 2015. There were three new samples taken in A-154 South, 16 new samples taken in A-418 and four new samples taken in A-154 North. Beyond the active mining areas of A-154 North, a further 53 samples were collected from a drilling campaign to access deeper regions. This resulted in the amount of A-154 North Probable Mineral Reserves more than doubling to approximately 4.7 million tonnes (11.1 million carats) through the promotion of Inferred Mineral Resources and the addition of new kimberlite at depth. A-21 is in development as an open pit and is on track to commence production in the second half of 2018.

Diavik Mine Milestones

Current activities at the Diavik Mine include:

●	On January 16, 2017, Dominion reported that 6.66 million carats of diamonds were recovered in calendar 2016 from the Diavik Mine from 2.21 million tonnes processed (on a 100% basis). They also stated that the completion of the A-21 pipe dike construction and the start of dewatering are expected during calendar 2017, in accordance with the project plan. A new mine plan and budget for calendar 2017 is under review by Rio Rinto and Dominion. The preliminary mine plan for calendar 2017 (on a 100% basis) is for 2.1 – 2.3 million tonnes to be mined, 2.0 – 2.2 million tonnes to be processed and 7.1 – 7.6 million carats to be recovered.

DIVIDENDS

The Company currently intends to retain future earnings, if any, for use in its business and does not anticipate paying dividends on the Common Shares in the foreseeable future. Any determination to pay any future dividends will remain at the discretion of the Company’s Board of Directors and will be made taking into account its financial condition and other factors deemed relevant by the Board. The Company has not paid any dividends since its incorporation.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The authorized share capital of the Company consists of an unlimited number of Common Shares. As of March 28, 2017, 151,988,269 Common Shares are issued and outstanding.

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Company’s Board of Directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Warrants

Publicly Traded

As of December 31, 2016 and as of the date hereof, the Company has:

(a)	a series of 5,002,500 warrants outstanding pursuant to which one (1) warrant entitles the holder to purchase one Common Share at a price of $14.00 until September 7, 2017 (the “2012 Warrants”) - the 2012 Warrants are listed and posted for trading on the TSX under the symbol “SSL.WT.B”; and

(b)	a series of 5,043,900 warrants outstanding pursuant to which one (1) warrant entitles the holder to purchase one Common Share at a price of $4.00 until November 3, 2020 (the “2015 Warrants”) - the 2015 Warrants are listed and posted for trading on the TSX under the symbol “SSL.WT”.

The 2012 Warrants and the 2015 Warrants are each governed by the terms of a warrant indenture (the “Warrant Indentures”) which provides for adjustment in the number of warrant shares issuable upon the exercise of the 2012 Warrants and the 2015 Warrants and/or the exercise price per warrant share upon the occurrence of certain events. From time to time, the Company and the warrant agent under the Warrant Indentures, without the consent of the holders of the 2012 Warrants and the 2015 Warrants, may amend or supplement the Warrant Indentures for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of the 2012 Warrants and the 2015 Warrants. For further details, please refer to the full text of the respective Warrant Indentures which are filed on SEDAR at www.sedar.com.

Non Publicly Traded

As of the date hereof, the Diavik Warrants and the Yamana Warrants are each outstanding. The Diavik Warrants are only exercisable upon the holder having achieved certain development and/or production criteria.

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX under the symbol “SSL” and on the NYSE MKT under the symbol “SAND”. None of the Company’s above-mentioned publicly traded warrants (SSL.WT.B and SSL.WT) are or were listed and posted for trading on the NYSE MKT.

Common Shares

The following table sets forth information relating to the trading of the Common Shares on the TSX for the most recently completed financial year.

Month	High (C$)	Low (C$)	Volume

January 2016	3.890	2.820	6,164,376
February 2016	4.120	3.110	4,975,915
March 2016	4.680	3.760	7,143,100
April 2016	5.450	4.060	8,803,247
May 2016	5.830	4.510	15,257,354
June 2016	6.410	4.530	10,095,087
July 2016	7.530	5.850	8,945,042
August 2016	8.730	6.830	13,193,111
September 2016	8.550	6.430	23,925,145
October 2016	6.740	5.725	9,463,499
November 2016	6.870	4.850	10,552,744
December 2016	5.710	4.290	8,546,834

The price of the Common Shares as quoted by the TSX at the close of business on December 30, 2016 (being the last trading day in 2016) was C$5.27 and on March 28, 2017 was C$5.79.

Warrants

SSL.WT.B

The following table sets forth information relating to the trading of the 2012 Warrants on the TSX for the most recently completed financial year.

Month	High (C$)	Low (C$)	Volume

January 2016	0.195	0.090	70,506
February 2016	0.240	0.095	452,028
March 2016	0.190	0.095	201,206
April 2016	0.170	0.110	212,308
May 2016	0.140	0.090	371,849
June 2016	0.220	0.095	472,902
July 2016	0.350	0.150	224,177
August 2016	0.680	0.350	298,475
September 2016	0.530	0.230	191,116
October 2016	0.325	0.190	59,743

Month	High (C$)	Low (C$)	Volume

November 2016	0.290	0.060	110,577
December 2016	0.150	0.090	105,230

The price of the 2012 Warrants as quoted by the TSX at the close of business on December 30, 2016 (being the last trading day in 2016) was C$0.09 and on March 28, 2017 was C$0.045.

SSL.WT

The following table sets forth information relating to the trading of the 2015 Warrants on the TSX for the months indicated during the most recently completed financial year.

Month	High (C$)	Low (C$)	Volume

January 2016	1.040	0.770	143,670
February 2016	1.500	1.000	237,995
March 2016	1.680	1.260	166,895
April 2016	2.650	1.410	139,660
May 2016	2.760	2.110	125,130
June 2016	3.200	2.220	258,965
July 2016	3.990	2.700	123,993
August 2016	5.340	3.260	112,652
September 2016	4.780	3.150	112,648
October 2016	3.550	2.750	26,295
November 2016	3.500	2.170	98,343
December 2016	2.700	2.020	86,600

The price of the 2015 Warrants as quoted by the TSX at the close of business on December 30, 2016 (being the last trading day in 2016) was C$2.60 and on March 28, 2017 was C$2.95.

DIRECTORS AND OFFICERS

The following table sets forth the name, province/state and country of residence, position held with the Company and principal occupation of each person who is a director and/or an executive officer of the Company.

Name, Province/State and Country of Residence	Position(s) with the Company	Principal Occupation

Nolan Watson British Columbia, Canada	President, Chief Executive Officer and Director since September 2008; Chairman of the Board from January 2013 to March 2016	President and Chief Executive Officer of the Company.

David Awram British Columbia, Canada	Director since March 2007; Executive Vice President from July 2009 to January 2013; Senior Executive Vice President since January 2013	Senior Executive Vice President of the Company.

John P.A. Budreski (1) (2) (3) British Columbia, Canada	Director since June 2009	President and Chief Executive Officer of Morien Resources Corp.; Executive Chairman of EnWave Corporation.

Name, Province/State and Country of Residence	Position(s) with the Company	Principal Occupation

David E. De Witt (1) (2) (3) British Columbia, Canada	Director since April 2008; Lead Independent Director from January 2013 to March 2016; Chairman of the Board since March 2016	Independent Businessman; Chairman of Pathway Capital Ltd. (“Pathway”).

Andrew T. Swarthout (1) (2) Arizona, United States	Director since March 2009	Chief Executive Officer and Director of Bear Creek Mining Corporation.
Mary L. Little (2) (3) Colorado, United States	Director since June 2014	Independent geological consultant.

Erfan Kazemi British Columbia, Canada	Chief Financial Officer since August 2011	Chief Financial Officer of the Company.

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance & Nominating Committee.
(3)	Member of the Compensation Committee.

Each director’s term of office expires at the next annual meeting of shareholders of the Company or when his/her successor is duly elected or appointed, unless his/her term ends earlier in accordance with the articles or by-laws of the Company, he/she resigns from office or he becomes disqualified to act as a director of the Company.

The principal occupations, businesses or employments of each of the Company’s directors and executive officers within the past five years are disclosed in the brief biographies set forth below.

Nolan Watson – President and Chief Executive Officer. Mr. Watson has been the President and Chief Executive Officer of the Company since September 2008 and was its Chairman from January 2013 to March 2016. From May 2010 to May 2014 (when Sandstorm Metals was acquired by the Company), Mr. Watson was President and Chief Executive Officer of Sandstorm Metals and its Chairman from January 2013 to May 2014. From July 2008 to September 2008, Mr. Watson was an independent businessman. From April 2006 to July 2008, Mr. Watson was the Chief Financial Officer of Silver Wheaton Corp. (“Silver Wheaton”). Mr. Watson is a Chartered Financial Analyst Charterholder, a Fellow of the Chartered Professional Accountants of British Columbia (Valedictorian), and he holds a Bachelor of Commerce degree (with honours) from the University of British Columbia. Mr. Watson’s leadership qualities and extensive financial, accounting and business experience are invaluable to the Board and management in achieving success for the Company in its industry.

David Awram – Senior Executive Vice President and Director. Mr. Awram was Executive Vice President of the Company from July 2009 to January 2013 and has been its Senior Executive Vice President since January 2013. Mr. Awram was Executive Vice President of Sandstorm Metals from January 2010 to January 2013 and then its Senior Executive Vice President from January 2013 to May 2014. From July 2008 to July 2009, Mr. Awram was an independent businessman. From May 2005 to July 2008, Mr. Awram was the Director of Investor Relations for Silver Wheaton. Prior to May 2005, he was Manager, Investor Relations with Diamond Fields International Ltd. from April 2004 to April 2005. He holds a Bachelor of Science degree (Honours) in Geology from the University of British Columbia in 1996. Mr. Awram’s experience evaluating hundreds of resource projects and completion of on-site due diligence on dozens of mines across the globe is invaluable to the Board and management in enhancing the Company’s Gold Stream and royalty portfolio.

John P.A. Budreski – Director. Mr. Budreski has been the President and Chief Executive Officer of Morien Resources Corp. since November 2012 and Executive Chairman of EnWave Corporation since June 2014. He was a Managing Director and a Vice Chairman with Cormark Securities Inc. from 2009 to 2012. He was the President and Chief Executive Officer of Orion Securities Inc. from 2005 to 2007. Prior to this, he filled the roles of a Managing Director of Equity Capital Markets and Head of Investment Banking for Scotia Capital Inc. from March 1998 to February 2005 after starting out as a Managing Director of US Institutional Equity Group for Scotia Capital. He also held senior roles in investment banking and equity sales and trading for RBC Dominion Securities and worked for Toronto Dominion Bank. He holds an MBA from the University of Calgary and a Bachelor of Engineering from TUNS/Dalhousie. Mr. Budreski’s experience and financial expertise in the investment banking and natural resources industries, combined with his knowledge of commodities and securities markets, provides the Board with valuable insight and perspective on these issues.

David E. De Witt – Chairman of the Board. Since October 2004, Mr. De Witt has been a co-founder and Chairman of Pathway, a Vancouver-based private venture capital company. Mr. De Witt graduated with a BComm/LLB from the University of British Columbia in 1978 and practiced corporate, securities and mining law until his retirement from the practice of law in January 1997. He currently holds directorships in a number of public companies involved in the natural resource field and has experience in resource projects located in Latin America, North America and Asia. Mr. De Witt’s intimate familiarity with all aspects of capital markets, financial transactions, mergers and acquisitions and restructuring provides value and informed perspective to management and the Board. His legal experience and work with the TSX and other forums also provides the Company with an enhanced perspective on governance issues.

Andrew T. Swarthout – Director. Mr. Swarthout has been the Chief Executive Officer and a director of Bear Creek Mining Corporation since 2003. He was also its President until February 2011 and then again from August 2013 to present. Mr. Swarthout was a Director of Rio Cristal Resources Corporation from December 2006 to September 2013 and he was a Director of Esperanza Resources Corp. from May 2012 to August 2013. Formerly he was an officer and member of the management committee of Southern Peru Copper Corporation from 1995 to 2000 where he participated in decision making during a dynamic period of corporate expansions, financing and project development. Mr. Swarthout served as a member of the National Mining Society of Peru’s Committee for the Promotion of Private Investment, where he initiated favourable environmental and taxation policies to promote foreign mining investment in Peru. Mr. Swarthout graduated in 1974 from the University of Arizona with a Bachelor of Geosciences degree and he is a Professional Geologist. Mr. Swarthout’s extensive experience in the mining industry, coupled with his background in precious metals exploration and project development, combine to provide valuable industry insight and perspective to the Board and management.

Mary L. Little – Director. Ms. Little has been an independent geological consultant since 2014. Formerly, she was a director, Chief Executive Officer, President and founder (from October 2003 to May 2014) of Mirasol Resources Ltd., a precious metals company focused on exploration in Latin America. On March 11, 2015, Ms. Little became a director of Pure Energy Minerals Ltd. and on April 1, 2016, she became a director of Tinka Resources Ltd. Her industry experience includes 15 years in Latin America with major mining companies Newmont, Cyprus Amax and WMC Ltd., where she held management positions including Business Development Manager and Country Manager. Ms. Little has also served as trustee for the Society of Economic Geologists Foundation from 2010 to 2014. She holds a M.Sc. degree in Earth Sciences from the University of California and an MBA from the University of Colorado. Ms. Little’s extensive experience in the exploration and evaluation of epithermal precious metals deposits, as well as porphyry and sediment-hosted mineral environments provides the Board and management with valuable industry insight.

Erfan Kazemi – Chief Financial Officer. Since August 2011, Mr. Kazemi has been the Chief Financial Officer of the Company and he was the Chief Financial Officer of Sandstorm Metals from August 2011 to May 2014. Formerly, Mr. Kazemi was a Senior Manager at PricewaterhouseCoopers LLP where he worked commencing in January 2005 (as an Associate) until June 2011 and where he managed the audits of billion dollar multinational entities and co-authored several publications. In the community, Mr. Kazemi is a former member of the Vancouver Public Library Board and of the University of British Columbia Board of Governors. Mr. Kazemi is a Chartered Financial Analyst Charterholder, a Chartered Professional Accountant and he also holds a Bachelor of Science (Mathematics) from the University of British Columbia. Mr. Kazemi brings an important range of extensive financial, accounting and business experience to the Board which is vital in managing the Company’s business.

As at March 28, 2017, the directors and executive officers of Sandstorm Gold, as a group, beneficially owned, directly and indirectly, or exercised control or direction over, 2,295,685 Common Shares, representing approximately 1.51% of the total number of Common Shares outstanding before giving effect to the exercise of options, restricted share rights or warrants to purchase Common Shares held by such directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company, is, or within ten years prior to the date of this AIF has been, a director, chief executive officer or chief financial officer of any company (including Sandstorm Gold) that,

(i)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company,

(i)	is, or within ten years prior to the date of this AIF has been, a director or executive officer of any company (including Sandstorm Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than John P.A. Budreski, who was a director of EarthFirst Canada Inc. (“EarthFirst”) until March 2, 2010. EarthFirst was engaged in the development of wind power and related generation facilities, when it obtained creditor protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) on November 4, 2008. The CCAA process has now been completed and EarthFirst amalgamated with another entity and no longer exists as a separate entity. In addition, Mr. Budreski became a director of Colossus Minerals Inc. (“Colossus”) in late March of 2014 pursuant to the terms of, and upon the completion of, a Court supervised restructuring. Prior to Mr. Budreski joining the Board of Colossus, Colossus had failed to file its requisite disclosure materials with the applicable regulatory bodies and, on April 29, 2014, the Ontario Securities Commission issued a cease trade order against Colossus. As of the date hereof, the cease trade order remains in effect; or

(ii)	has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of Sandstorm Gold’s knowledge, and other than as disclosed in this AIF, there are no known existing or potential material conflicts of interest between Sandstorm Gold and any director or officer of Sandstorm Gold, except that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of Sandstorm Gold and their duties as a director or officer of such other companies. See “Description of the Business - Risk Factors - Risks Relating to the Company - Conflicts of Interest”.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below, no directors, executive officers or principal shareholders of Sandstorm Gold or any associate or affiliate of the foregoing have had any material interest, direct or indirect, in any transactions in which Sandstorm Gold has participated since January 1, 2014, which has materially affected or is reasonably expected to materially affect Sandstorm Gold.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The co-transfer agent and registrar for the Common Shares in the United States of America is Computershare Trust Company, N.A. in Golden, Colorado.

The warrant agent for the 2012 Warrants and the 2015 Warrants is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

The only material contracts entered into by the Company within the financial period ended December 31, 2016 or since such time or before such time that are still in effect, other than in the ordinary course of business, are as follows:

1.	The (a) termination agreement dated May 7, 2015 among the Company, Luna, Mineração Aurizona, Sandstorm Gold (Canada) Ltd. and Sandstorm Gold Bank Limited with respect to the restructuring with Luna, and (b) the Aurizona royalty agreement dated May 7, 2015 among Luna, Mineração Aurizona and Sandstorm Gold (Canada) Ltd. with respect to the Aurizona Project NSR. See “General Development of the Business - Mineral Interests - Aurizona Gold Stream” for further details.

2.	The Santa Elena Gold Stream. See “General Development of the Business - Mineral Interests - Santa Elena Gold Stream” for further details.

3.	The Amended and Restated Credit Agreement dated February 7, 2013 between the Company and The Bank of Nova Scotia, Bank of Montreal and National Bank of Canada. See “General Development of the Business – Credit Facility” for further details.

4.	The Diavik Royalty purchase agreement. See “General Development of the Business – Mineral Interests – Diavik Mine Royalty” for further details.

5.	The Copper Purchase Agreement and the Silver Purchase Agreement. See “General Development of the Business – Mineral Interests – Multi-Asset Stream Transaction with Yamana Gold Inc.” for further details.

INTERESTS OF EXPERTS

Qualified Persons Under NI 43-101

Ramon Mendoza Reyes, P. Eng., Vice President Technical Services for First Majestic, a qualified person under NI 43-101, has reviewed and approved the scientific and technical disclosure relating to the Santa Elena Mine contained in this AIF.

William Wulftange, P.Geo., Senior Vice President of Exploration of Yamana, a qualified person under NI 43-101, has reviewed and approved the scientific and technical disclosure relating to the Chapada Mine contained in this AIF.

Keith Laskowski, MSc., Vice President Technical Services for the Company, a qualified person under NI 43-101, has reviewed and approved the scientific and technical disclosure relating to the Diavik Mine contained in this AIF.

Each of the aforementioned firms or persons are independent of the Company (with the exception of Mr. Laskowski), and held either less than 1% of the outstanding Common Shares or no securities of the Company or of any associate or affiliate of the Company at the time of preparation of the respective reports and/or at the time of the preparation of the technical information contained in this AIF and did not receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company. None of the aforementioned persons are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company, other than Mr. Laskowski who is an employee of the Company.

Auditors

PricewaterhouseCoopers LLP are the independent auditors for the Company. PricewaterhouseCoopers LLP have advised the Company that they are independent with respect to the Company within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia and the rules and standards of the PCAOB and the securities laws and regulations administered by the SEC.

AUDIT COMMITTEE

The Company’s Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors. The committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of the Company.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Company’s Board of Directors. A copy of the charter is attached hereto as Schedule “A” to this AIF.

The following are the current members of the Committee:

John P.A. Budreski	Independent (1)	Financially literate (1)
David E. De Witt	Independent (1)	Financially literate (1)
Andrew T. Swarthout	Independent (1)	Financially literate (1)

(1)	As defined by National Instrument 52-110 Audit Committees (“NI 52-110”).

Relevant Education and Experience

As noted above, each member of the Audit Committee is financially literate, i.e. has the ability to read and understand financial statements. Collectively, the Audit Committee members have the education and experience to fulfill their responsibilities as outlined in the Audit Committee Charter.

Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

John P.A. Budreski – Mr. Budreski has been involved in capital markets since 1987 and has acted as an advisor or consultant on a variety of capital markets matters. From 2009 to 2012, he was a Managing Director and a Vice Chairman with Cormark Securities Inc. He was the President and Chief Executive Officer of Orion Securities Inc. from 2005 to 2007. Mr. Budreski’s work has required extensive review and analysis of financial statements. He graduated in 1981 from TUNS/Dalhousie with a Bachelor of Engineering degree and then in 1986 from the University of Calgary with an MBA degree.

David E. De Witt – Mr. De Witt is a founding partner and the Chairman of Pathway Capital Ltd., a private venture capital company which was founded in October 2004. He has been a director and officer of numerous publicly traded companies since 1991 and his work has required extensive review and analysis of financial statements. Mr. De Witt graduated in 1975 from the University of British Columbia with a Bachelor of Commerce degree and then in 1978 with a Bachelor of Laws degree.

Andrew T. Swarthout – In addition to being a Director of the Company, Mr. Swarthout has been the Chief Executive Officer and a Director of Bear Creek Mining Corporation since 2003. He was a Director of Rio Cristal Resources Corporation from December 2006 to September 3013 and a Director of Esperanza Resources Corp. from May 2012 to August 2013. These are all publicly traded companies and Mr. Swarthout’s work has required extensive review of financial statements. Mr. Swarthout graduated in 1974 from the University of Arizona with a Bachelor of Geosciences degree and he is a Professional Geologist.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any exemption from NI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors of the Company.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditors in each of the last two financial years are as follows:

Financial Year Ending	Audit Fees	Audit-Related Fees	Tax Fees (1)	All Other Fees (2)
2016 (December 31)	$250,998 (C$337,000)	NIL	$50,840 (C$68,260)	$1,259 (C$1,690)
2015 (December 31)	$283,984 (C$393,057)	NIL	NIL	NIL

(1)	Tax advisory fees relating to due diligence as to tax components of contemplated streams and royalties and other.
(2)	Fee for online IFRS accounting manual database.

ADDITIONAL INFORMATION

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Company dated April 20, 2016 filed on SEDAR at www.sedar.com. This information will also be contained in the management information circular of the Company to be prepared in connection with the Company’s 2017 annual meeting of shareholders currently scheduled to be held in June 2017 which will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2016.

Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures as required under applicable Canadian and United States securities legislation (“Securities Legislation”). Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2016, the Company’s disclosure controls and procedures were effective in ensuring that: (i) information required to be disclosed by the Company in documents and reports that it files or submits to the regulators in Canada and the United States under applicable Securities Legislation was recorded, processed, summarized and reported within the time periods specified in such applicable Securities Legislation and designated forms; and (ii) material information required to be disclosed in the Company’s documents and designated forms filed under such Securities Legislation was accumulated and communicated to the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

SCHEDULE “A”

SANDSTORM GOLD LTD.

(the "Company")

AUDIT COMMITTEE CHARTER

I.         Mandate

The primary function of the Audit Committee (the “Committee”) is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting, and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

•	Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

•	Oversee the audit of the Company’s financial statements.

•	Review and appraise the performance of the Company’s external auditors.

•	Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

II.        Composition

The Committee shall be comprised of three or more directors as determined by the Board of Directors. Each of these directors shall be independent as required by the applicable rules of the Company’s regulators. No member of the Committee is permitted to have participated in the preparation of the financial statements of the Company or any current subsidiary at any time during the past three years.

If permitted by applicable stock exchange laws and regulations in effect from time to time, one director who (i) is not independent as defined and required under applicable stock exchange rules, and (ii) is not a current employee or an immediate family member (as defined under applicable stock exchange rules) of such employee, may be appointed to the Audit Committee if the Board, under exceptional and limited circumstances, determines that membership on the Audit Committee by the individual is required in the best interests of the Company and its stockholders. In such event, the Board will disclose in the Company’s next annual proxy statement the nature of that director’s relationship with the Company and the reasons for that determination. A director appointed to the Committee pursuant to this exception may not serve in excess of two consecutive years and may not chair the Committee.

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Each member of the Committee will be able to read and understand fundamental financial statements. At least one member of the Committee shall have accounting or related financial management expertise to qualify as a financial expert. A financial expert is a member who understands generally accepted accounting principles and financial statements; can assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities; understands internal control over financial reporting; and understands audit committee functions.

The members of the Committee shall be elected by the Board of Directors. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

III.        Meetings

The Committee shall meet at least quarterly, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

IV.       Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

1.	Review and update this Charter annually.

2.	Review the Company’s financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

3.	Review the expenses of the Chief Executive Officer on an annual basis.

External Auditors

4.	Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

5.	Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company.

6.	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

7.	Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

8.	Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

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9.	At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

10.	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

11.	Review with management and the external auditors the audit plan for the year-end financial statements.

12.	Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.	the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii.	such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii.	such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

13.	In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

14.	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

15.	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

16.	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

17.	Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

18.	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements. Where there are significant unsettled issues, the Committee shall ensure that there is an agreed course of action for the resolution of such matters.

19.	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

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20.	Solicit and review complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

21.	Review certification process.

22.	Allow for the solicitation of confidential and/or anonymous submissions by employees of the Company of concerns regarding questionable accounting or auditing matters.

23.	Review any related-party transactions.

General

24.	The Committee shall be empowered to retain independent counsel and other advisers as necessary to carry out its duties.

25.	The Committee shall be provided appropriate funding from the Company, as determined by the Committee, for payment of compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services for the Company, to any advisers employed by the Committee, and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

APPROVED by the Audit Committee of SANDSTORM GOLD LTD. on May 3, 2012.

APPROVED AND ADOPTED by the Board of Directors of SANDSTORM GOLD LTD. on May 3, 2012.

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